Form 10-K, Exhibit 13
period 1996-09-30
PEDIATRIC SERVICES OF AMERICA INC
filed 1996-12-13
CIK 893430

                                                                      EXHIBIT 13










                                     1996

                                 ANNUAL REPORT

LETTER TO STOCKHOLDERS

FISCAL 1996 PROVED TO BE ANOTHER RECORD YEAR at Pediatric Services of America, Inc. ("PSA"). Record net revenue and net income was reported for the fifth consecutive year, six new companies were welcomed to the PSA family and eight new start up locations were opened.

Net revenue increased by 46 percent to a record $163.8 million, and income before taxes and extraordinary item increased by 21 percent to a record $8.5 million. Along with our explosive growth, we have invested in our infrastructure to manage current and future opportunities. These results reflect the dedication of our employees to providing the quality service that our patients deserve and enhancing long-term stockholder value that our stockholders expect.

THE COMPANY AND INDUSTRY

PSA has become the nation's largest focused pediatric home health care provider specializing in home nursing, respiratory therapy, infusion therapy and related services for infants and children. According to industry sources, the market for home health care services in the United States exceeded $30 billion in 1995 with the market for pediatrics estimated at over $5 billion. The pediatric market is served primarily by a large number of small companies operating on a local or regional basis providing a limited range of services. We believe that PSA is in a unique position to continue to take advantage of opportunities to acquire and consolidate these entities and further our strategy as a pediatric home health care company.

The health care industry has, in recent years, been under significant pressure from governmental and managed care sources to reform the delivery of medical services through lower cost alternatives. We feel the focus of the reform will continue toward payors seeking lower cost home health care services as opposed to more costly hospitalization. PSA has proven that it has the capability to provide a wide range of cost effective home health care services for the needs of pediatric patients, particularly the needs of medically fragile children dependent on sophisticated nursing care and medical technology. The medical needs of a pediatric patient are different from those of an adult patient. PSA's experience in providing pediatric home health care services gives us a distinct advantage in the provision of these services over other competitors.

ACQUISITIONS AND NEW BRANCH START UPS

In May 1996, we expanded our bank credit facility from $28 million to $35 million. The combination of the bank financing and the Company's working capital has allowed PSA to add approximately $50.5 million in annualized net revenue from acquisitions in fiscal 1996 and open eight branch offices that contributed approximately $1.3 million in net revenue for fiscal 1996.

Our largest acquisition and most significant to date was Premier Medical Services, Inc. ("Premier"), a provider of home health care and medical testing services to both the pediatric and adult markets. This transaction added approximately $41 million in net revenue. This transaction was accounted for using the pooling-of-interests method and, as a result, the Company's financial information has been restated as if the combining companies had been consolidated for all periods presented.

----------------------------------------------------------------------------
                    ACQUISITION TIME LINE FOR FISCAL 1996

                                                   1996 FISCAL    ANNUALIZED
     DATE                                          NET REVENUE   NET REVENUE
   ACQUIRED                ACQUISITION              (MILLIONS)    (MILLIONS)
   --------                -----------              ----------    ----------

October 1995     Maternal Infant Home Care, Inc.         $ 1.0         $ 1.0

October 1995     Sutter Home, Inc.                       $ 1.2         $ 1.2

December 1995    Independent Nurse Registry, Inc.        $ 1.8         $ 2.2

January 1996     Case Management Systems, Inc.           $ 1.5         $ 1.9

February 1996    Primary Health Services, Inc.           $ 2.5         $ 3.2

February 1996    Premier Medical Services, Inc.          $41.0         $41.0
----------------------------------------------------------------------------

Through fiscal 1996, we extended our record of double digit internal growth to seven consecutive quarters . This growth was fueled by the expansion of services and patient referral base at existing branch offices.

We are also pleased to welcome two additional operations to the PSA family. IntensiCare, Inc., a pediatric nursing services company based in Elmhurst, Illinois and Pediatric Specialists, Inc. a phototherapy and nursing services company in San Dimas, California. Both acquisitions were successfully completed in the first quarter of fiscal 1997 and are expected to add a total of approximately $6.1 million in annual net revenue. They provide PSA with additional strategic presence on the west coast and in the midwest, and the opportunity to expand their core business to include our wide range of services and national managed care contracts.

JOINT VENTURES

In fiscal 1996, PSA entered into a joint venture with Miami Children's Hospital, a leading children's hospital in Miami, Florida. This strategic alliance provides us with a strong partner in the South Florida market from which to expand our pediatric home health care services.

PSA also seeks to further its business expansion through the development of its managed care contracts and fee-for-service contracts with hospitals, home health agencies, physician organizations and other health-related entities. In fiscal 1996, PSA joined in a strategic relationship with Columbia/HCA to provide home health care services in the Houston market. We are continuing our strategy of creating a national organization that provides comprehensive pediatric home health care services that address the needs of the communities we serve.

THE YEAR AHEAD

We continue to be excited about PSA's future and the opportunities available to us in the pediatric home health care market. Our challenge remains the creation of customer value and delivery of quality home care in the existing and future communities we serve.

PSA has always believed that the care and support of a child is much different than that of an adult. Our philosophy towards the care of a pediatric patient extends beyond the medical treatment and includes providing emotional support to the parents in their time of need. I would like again to express gratitude to our employees whose continued commitment has made PSA a valued entity to the community, our patients and stockholders. The record results of fiscal 1995 and 1996 are evidence of their leadership, professionalism and dedication to meeting the challenges of the health care industry.

We would also like to thank our stockholders for their continued confidence in PSA and look forward to serving their interests in the year ahead.



Joseph D. Sansone

Chairman of the Board, President
and Chief Executive Officer

===========================================================================================================================
                                                                                Year Ended September 30,
(in thousands, except per share data)                       ----------------------------------------------------------------
                                                               1996           1995         1994         1993         1992
----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA (1):
Net revenue...............................................    $ 163,804    $  111,860    $  70,686     $ 52,190     $ 24,928
Operating salaries, wages and employee benefits...........       72,026        50,078       33,198       26,260       10,402
Other operating costs.....................................       60,096        39,087       23,566       15,476        8,096
Corporate, general and administrative.....................       10,784         7,217        5,428        4,946        3,530
Provision for doubtful accounts...........................        4,708         3,164        1,411        1,335          801
Depreciation and amortization.............................        4,858         3,656        1,874        1,328        1,109
Merger costs..............................................        1,166           -            -            -            -
                                                              ---------    ----------    ---------      -------      -------
Operating income..........................................       10,166         8,658        5,209        2,845          990
Interest expense..........................................        1,778         1,643        1,074          872          468
                                                              ---------    ----------    ---------      -------      -------
Income before minority interest, income taxes and
   extraordinary item.....................................        8,388         7,015        4,135        1,973          522
Minority interest in loss of subsidiary...................           64           -            -            -            -
                                                              ---------    ----------    ---------      -------      -------
Income before income taxes and extraordinary item.........        8,452         7,015        4,135        1,973          522
Income taxes..............................................        3,406         2,803        1,556          574            -
                                                              ---------    ----------    ---------      -------      -------
Income before extraordinary item..........................        5,046         4,212        2,579        1,399          522
Extraordinary item, net of tax............................          -             781         (408)         -            -
                                                              ---------    ----------    ---------      -------      -------
Net income................................................    $   5,046    $    4,993      $ 2,171      $ 1,399      $   522
                                                              =========    ==========    =========      =======      =======

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON AND
 COMMON EQUIVALENT SHARES:
Income before extraordinary item..........................    $   5,046    $    4,212      $ 2,579      $ 1,399      $   522
Less accretion on redeemable warrants.....................          -             -            (51)         (48)          -
Less accretion on redeemable preferred stock..............          (10)          (36)      (2,198)      (1,865)        (592)
Less preferred stock dividends............................          (86)         (195)         (86)        (128)          (1)
                                                              ---------    ----------      -------      -------      -------
Income (loss) before extraordinary item attributable
 to common and common equivalent shares...................        4,950         3,981          244         (642)         (71)
Extraordinary item, net of tax............................          -             781         (408)          -            -
                                                              ---------    ----------      -------      -------      -------
Income (loss) attributable to common and common
 equivalent shares........................................    $   4,950    $    4,762      $  (164)     $  (642)     $   (71)
                                                              =========    ==========      =======      =======      =======

SHARE DATA:
Income (loss) before extraordinary item per common
   and common equivalent share............................    $    0.79    $     0.79      $  0.15      $ (2.83)     $ (3.15)
Extraordinary item per common and common
   equivalent share.......................................         -             0.15        (0.25)         -            -
                                                              ---------    ----------      -------      --------     -------
Net income (loss) per common and common
   equivalent share.......................................    $    0.79    $     0.94      $ (0.10)     $ (2.83)     $ (3.15)
                                                              =========    ==========      =======      =======      =======
Weighted average shares outstanding (2)...................        6,300         5,058        1,664          227           23
                                                              =========    ==========      =======      =======      =======
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital...........................................    $  35,673    $   17,936      $13,754      $ 3,777      $   367
Total assets..............................................       98,736        73,151       40,299       30,706        9,849
Long-term debt, net of current portion....................       23,638         6,243        8,227       14,159        3,286
Redeemable warrants.......................................          -             -            -            578          -
Redeemable Series A convertible preferred stock...........          -             -            -          5,798        1,900
Redeemable convertible preferred stock....................          -           3,490        1,867          -            -
Total stockholders' equity (deficit)......................       54,193        44,621       20,097          161       (1,356)
===============================================================================================================================

(1) The consolidated financial information has been restated for the effect of the merger on February 29, 1996 of the Company and Premier Medical Services, Inc. accounted for using the pooling-of-interests method. See
     Note 5 to the Company's consolidated financial statements.

(2) Calculated as set forth in Note 12 to the Company's consolidated financial statements. All share information gives effect to a 0.7 for 1 reverse split of the Common Stock that was effected on June 10, 1994.
-------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements of the Company included in this report. All financial information has been restated to reflect the merger of the Company and Premier Medical Services, Inc. ("Premier"), on February 29, 1996 using the pooling-of-interest method of accounting.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of net revenue represented by the following items:

                                                                              YEAR ENDED SEPTEMBER 30,
                                                                            ---------------------------
                                                                            1996        1995       1994
                                                                          --------    --------    -------
Net revenue...........................................................      100.0%      100.0%     100.0%

Operating salaries, wages and employee benefits.......................       44.0        44.8       47.0
Other operating costs.................................................       36.7        34.9       33.3
Corporate, general and administrative.................................        6.6         6.5        7.7
Provision for doubtful accounts.......................................        2.9         2.8        2.0
Depreciation and amortization.........................................        3.0         3.3        2.6
Merger costs..........................................................        0.6          -          -
                                                                            -----       -----      ------

Operating income......................................................        6.2         7.7        7.4

Interest expense......................................................        1.1         1.4        1.5
                                                                            -----       -----      ------

Income before minority interest, income taxes and extraordinary
    item..............................................................        5.1         6.3        5.9

Minority interest in loss of subsidiary...............................        0.1          -          -
                                                                            -----       -----      ------

Income before income taxes and extraordinary item.....................        5.2         6.3        5.9

Income taxes..........................................................        2.1         2.5        2.2
                                                                            -----       -----      ------

Income before extraordinary item......................................        3.1         3.8        3.7

Extraordinary item, net of tax........................................         -          0.7       (0.6)
                                                                            -----       -----      ------

Net income............................................................        3.1%        4.5%       3.1%
                                                                            ======      ======     ======

FISCAL 1996 COMPARED TO FISCAL 1995

     Net revenue increased $51.9 million, or 46%, to $163.8 million in 1996 from $111.9 million in fiscal 1995. The Company's acquisitions and start-up operations accounted for approximately $25.0 million, or 48%, of the increase and internal growth accounted for the remaining $26.9 million, or 52%, of the increase. Overall, the internal growth in net revenue increased to 24% for fiscal 1996 compared to 14% for fiscal 1995. Of the $51.9 million increase in net revenue in fiscal 1996, pediatric net revenue accounted for $35.3 million, or 68%, of the increase. Increased pediatric net revenue for fiscal 1996 was attributable to the Company's acquisitions, the successful opening of new branch offices and marketing efforts which resulted in an increase in patients served rather than any significant increase in rates charged. Adult net revenue accounted for $9.8 million, or 19%, of the increase in net revenue for fiscal 1996, primarily due to the internal growth of existing locations. Medical testing services net revenue accounted for $6.8 million, or 13%, of the increase in net revenue for fiscal 1996, primarily due to an increase in the volume of business. In fiscal 1996, the Company derived approximately 63% of its net revenue from commercial and private payors, 27% from Medicaid and 10% from Medicare.

     Operating salaries, wages and employee benefits consist primarily of branch office operations. Operating salaries, wages and benefits increased $21.9 million, or 44%, to $72.0 million in fiscal 1996 from $50.1 million in fiscal 1995. The increase was primarily due to the Company's acquisitions, start-up operations and the internal growth of the Company's operations. The acquisitions and start-up operations added approximately $13.6 million, or 62%, of the increase in operating salaries, wages and employee benefits. As a percentage of net revenue, total operating salaries, wages and employee benefits for fiscal 1996 decreased to 44% from 45% in fiscal 1995. The decrease in operating salaries, wages and employee benefits as a percentage of net revenue is primarily attributable to the increase in the net revenue volume from pharmacy, respiratory and medical testing services operations which have a lower operating salaries, wages and employee benefits component as compared to the Company's other lines of business, thereby lowering the Company's overall ratio.

     Other operating costs include medical supplies, branch office rents, utilities, vehicle expenses and cost of sales. Other operating costs increased $21.0 million, or 54%, to $60.1 million in fiscal 1996 from $39.1million in fiscal 1995. Of this increase, $9.1 million, or 43%, relates to the Company's acquisitions and start-up operations and the remainder to the internal growth of the Company's operations. As a percentage of net revenue, total other operating costs for fiscal 1996 increased to 37% from 35% in fiscal 1995. The increase in operating costs as a percentage of net revenue is primarily attributable to the increase in net revenue volume from the pharmacy and medical testing services operations. The pharmacy and medical testing services operations have a higher other operating cost component than the Company's other operations due to the purchase of drug product for the pharmacy business and the payment of operating expenses for the medical testing services business.

     Corporate, general and administrative costs increased $3.6 million, or 49%, to $10.8 million in fiscal 1996 from $7.2 million in fiscal 1995. The increase is primarily due to the internal growth of the Company's operations and the addition of administrative staff to support the Company's acquisitions and start-up operations. As a percentage of net revenue, corporate, general and administrative costs are comparable for fiscal 1996 and fiscal 1995.

     During fiscal 1996, the Company's provision for doubtful accounts increased $1.5 million, or 49%, to $4.7 million from $3.2 million in fiscal 1995. The increase is primarily due to an increase in total net revenue and days sales outstanding. As a percentage of net revenue, the provision for doubtful accounts is comparable for fiscal 1996 and fiscal 1995.

     Depreciation and amortization expenses increased $1.2 million, or 33%, to $4.9 million in fiscal 1996 from $3.7 million in fiscal 1995. The increase was primarily attributable to the Company's capital expenditures for the purchase of rental equipment and the amortization of goodwill from the Company's acquisitions. As a percentage of total net revenue, depreciation and amortization costs decreased in fiscal 1996. The decrease is primarily attributable to an increase in the Company's pharmacy and medical testing services businesses which have a lower depreciation and amortization cost component.

     In fiscal 1996, the Company incurred non-recurring merger costs of approximately $1.2 million related to the merger of the Company with Premier on February 29, 1996. These costs represent legal and professional fees, severance costs and other costs related to consummating the merger.

     Interest expense increased $0.1 million, or 8%, to $1.7 million in fiscal 1996 from $1.6 million in fiscal 1995. The increase was primarily the result of an increase in the Company's weighted average debt outstanding incurred to finance acquisitions during fiscal 1996. In June 1995, the Company used approximately $19.0 million of the net proceeds of its second public offering to repay outstanding indebtedness. See "Liquidity and Capital Resources''.

     Income tax expense increased $0.6 million, or 22%, to $3.4 million in fiscal 1996 from $2.8 million in fiscal 1995. This increase is due to an increase in profitability of the Company.


FISCAL 1995 COMPARED TO FISCAL 1994

     Net revenue increased $41.2 million, or 58%, to $111.9 million in fiscal 1995 from $70.7 million in fiscal 1994. The Company's acquisitions and start-up operations accounted for approximately $31.2 million, or 76%, of the increase and internal growth accounted for the remaining $10.0 million, or 24%, of the increase. Overall, the internal growth in net revenue increased to 14% for fiscal 1995 compared to 12% for fiscal 1994. Of the $41.2 million increase in net revenue in fiscal 1995, pediatric net revenue accounted for $24.7 million, or 60%, of the increase. Increased pediatric net revenue for fiscal 1995 was attributable to the Company's acquisitions, successful opening of new branch offices and marketing efforts which resulted in an increase in patients served rather than any significant increase in rates charged. Adult net revenue accounted for $15.1 million, or 37%, of the increase in net revenue for fiscal 1995, primarily due to the acquisition of Oxygen Specialties, Inc., ("OSI") which was acquired October 1, 1994. Medical testing services net revenue accounted for $1.4 million, or 3% of the increase in net revenue for fiscal 1995, primarily due to an increase in the volume of business. In fiscal 1995, the Company derived approximately 62% of its net revenue from commercial and private payors, 26% from Medicaid and 12% from Medicare.

     Operating salaries, wages and employee benefits consist primarily of branch office operations. Operating salaries, wages and benefits increased $16.9 million, or 51%, to $50.1 million in fiscal 1995 from $33.2 million in fiscal 1994. The increase was primarily due to the Company's acquisitions and, to a lesser extent, the internal growth of the Company operations. The acquisitions added approximately $13.0 million in operating salaries, wages and employee benefits. As a percentage of net revenue, operating salaries, wages and employee benefits for fiscal 1995 decreased to 45% from 47% in fiscal 1994. The decrease in operating salaries, wages and employee benefits as a percentage of net revenue is primarily attributable to the acquisition of OSI, which is principally engaged in the rental of medical equipment. The rental of medical equipment maintains a lower ratio of operating salaries, wages and employee benefits to net revenue than the Company's other lines of business, thereby lowering the Company's overall ratio.

     Other operating costs include medical supplies, branch office rents, utilities, vehicle expenses and cost of sales. Other operating costs increased $15.5 million, or 66%, to $39.1 million in fiscal 1995 from $23.6 million in fiscal 1994. Of this increase, $10.9 million, or 70%, relates to the Company's acquisitions and the remainder to the internal growth of the Company's operations. As a percentage of net revenue, other operating costs for fiscal 1995 increased to 35% from 33% in fiscal 1994. The increase in operating costs as a percentage of net revenue is primarily attributable to the acquisition of OSI in October 1994 and Pediatric Partners, Inc. ("PPI") in March 1995. OSI and PPI's operations have a higher percentage of other operating costs than the Company's other operations due to inherently higher operating costs related to the rental of medical equipment and infusion therapy, respectively.

     Corporate, general and administrative expenses increased $1.8 million, or 33%, to $7.2 million in fiscal 1995 from $5.4 million in fiscal 1994. The increase is primarily due to the acquisition of OSI and PPI which contributed approximately $1.2 million, or 65%, of the increase. As a percentage of net revenue, corporate, general and administrative expenses for fiscal 1995 decreased to 7% from 8% in fiscal 1994 primarily as a result of the greater economies of scale as the Company's net revenue increased at a more rapid rate than the Company's corporate, general and administrative expenses.

     During fiscal 1995, the Company's provision for doubtful accounts increased $1.8 million, or 124%, to $3.2 million from $1.4 million in fiscal 1994. The increase is primarily due to the acquisition of OSI which has a higher provision for doubtful accounts as compared to the Company's experience. As a percentage of net revenue, the provision for doubtful accounts for fiscal 1995 increased to 3% from 2% in fiscal 1994 primarily as a result of the OSI acquisition.

     Depreciation and amortization expenses increased $1.8 million, or 95%, to $3.7 million in fiscal 1995 from $1.9 million in fiscal 1994. The increase was primarily attributable to the acquisition of OSI and PPI, which added approximately $1.1 million in additional depreciation and amortization expense. As a percentage of total net revenue, depreciation and amortization costs increased in fiscal 1995. The increase is primarily attributable to the acquisition of OSI, which has a higher depreciation and amortization cost component.

     Interest expense increased $0.6 million, or 53%, to $1.6 million in fiscal 1995 from $1.0 million for fiscal 1994. The increase was primarily the result of an increase in the average outstanding debt from indebtedness incurred to finance acquisitions during fiscal 1995. In June 1995, the Company used approximately $19.0 million of the net proceeds of its second public offering to repay outstanding indebtedness. See "Liquidity and Capital Resources".

     Income tax expense increased $1.2 million, or 80%, to $2.8 million in fiscal 1995 from $1.6 million in fiscal 1994. This increase is due to an increase in profitability of the Company and an increase in the Company's effective tax rate as a result of the nondeductibility of the goodwill amortization arising from the acquisition of the stock of OSI, PPI and Balwink Enterprises, Inc.


LIQUIDITY AND CAPITAL RESOURCES

     In May 1996, the Company and the Bank amended the credit agreement to further increase the amount of available financing to $35 million, consisting of a $25 million revolving loan and a $10 million term loan. Amounts available to borrow under the amended credit facility are subject to certain limits as defined in the agreement. As of September 30, 1996, the amount available under the amended credit agreement was $8.7 million. Borrowings under this facility bear interest at LIBOR plus 1.5%, the Bank's prime rate or at a rate equal to the Bank's cost of funds plus 1.5%, at the Company's option. The interest rates under this facility at September 30, 1996 ranged from 9.25% to 6.81% per annum. Amounts outstanding under the revolving loan are due in July 2000, and principal amounts outstanding under the term loan are due in 14 quarterly installments beginning on March 31, 1997. Outstanding borrowings under this facility at September 30, 1996 were approximately $25.7 million ($15.7 million under the revolving loan and $10.0 million under the term loan).

     Subsequent to the 1996 fiscal year end, the Company and the Bank amended and restated the credit agreement in December 1996 ("1996 Amended and Restated Credit Agreement") to further increase the amount of available financing to $60 million, consisting of a $50 million revolving loan and a $10 million term loan. An additional bank was added to the credit agreement to expand the credit facility. The terms of the 1996 Amended and Restated Credit Agreement are consistent with the original terms of the credit agreement.

     Premier also had a credit agreement with a bank. On May 20, 1996, the Company retired the debt and cancelled the Premier credit agreement. Outstanding borrowings under this facility at May 20, 1996 were approximately $5.2 million. The Company financed the retirement of the debt through borrowings from its credit agreement.

     In June 1994, the Company completed its initial public offering of 1.6 million shares of Common Stock at a price of $8 per share, from which the Company received total proceeds, net of issuance costs, of approximately $11 million. The Company used approximately $10.4 million of the offering proceeds to repay the Company's outstanding debt and approximately $0.6 million as partial consideration for the acquisition of OSI.

     In June 1995, the Company completed its second public offering of 1.1 million shares of Common Stock at a price of $15.75 per share, from which the Company received total proceeds, net of issuance costs, of approximately $15.9 million. In July 1995, the Company's underwriters exercised their right to purchase 217,500 additional shares of the Company's Common Stock at a price of $15.75 per share, from which the Company received total proceeds, net of issuance costs, of approximately $3.2 million. The Company used substantially all of the proceeds to repay a portion of the Company's outstanding debt. The second public offering also included the offering of 347,585 shares of the Company's Common Stock by certain of the Company's stockholders (the "Selling Stockholders"). The Company did not receive any of the proceeds from the sale of shares by the Selling Stockholders. Subsequently, the Company has continued to finance its operations, including acquisitions, through cash flows from operations and bank borrowings.

     Prior to the merger with the Company, Premier financed its operations primarily through cash flow from operations, bank borrowings and the issuance of Redeemable Convertible Preferred Stock. In March 1995 and May 1994, Premier issued shares of Redeemable Convertible Preferred Stock, from which Premier received total proceeds, net of issuance costs, of approximately $1.4 million and $1.9 million, respectively. The proceeds were used to repay indebtedness to a former stockholder of Premier and provide proceeds for acquisitions and general working capital requirements.

     The Company's operating cash flows are affected significantly by growth in accounts receivable, largely as a result of the Company's net revenue growth. For the fiscal years ended September 30, 1996, 1995 and 1994, the Company's cash flows from operations were affected by increases in accounts receivable balances of $20.3 million, $12.3 million and $4.7 million, respectively. These increases were due primarily to volume growth and acquisitions. The Company's days sales outstanding (''DSO'') in accounts receivable was 101 days, 83 days and 73 days as of September 30, 1996, 1995 and 1994, respectively, based on the annualized net revenue for the last quarter of each period. The increase in the DSO is primarily attributable to the accelerated growth experienced by the Company, coupled with the Company's focus on maintaining low corporate, general and administrative costs. The Company has taken measures to improve the DSO by investing in additional accounts receivable staff and is currently developing a new billing and receivable management system on target for implementation in the second quarter of fiscal 1997.

     The Company's investments in property and equipment are attributable largely to purchases of medical equipment that is rented to patients. The Company's investments in the acquisition of businesses were $4.8 million, $18.2 and $1.0 million in fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

          Upon the merger of the Company with Premier, the Redeemable Convertible Preferred Stock was converted to Common Stock. In addition, the Company paid the cumulative preferred stock dividend of approximately $281,000 as required upon the conversion of the Redeemable Convertible Preferred Stock to Common Stock in February 1996. As of September 30, 1996, the Company had paid substantially all of the non-recurring costs related to the merger.

     The Company has recorded a net deferred tax asset in its consolidated financial statements. Management believes that it is more likely than not the net deferred tax asset will be realized.

     The Company intends to continue to expand its business primarily through acquiring local and regional home health care companies, opening branch offices in both new and existing markets and expanding the services currently provided at its existing branch offices. Acquisitions to date have been financed with a combination of cash generated from operations, borrowings under the Company's credit facility and shares of Common Stock of the Company.

     Development costs of new branch offices include, among other things, lease deposits and payments, and leasehold improvements and start-up costs, including marketing and labor costs. Management believes that the Company's cash commitment for each new branch office that delivers a full range of the Company's services may approximate $500,000. Such costs will vary depending upon inflation and the size and location of each facility and, accordingly, may vary substantially from this approximation. Management expects that its current plan to expand services at the Company's existing branch offices may require funds of up to $2 million.

     Management currently believes that internally generated funds and borrowings under the Company's amended credit facilities will be adequate to satisfy the Company's working capital requirements, including currently anticipated expansion, through September 1997.


QUARTERLY OPERATING RESULTS AND SEASONALITY

     The Company's quarterly results may vary significantly depending primarily on factors such as rehospitalizations of patients, the timing of new branch office openings and pricing pressures due to legislative and regulatory initiatives to contain health care costs. The Company believes that its net revenue is typically higher during the third and fourth quarters of its fiscal year due to respiratory illnesses associated with the spring and summer months. As a result of the above factors, the Company's operating results for any particular quarter may not be indicative of the results for the full fiscal year.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Pediatric Services of America, Inc

     We have audited the accompanying consolidated balance sheets of Pediatric Services of America, Inc. ("PSA"), as of September 30, 1996 and 1995, and the related consolidated statements of operations, redeemable preferred stock, common stock and other stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of PSA's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Premier Medical Services, Inc. a wholly-owned subsidiary, as of September 30, 1995 and for the two years then ended, which statements reflect total assets constituting 20% as of September 30, 1995, and reflect total net revenue of 26% and 32% for 1995 and 1994, respectively, of the related consolidated financial statement totals. Those statements were audited by other auditors, whose report thereon has been furnished to us, and our opinion, insofar as it relates to data included for Premier Medical Services, Inc. is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSA at September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.



                                             Ernst & Young LLP


November 8, 1996
Atlanta, Georgia

                      PEDIATRIC SERVICES OF AMERICA, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                SEPTEMBER 30,
                                                                        ---------------------------------
                                                                             1996                 1995
                                                                        -------------        ------------
ASSETS

Current assets:

     Cash and cash equivalents.......................................     $    770,206         $   100,562

     Accounts receivable, less allowances for doubtful
     accounts of $8,523,000 and $6,870,000, respectively.............       47,744,840          31,523,256

     Prepaid expenses................................................          460,850              74,731

  Deferred income taxes..............................................        3,524,265           2,663,820

     Other current assets............................................        2,065,314             867,284
                                                                          ------------         -----------

Total current assets.................................................       54,565,475          35,629,653

Property and equipment:

  Home care equipment held for rental................................       19,013,569          14,608,906

  Furniture and fixtures.............................................        4,910,212           3,171,340

  Vehicles...........................................................          580,445             586,352

  Leasehold improvements.............................................          562,285             520,345
                                                                          ------------         -----------

                                                                            25,066,511          18,886,943

  Accumulated depreciation and amortization..........................      (11,644,023)         (8,356,862)
                                                                          ------------         -----------

                                                                            13,422,488          10,530,081

Other assets:

  Goodwill, less accumulated amortization of
     $2,333,000 and $1,373,000, respectively.........................       28,733,976          24,806,684

  Certificates of need, less accumulated amortization of
     $176,000 and $116,000, respectively.............................       1,171,772            1,183,811

  Deferred financing fees, less accumulated
     amortization of $76,000 and $27,000, respectively...............         216,342              170,285

  Noncompete agreements, less accumulated
     amortization of $582,000 and $436,000,
     respectively....................................................         368,333              513,956

  Other..............................................................         257,144              316,363
                                                                         ------------          -----------

                                                                           30,747,567           26,991,099
                                                                         ------------          -----------

Total assets.........................................................    $ 98,735,530          $73,150,833
                                                                         ============          ===========

See accompanying notes.

                      PEDIATRIC SERVICES OF AMERICA, INC.

                                                                                    SEPTEMBER 30
                                                                         --------------------------------
                                                                             1996                1995
                                                                         -----------          -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Revolving line of credit...................................         $        -           $ 3,892,054
     Accounts payable...........................................              5,779,594         3,082,108
     Accrued compensation.......................................              3,581,013         2,928,219
     Accrued insurance..........................................              1,845,993         1,110,621
     Other accrued liabilities..................................              2,724,454         2,620,460
     Deferred revenue...........................................                792,139         1,066,013
     Income taxes payable.......................................              1,852,128           740,816
     Current maturities of long-term obligations................              2,317,569         2,253,304
                                                                            -----------       -----------
Total current liabilities.......................................             18,892,890        17,693,595
Long-term obligations, net of current maturities................             23,637,954         6,242,697
Deferred income taxes...........................................              1,077,058         1,103,000
Minority interest in subsidiary.................................                935,035             --
Redeemable Convertible Preferred Stock, $.01 par value,
  5,000,000 shares authorized, 34,300 issued and
  outstanding in 1995 (converted to common stock in fiscal
  1996).........................................................                   --           3,490,178

Stockholders' equity:
  Preferred stock, $.01 par value, 2,000,000 shares authorized,
     no shares issued and outstanding...........................                   --               --
  Common stock, $.01 par value, 8,000,000 shares authorized,
     6,247,567 and 5,603,852 shares issued and outstanding
      in 1996 and 1995, respectively............................                 62,476            56,039
  Additional paid-in capital....................................             41,513,355        36,898,971
  Retained earnings.............................................             12,616,762         7,666,353
                                                                            -----------       -----------
Total stockholders' equity......................................             54,192,593        44,621,363
                                                                            -----------       -----------
Total liabilities and stockholders' equity......................            $98,735,530       $73,150,833
                                                                            ===========       ===========

See accompanying notes.

                      PEDIATRIC SERVICES OF AMERICA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               YEAR ENDED SEPTEMBER 30,
                                                                                      ---------------------------------------------
                                                                                           1996            1995           1994
                                                                                      --------------  --------------  -------------
Net revenue.........................................................................   $163,804,464    $111,859,820    $70,685,896
Costs and expenses:
     Operating salaries, wages and employee benefits................................     72,026,197      50,077,865     33,198,163
     Other operating costs..........................................................     60,096,166      39,086,858     23,566,158
     Corporate, general and administrative..........................................     10,783,957       7,216,887      5,427,689
     Provision for doubtful accounts................................................      4,707,989       3,163,799      1,411,068
     Depreciation and amortization..................................................      4,858,319       3,656,300      1,873,623
Merger costs........................................................................      1,165,600              --             --
                                                                                       ------------    ------------    -----------
     Total costs and expenses.......................................................    153,638,228     103,201,709     65,476,701
                                                                                       ------------    ------------    -----------
Operating income....................................................................     10,166,236       8,658,111      5,209,195
Interest expense....................................................................      1,778,384       1,643,459      1,073,972
                                                                                       ------------    ------------    -----------
Income before minority interest, income taxes  and extraordinary item...............      8,387,852       7,014,652      4,135,223
Minority interest loss in subsidiary................................................         64,965              --             --
                                                                                       ------------    ------------    -----------
Income before income taxes and extraordinary item...................................      8,452,817       7,014,652      4,135,223
Income taxes........................................................................      3,406,484       2,803,156      1,556,800
                                                                                       ------------    ------------    -----------
Income before extraordinary item....................................................      5,046,333       4,211,496      2,578,423
Extraordinary item, net of tax expense (benefit) of $521,000 and
 ($250,000), respectively...........................................................             --         781,220       (407,811)
                                                                                       ------------    ------------    -----------
Net income..........................................................................   $  5,046,333    $  4,992,716    $2 ,170,612
                                                                                       ============    ============    ===========

NET INCOME ATTRIBUTABLE TO COMMON AND COMMON EQUIVALENT SHARES:
Income before extraordinary item....................................................   $  5,046,333    $  4,211,496    $ 2,578,423
Less accretion on redeemable warrants...............................................             --              --        (51,285)
Less accretion on redeemable preferred stock........................................        (10,174)        (35,952)    (2,197,425)
Less preferred stock dividends......................................................        (85,750)       (194,943)       (85,570)
                                                                                       ------------    ------------    -----------
Income before extraordinary item attributable to common and
common equivalent shares............................................................      4,950,409       3,980,601        244,143
Extraordinary item, net of tax expense (benefit) of $521,000 and
($250,000), respectively............................................................             --         781,220       (407,811)
Net income (loss)  attributable to common and common equivalent
                                                                                       ------------    ------------    ------------
shares..............................................................................   $  4,950,409    $  4,761,821    $  (163,668)
                                                                                       ============    ============    ============
SHARE DATA:
Income before extraordinary item per common and common equivalent
share...............................................................................          $0.79           $0.79          $0.15
Extraordinary item per common and common equivalent
     share..........................................................................             --            0.15          (0.25)
                                                                                       ------------    ------------    -----------
Net income (loss) per common and common equivalent
shares..............................................................................          $0.79           $0.94         $(0.10)
                                                                                       ============    ============    ===========
Weighted average shares outstanding.................................................      6,300,207       5,057,988      1,664,277
                                                                                       ============    ============    ===========

See accompanying notes.

                      PEDIATRIC SERVICES OF AMERICA, INC.
            CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK,
                  COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY

                                                                    REDEEMABLE
                                                                     SERIES A      REDEEMABLE                        CLASS A
                                                                    CONVERTIBLE    CONVERTIBLE                     CONVERTIBLE
                                                                     PREFERRED       PREFERRED       PREFERRED        COMMON
                                                                       STOCK           STOCK           STOCK          STOCK
                                                                  ---------------  --------------  -------------  --------------
Balances at September 30, 1993.................................       $ 5,797,700       $      --      $      --         $ 2,500
Issuance of 20,000 shares of redeemable convertible
   preferred stock, net of issuance cost of $132,714...........                --       1,867,283             --              --
39,456 shares of common stock issued through exercise
   of stock options............................................                --              --             --              --
17,547 shares of common stock issued in
   connection with an acquisition of a business................                --              --             --              --
Accretion on redeemable preferred stock........................         2,197,425              --             --              --
Accretion on redeemable warrants...............................                --              --             --              --
Preferred stock dividends......................................                --              --             --              --
Conversion of warrants to 10,967 shares common
   stock.......................................................                --              --             --              --
25,990 shares of common stock issued as a stock
   dividend to holders of series A convertible
   preferred stock.............................................                --              --             --              --
1,223,238 shares of series A convertible preferred
   stock converted to common stock upon consummation
   of initial public offering..................................        (7,995,125)             --             --              --
250,000 shares of class A common stock converted
   to common stock upon consummation of initial
   public offering.............................................                --              --             --          (2,500)
Conversion of warrants to 24,819 shares of
   common stock upon consummation of initial
   public offering.............................................                --              --             --              --
Issuance of 1,600,000 shares of common stock
   upon consummation of initial public
   offering, net of issuance costs of
   $1,800,919..................................................                --              --             --              --
Net income.....................................................                --              --             --              --
                                                                   --------------  --------------  -------------  --------------
Balances at September 30, 1994.................................                --       1,867,283             --              --
Issuance of 14,300 shares of redeemable convertible
   preferred stock, net of issuance costs of
   $38,000.....................................................                --       1,392,000             --              --
54,748 shares of common stock issued through
   exercise of stock options...................................                --              --             --              --
41,548 shares of common stock issued in
   connection with the acquisition of
   businesses..................................................                --              --             --              --
Issuance of 1,319,915 shares of common stock
   upon consummation of a second public
   offering, net of issuance costs of
   $1,680,105..................................................                --              --             --              --
Accretion on redeemable preferred stock........................                --          35,952             --              --
Preferred stock dividends......................................                --         194,943             --              --
Net income.....................................................                --              --             --              --
                                                                   --------------  --------------  -------------  --------------
Balances at September 30, 1995.................................                --       3,490,178             --              --

                                                                                       ACCUMULATED
                                                                          ADDITIONAL   ACCRETION ON                  TOTAL
                                                                COMMON      PAID-IN    REDEEMABLE       RETAINED   STOCKHOLDERS'
                                                                 STOCK      CAPITAL     SECURITIES      EARNINGS     EQUITY
                                                               ---------- -----------  -------------    ----------  ------------
Balances at September 30, 1993..............................   $    4,064 $ 2,151,218  $  (2,816,314)   $  819,490  $    160,958
Issuance of 20,000 shares of redeemable convertible
   preferred stock, net of issuance cost of $132,714........           --          --             --            --            --
39,456 shares of common stock issued through exercise
   of stock options.........................................          394      17,744             --            --        18,138
17,547 shares of common stock issued in
   connection with an acquisition of a business.............          175     179,825             --            --       180,000
Accretion on redeemable preferred stock.....................           --          --     (2,197,425)           --    (2,197,425)
Accretion on redeemable warrants............................           --          --        (51,285)           --       (51,285)
Preferred stock dividends...................................           --          --             --       (85,570)      (85,570)
Conversion of warrants to 10,967 shares common
   stock....................................................          110      62,390             --            --        62,500
25,990 shares of common stock issued as a stock
   dividend to holders of series A convertible
   preferred stock..........................................          260     215,110             --            --       215,370
1,223,238 shares of series A convertible preferred
   stock converted to common stock upon consummation
   of initial public offering...............................       17,125   3,012,419      4,965,581            --     7,995,125
250,000 shares of class A common stock converted
   to common stock upon consummation of initial
   public offering..........................................        3,500      (1,000)            --            --            --
Conversion of warrants to 24,819 shares of
   common stock upon consummation of initial
   public offering..........................................          248     529,752         99,443            --       629,443
Issuance of 1,600,000 shares of common stock
   upon consummation of initial public
   offering, net of issuance costs of
   $1,800,919...............................................       16,000  10,983,081             --            --    10,999,081
Net income..................................................           --          --             --     2,170,612     2,170,612
                                                               ---------- -----------  -------------    ----------  ------------
Balances at September 30, 1994..............................       41,876  17,150,539             --     2,904,532    20,096,947
Issuance of 14,300 shares of redeemable convertible
   preferred stock, net of issuance costs of
   $38,000..................................................           --          --             --            --            --
54,748 shares of common stock issued through
   exercise of stock options................................          548      85,991             --            --        86,539
41,548 shares of common stock issued in
   connection with the acquisition of
   businesses...............................................          416     567,084             --            --       567,500
Issuance of 1,319,915 shares of common stock
   upon consummation of a second public
   offering, net of issuance costs of
   $1,680,105...............................................       13,199  19,095,357             --            --    19,108,558
Accretion on redeemable preferred stock.....................           --          --             --       (35,952)      (35,952)
Preferred stock dividends...................................           --          --             --      (194,943)     (194,943)
Net income..................................................           --          --             --     4,992,716     4,992,716
                                                               ---------- -----------  -------------    ----------  ------------
Balances at September 30, 1995..............................       56,039  36,698,971             --     7,666,353    44,621,363

                                                           Redeemable
                                                            Series A        Redeemable                              Class A
                                                           Convertible      Convertible                           Convertible
                                                            Preferred        Preferred        Preferred             Common
                                                              Stock            Stock            Stock                Stock
                                                           -----------      -----------       ---------           -----------
63,563 shares of common stock issued through
  exercise of stock options...........................             --              --                --                   --
51,124 shares of commons stock issued in connection
  with the acquisition of a business..................             --              --                --                   --
Accretion on redeemable preferred stock...............             --          10,174                --                   --
Preferred stock dividends.............................             --          85,750                --                   --
Conversion of preferred stock upon merger.............             --      (3,586,102)               --                   --
97,409 shares of common stock issued from the
  conversion of warrants and stock options............             --              --                --                   --
  upon the merger
99,233 shares of common stock issued upon
  the exercise of warrants............................             --              --                --                   --
Net income............................................             --              --                --                   --
                                                       --------------     -----------     -------------     ----------------

Balances at September 30,  1996....................... $           --     $        --     $          --     $             --
                                                       ==============     ===========     =============     ================

                                                                                    Accumulated
                                                                     Additional     Accretion on                           Total
                                                         Common       Paid-in        Redeemable         Retained       Stockholders'
                                                          Stock       Capital        Securities         Earnings          Equity
                                                         -------    -----------   ----------------     -----------      ----------
63,563 shares of common stock issued through
  exercise of stock options............................      636        355,356                 --              --         355,992
51,124 shares of commons stock issued in connection
  with the acquisition of a business...................      511        999,489                 --              --       1,000,000
Accretion on redeemable preferred stock................       --             --                 --         (10,174)        (10,174)
Preferred stock dividends..............................       --             --                 --         (85,750)        (85,750)
Conversion of preferred stock upon merger..............    3,324      3,261,505                 --              --       3,264,829
97,409 shares of common stock issued from the
  conversion of warrants and stock options
  upon the merger......................................      974           (974)                --              --              --
99,233 shares of common stock issued upon
  the exercise of warrants.............................      992           (992)                --              --              --
Net income.............................................       --             --                 --       5,046,333       5,046,333
                                                         -------    -----------   ----------------     -----------      ----------

Balances at September 30,  1996........................  $62,476    $41,513,355   $             --     $12,616,762     $54,192,593
                                                         =======    ===========   ================     ===========      ==========

See accompanying notes.

                      PEDIATRIC SERVICES OF AMERICA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Year ended September 30,
                                                                     -------------------------------------------
                                                                         1996           1995           1994
                                                                     -------------  -------------  -------------
OPERATING ACTIVITIES

Net income........................................................   $  5,046,333   $  4,992,716   $  2,170,612
  Adjustments to reconcile net income to net cash
    provided by  (used in) operating activities:
    Depreciation and amortization.................................      4,858,319      3,656,300      1,873,623
    Provision for doubtful accounts...............................      4,707,989      3,163,799      1,411,068
    Amortization of deferred financing fees.......................         48,713         27,456         98,672
    Accrued interest on subordinated note.........................              -        181,210        324,906
    Deferred income taxes.........................................       (526,145)      (562,844)        79,500
    Loss on disposals of equipment................................              -              -         60,000
    Minority interest loss in subsidiary..........................        (64,965)             -              -
    Extraordinary item, net of tax................................              -       (781,220)       407,811
    Changes in operating assets and liabilities, net of
      effects from acquisitions of businesses:
      Accounts receivable.........................................    (20,258,758)   (12,342,946)    (4,666,341)
      Prepaid expenses............................................         81,708         67,774       (302,922)
      Other current assets........................................     (1,295,488)       (93,850)      (268,372)
      Accounts payable............................................      2,671,756        544,664       (683,805)
      Income taxes payable........................................      1,034,234        199,159        198,946
      Accrued liabilities.........................................      1,281,231      1,480,443       (664,939)
                                                                     ------------   ------------   ------------
Net cash provided by (used in) operating activities...............     (2,415,073)       532,661         38,759

INVESTING ACTIVITIES
Purchases of property and equipment...............................     (6,478,823)    (3,811,372)    (2,682,111)
Acquisitions of businesses........................................     (4,780,619)   (18,233,062)      (986,492)
Proceeds from minority partner in joint venture...................      1,000,000              -              -
Other, net........................................................        (56,204)        29,895        (10,567)
                                                                     ------------   ------------   ------------
Net cash used in investing activities.............................    (10,315,646)   (22,014,539)    (3,679,170)

FINANCING ACTIVITIES

Borrowings (payments) on revolving line of credit, net............     (3,892,054)       866,554      2,025,000
Principal payments on long-term debt..............................     (2,290,404)   (22,900,780)   (12,878,422)
Borrowings on long-term debt......................................     19,735,276     17,100,000      6,812,500
Deferred financing fees...........................................        (94,770)       (80,000)      (117,741)
Issuance of common stock..........................................              -     19,108,556     10,999,081
Issuance of preferred stock.......................................              -      1,392,000      1,867,283
Payment of preferred stock dividend...............................       (280,693)             -              -
Proceeds from exercise of stock options...........................        223,008         86,539         18,138
                                                                     ------------   ------------   ------------
Net cash provided by financing activities.........................     13,400,363     15,572,869      8,725,839
                                                                     ------------   ------------   ------------
Increase (decrease) in cash and cash equivalents..................        669,644     (5,909,009)     5,085,428
Cash and cash equivalents at beginning of year....................        100,562      6,009,571        924,143
                                                                     ------------   ------------   ------------
Cash and cash equivalents at end of year..........................   $    770,206   $    100,562   $  6,009,571
                                                                     ============   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest............................................   $  1,843,000   $  1,635,000   $  1,100,000
                                                                     ============   ============   ============
Cash paid for income taxes........................................   $  2,689,000   $  3,163,000   $  1,299,000
                                                                     ============   ============   ============

See accompanying notes.

                      PEDIATRIC SERVICES OF AMERICA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation

     The consolidated financial statements include the accounts of Pediatric Services of America, Inc. ("PSA" or "the Company") and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of net revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Deposits with banks are federally insured in limited amounts.

     Property and Equipment

     Property and equipment are stated at cost and are depreciated on the straight-line method over the related asset's estimated useful life, generally five to ten years for assets other than home care equipment.

     Other Assets

     Goodwill represents the excess of the purchase price of acquired businesses over the fair value of net assets acquired and is being amortized using the straight-line method over thirty years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill and related assets will be reduced to their fair value.

     Certificates of need are certificates which allow the Company to provide home care services in eleven counties in Maryland, Washington, D.C. and Washington State. The certificates of need were acquired in connection with business acquisitions by Premier Medical Services, Inc. ("Premier") and are being amortized on a straight-line basis over 25 years (see Note 5).

     Financing fees incurred in connection with the new credit agreement (see
     Note 4) are being amortized using the straight-line method over the term of the agreement.

     The cost of non-compete agreements with former owners of acquired businesses are being amortized over the respective lives of each agreement (see Note 5).

                      PEDIATRIC SERVICES OF AMERICA, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     Net Revenue

     Net revenue represents the estimated net realizable amounts from patients, third-party payors and others for patient services rendered. Such revenue is recognized as the related services are performed. Approximately 37%, 38%, and 29% of the Company's net revenue for the years ended September 30, 1996, 1995 and 1994 respectively, were reimbursed under arrangements with Medicare and Medicaid. Certain services are billed in advance of the Company rendering the related services. Such amounts are deferred in the balance sheet until the related services are performed.

     Advertising Costs

     Advertising costs are charged to expense in the period the costs are incurred. Advertising expense was approximately $354,000, $282,000 and $186,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

     Concentration of Credit Risk

     The Company's principal financial instrument subject to potential concentration of credit risk is trade accounts receivable. The concentration of credit risk with respect to trade accounts receivable is limited due to the large number of payors including Medicare and Medicaid, insurance companies, and individuals and the diversity of geographic locations in which the Company operates.

     Income Taxes

     The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Impact of Recently Issued Accounting Standards

     In the first quarter of fiscal year 1997, the Company will adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The adoption of this Statement will not have a material effect on the Company's financial position or results of operations.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from non-employees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company is permitted to account for its stock incentive and stock purchase plans under previously issued accounting standards. The Company has not yet adopted the new accounting standard. The adoption of this Statement will not have a material effect on the Company's financial position or results of operations.

                      PEDIATRIC SERVICES OF AMERICA, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     Stock Split

     All common share and per share data, except par value per share, have been retroactively adjusted to reflect a 0.7-for-1 reverse split of the common stock effective upon the consummation of the Company's initial public offering on June 10, 1994.

2.   PREFERRED STOCK AND COMMON STOCK

     On June 13, 1995, the Company issued 1,102,415 shares of its Common Stock upon the closing of its second public offering for $15,890,077 in cash, net of issuance costs of $1,473,435. Also, on July 11, 1995, the Company's underwriters exercised their option to purchase 217,500 of additional shares of Common Stock for $3,218,479 in cash, net of issuance costs of $206,670.

     On June 10, 1994, the Company issued 1,600,000 shares of its Common Stock upon the closing of its initial public offering for $10,999,081 in cash, net of issuance costs of $1,800,919. Also upon consummation of the initial public offering, the following conversions were affected: (1) the outstanding warrant to purchase Common Stock was partially exercised and converted into 24,819 shares of Common Stock (2) 1,223,238 shares of Series A Preferred Stock were converted into 1,712,533 shares of Common Stock ;
     (3) 250,000 shares of Class A Common Stock were converted into 350,000 shares of Common Stock; and (4) 25,990 shares of Common Stock were issued as payment for $215,370 of accrued dividends on the Series A Preferred Stock.

     As of September 30, 1996 a total of 609,042 shares of Common Stock have been reserved for future issuance.

                      PEDIATRIC SERVICES OF AMERICA, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


2.   PREFERRED STOCK AND COMMON STOCK

     Shares of preferred stock and common stock outstanding and related changes for the three years ended September 30, 1996 are as follows:

                                                                             REDEEMABLE
                                                              REDEEMABLE      SERIES A                 CLASS A
                                                             CONVERTIBLE    CONVERTIBLE              CONVERTIBLE
                                                              PREFERRED      PREFERRED    PREFERRED     COMMON      COMMON
                                                                 STOCK         STOCK        STOCK       STOCK        STOCK
                                                             -------------  ------------  ---------  ------------  ---------
    Balances at September 30, 1993.....................                 -     1,223,238           -      250,000     406,329
      Exercise of stock options........................                 -             -           -            -      39,456
      Shares issued in connection with the acquisition
         of a business.................................                 -             -           -            -      17,547
      Issuance of preferred stock......................            20,000             -           -            -           -
      Conversion of warrants...........................                 -             -           -            -      10,967
      Conversion of series A preferred stock and
         class A common stock to common stock..........                 -    (1,223,238)          -     (250,000)  2,062,533
      Payment of accrued dividends with shares
         of common stock...............................                 -             -           -            -      25,990
      Conversion of warrants in initial public offering                 -             -           -            -      24,819
      Issuance of common stock in initial public
         offering......................................                 -             -           -            -   1,600,000
                                                                  -------   -----------   ---------  -----------   ---------
    Balances at September 30, 1994.....................            20,000             -           -            -   4,187,641
      Exercise of stock options........................                 -             -           -            -      54,748
      Shares issued in connection with the acquisition
         of businesses.................................                 -             -           -            -      41,548
      Issuance of preferred stock......................            14,300             -           -            -           -
      Issuance of common stock in second public
         offering......................................                 -             -           -            -   1,319,915
                                                                  -------   -----------   ---------  -----------   ---------
    Balances at September 30, 1995.....................            34,300             -           -            -   5,603,852
      Exercise of stock options........................                 -             -           -            -      63,563
      Exercise of warrants.............................                 -             -           -            -      99,233
      Shares issued in connection with the acquisition
         of a business.................................                 -             -           -            -      51,124
      Conversion of warrants and stock options upon
         merger........................................                 -             -           -            -      97,409
      Conversion of preferred stock upon merger........           (34,300)            -           -            -     332,386
                                                                  -------   -----------   ---------  -----------   ---------
    Balances at September 30, 1996.....................                 -             -           -            -   6,247,567
                                                                  =======   ===========   =========  ===========   =========

3.   SHORT-TERM BORROWING ARRANGEMENTS

     Premier had a $5,000,000 revolving line of credit agreement. Borrowings under this line of credit bear interest at the bank's prime interest rate (8.75% at September 30, 1995) plus 1.0%. Premier had outstanding borrowings of $3,892,000 under this line of credit at September 30, 1995. On May 20, 1996, the Company retired the debt and cancelled the credit agreement.

                      PEDIATRIC SERVICES OF AMERICA, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


4.   LONG-TERM OBLIGATIONS

     The Company's long-term obligations as of September 30, 1996 and 1995, consist of the following:

                                       1996         1995
                                   ------------  -----------
     Note payable to bank.          $25,705,000   $6,500,000
     Subordinated note payable             -         705,034
     Premier note payable to bank          -         637,500
     Other notes payable                250,523      653,467
                                    -----------   ----------
                                     25,955,523    8,496,001
     Less current maturities          2,317,569    2,253,304
                                    -----------   ----------
                                    $23,637,954   $6,242,697
                                    ===========   ==========

     In May, 1996, the Company and the Bank amended the credit agreement (the "Amended Credit Agreement'') to increase the amount of financing available from $28 million to $35 million, consisting of a $25 million revolving loan and a $10 million term loan. Amounts available to borrow under the Amended Credit Agreement are subject to limits as defined in the agreement. The term loan's 14 quarterly installments were increased from $445,000 to $714,286 beginning March 31, 1997 with the last installment equal to the unpaid aggregate principal amount. Borrowings under this facility bear interest at LIBOR plus 1.5% (7.00% at September 30, 1996), the bank's prime rate (8.25% at September 30, 1996) or at a rate equal to the Bank's cost of funds plus 1.5%, at the Company's option. The principal balance outstanding at September 30, 1996 and 1995 on the term loan were $10 million and $4 million and the revolving loan were $15.7 million and $2.5 million, respectively. The revolving loan is due July 2000. A commitment fee equal to three-eighths of one percent per annum is charged on the average daily unused portion of the facility. The term loan and revolving loan are collateralized by substantially all assets of the Company, require the Company to maintain certain financial ratios, and place restrictions on the sale and purchase of assets, payment of dividends and other distributions relating to the Company's outstanding capital stock.

     In connection with a prior agreement, the Company incurred loan origination costs of approximately $848,500. These costs include loan closing fees, legal and professional fees, and approximately $530,000 attributable to the fair value of certain stock purchase warrants issued to the bank. Upon repayment of the outstanding balance under this agreement in June 1994 from a portion of the proceeds of the initial public offering, which is considered an early extinguishment, the Company expensed the unamortized portion of these deferred loan costs as an extraordinary item of $407,811, which is net of a tax benefit of $250,000.

     The subordinated note payable to Health Professionals, Inc., ("HPI") at September 30, 1995 bears interest at the prime rate. The note is due in 11 quarterly installments comprising currently earned interest and principal payments ranging from $75,000 to $100,000. All remaining principal and interest is due in December 1997. In fiscal year 1995, Premier restructured the subordinated note payable to HPI such that a prepayment on the note of $830,000 resulted in a reduction of the debt of $2,132,034. The difference is considered a gain on the extinguishment of the debt and is recorded as an extraordinary item of $781,220, which is net of income taxes of $520,814. In July 1996, the remaining outstanding balance of the note payable was repaid.

                      PEDIATRIC SERVICES OF AMERICA, INC.

4.   LONG-TERM OBLIGATIONS - CONTINUED

     On December 15, 1994, Premier executed a $750,000 note payable bearing interest at prime plus 2.5% which was due in sixty (60) monthly installments of $12,500 plus accrued interest. The proceeds of the note were used to pay down Premier's line of credit. As of September 30, 1995 $637,500 was outstanding. On May 20, 1996, the Company retired the remaining outstanding balance and cancelled the note.

     The Company entered into various note payable and non-compete agreements with individuals in connection with the acquisition of businesses. The notes are payable in monthly and annual installments and bear interest at varying rates (see Note 5).

     The aggregate amount of required principal payments during each of the next five fiscal years and thereafter on all long-term obligations as of September 30, 1996 is as follows:

               Year ending September 30,
               1997.............................  $ 2,317,569
               1998.............................    2,912,419
               1999.............................    2,873,848
               2000.............................   17,851,687
                                                  -----------
                                                  $25,955,523
                                                  ===========

     Warrants were issued to the bank for the purchase of 124,094 shares of Common Stock or Series B Preferred Stock at an exercise price of $0.01 per share. Upon closing of the Company's initial public offering, warrants for 24,819 shares of Common Stock were exercised (see Note 2). As a result of the termination of a put right and exercise of certain of the warrants, the Company transferred $629,443 from redeemable warrants to Common Stock and Additional Paid-in Capital. In May, 1996, the remaining warrants were exercised for 99,233 shares of Common Stock and 42 shares of Common Stock were transferred to the Company as consideration for the exercise of the warrants valued at $23.63 per share at the date of exercise.

     Premier also issued common stock warrants in conjunction with financing transactions. At September 30, 1995, Premier had outstanding warrants to purchase 57,027 shares of Common Stock with exercise prices ranging from $5.70 to $11.40. Upon the merger with the Company, the warrants were converted and exercised into 35,069 shares of Common Stock.

5.   ACQUISITIONS

     PSA entered into a Stock Exchange Agreement with Premier on February 29, 1996. Based on the exchange ratio set forth in the Stock Exchange Agreement, PSA issued approximately 845,000 shares of its Common Stock for approximately 1,926,000 shares of Premier common stock outstanding, after giving effect to the conversion of Premier redeemable convertible preferred stock, warrants and certain options immediately prior to the transaction. The transaction has been accounted for using the pooling-of-interests method and, as a result, the financial position, results of operations and cash flows are presented as if the combining companies had been consolidated for all periods presented. Premier was incorporated in March 1993 and its results have been included since that date. The consolidated financial statements for 1996 include the costs related to the combination of approximately $1.2 million ($687,700 after tax, or $0.11 per share). These costs consist primarily of payments required under certain employ-ment agreements due to a change in control of Premier and professional fees.

                      PEDIATRIC SERVICES OF AMERICA, INC.

5.   ACQUISITIONS - CONTINUED

     A reconciliation of net revenue, net income and related per share amounts of the merged entities from October 1, 1995 through the end of the quarter immediately preceding the date of the acquisition, fiscal 1995 and fiscal 1994 are presented in the following table.

                                        THREE MONTHS
                                            ENDED
                                        DECEMBER 31,

     (in thousands, except per share)      1995         1995       1994
     ----------------------------------------------------------------------
     Net revenue:

      PSA, as previously reported.....     $27,389    $ 83,224    $48,180

      Premier.........................       9,521      28,636     22,506
                                           -------    --------    -------
       Combined net revenue...........     $36,910    $111,860    $70,686
                                           =======    ========    =======
     Net Income:

      PSA, as previously reported.....     $ 1,335    $  4,203    $ 2,532

      Premier.........................         154           9         47
                                           -------    --------    -------
      Combined net income before             1,489       4,212      2,579
       extraordinary item.............

      Extraordinary item, net of tax..         -           781       (408)
                                           -------    --------    -------
      Combined net income.............     $ 1,489    $  4,993    $ 2,171
                                           =======    ========    =======
     Net income per share:

      PSA, as previously reported.....     $  0.24    $   0.93    $ (0.16)

      Combined........................     $  0.24    $   0.94    $ (0.10)

     On August 1, 1994, Premier acquired substantially all of the assets and assumed certain liabilities of Peters Pediatrics Nursing Team, Inc. ("Peters") which provides health care personnel to care for pediatric patients in their homes. The purchase price consisted of a cash payment of $925,195, of which $300,000 was allocated to a covenant not to compete, the issuance of 17,547 shares of Common Stock and the issuance of a contingent note payable. The agreement requires the Company to pay the former owners $333,333 plus an interest factor in each of November 1995, 1996 and 1997, should the Peters business achieve specified revenue targets. In addition, the Company must pay the former owners a designated percentage of fiscal 1995, 1996 and 1997 earnings over specified target amounts.

                      PEDIATRIC SERVICES OF AMERICA, INC.

5.   ACQUISITIONS - CONTINUED

     During fiscal 1996, the Peters business achieved certain specified revenue and earnings targets, resulting in additional payments or obligations of $147,981 which have been allocated to goodwill. Due to the uncertainty of meeting the remaining performance targets, such amounts have not been recorded as liabilities in these financial statements.

     On October 3, 1994, the Company acquired all of the outstanding stock of Oxygen Specialties, Inc. ("OSI"), a home medical equipment company headquartered in New Orleans, Louisiana. The purchase price of $4.9 million consisted of $4.7 million in cash and 16,393 shares of Common Stock valued at $200,000. An additional $200,000 was paid at closing for a non-compete agreement with the principal stockholders of OSI.

     On March 31, 1995, the Company acquired all of the outstanding stock of Pediatric Partners, Inc. ("PPI"), a health care company headquartered in Atlanta, Georgia, specializing in pediatric home health care services for medically fragile children, including intravenous therapies, nursing and home care equipment. The purchase price of $9.2 million consisted of $8.9 million in cash and 18,575 shares of Common Stock valued at $300,000. In addition, the Company assumed a note payable due by PPI to a former stockholder of the Company, T2 Medical, Inc., in the amount of $4.1 million (repaid during fiscal 1995) and paid $100,000 at closing for non-compete agreements with two PPI stockholders.

     The following represents unaudited pro forma consolidated results of operations for the years ended September 30, 1995 and 1994, assuming the above acquisitions had occurred at the beginning of the year of acquisition and the beginning of the year for the immediately preceding period:

                                                  YEAR ENDED SEPTEMBER 30,
                                                     1995         1994
                                                -------------  -------------
     Net revenue............................     $122,328,932   $101,814,841

     Income before extraordinary item.......        4,172,100      2,737,733

     Net income.............................        4,953,320      2,329,922

     Income before extraordinary item per
      share.................................             0.78           0.24

     Net income per share...................             0.93            -

     These unaudited pro forma consolidated results do not purport to be indicative of the results or trends that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

     The Company also acquired eight companies during fiscal 1996 and 1995, which were not deemed significant for the disclosure of pro forma financial information, with aggregate net revenue of approximately $16.6 million and total assets of $3.1 million. The aggregate purchase price of these companies was approximately $6.3 million.

                      PEDIATRIC SERVICES OF AMERICA, INC.

5.   ACQUISITIONS - CONTINUED

     The purchase method of accounting was used to record each of the above acquisitions except Premier. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values at the purchase dates. Operating results for the acquired companies have been included in the Company's consolidated results of operations from the respective purchase dates.

6.   LEASES

     The Company leases office space as well as certain automobiles and medical equipment under operating leases that expire at various dates through 2001. Rent expense approximated $3,978,000, $3,089,000 and $2,286,000 under these leases for the years ended September 30, 1996, 1995 and 1994, respectively.

     At September 30, 1996, the future minimum lease payments under non-cancelable operating leases with initial or remaining terms equal to or exceeding one year were as follows:

          Year ending September 30,
          1997................................................   $2,304,045

          1998................................................    1,485,796

          1999................................................      832,497

          2000................................................      412,390

          2001 and thereafter.................................      105,607
                                                                 ----------

                                                                 $5,140,335
                                                                 ==========

7.   STOCK OPTION PLANS

     The Company's Stock Option Plan (the ''Option Plan'') provides for the granting of stock options covering up to 700,000 shares of Common Stock, of which 506,653 options have been granted to eligible participants as of September 30, 1996. The options may be issued as either incentive stock options or as nonqualified stock options. Options may be granted only to those persons who are officers or employees of the Company or to certain outside consultants.

     The terms and conditions of options granted under the Option Plan, including the number of shares, the exercise price and the time at which such options become exercisable are determined by the Board of Directors. Upon the occurrence of certain events, the vesting period of the options accelerate. The term of options granted under the Option Plan are typically 3 to 5 years but may not exceed 10 years. The Company has the right to repurchase the Common Stock issued upon the exercise of these options at the then fair market value of such shares, if the Company or the holders of such shares terminate their employment with the Company.

                      PEDIATRIC SERVICES OF AMERICA, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


7.   STOCK OPTION PLANS - CONTINUED

     Under the Company's Directors' Stock Option Plan, directors of the Company who are not officers or employees of the Company will receive stock options each year to purchase up to 6,000 shares of Common Stock, at an exercise price equal to the fair market value on the date of grant and expiring 10 years after issuance. The options vest on the first anniversary of their issuance, provided that the grantee is then a director of the Company. A total of 95,000 shares of Common Stock have been reserved for issuance pursuant to options granted and to be granted under the Directors' Stock Option

     A summary of stock option activity is as follows:

                                                               OPTIONS PRICE
                                                                 PER SHARE           SHARES
                                                            ------------------       ------
     Outstanding at September 30, 1993....................   $  0.07  to $ 5.70       382,147
          Granted.........................................   $  0.01  to $10.26       146,982
          Exercised.......................................   $  0.07  to $ 4.29       (39,456)
          Cancelled.......................................   $  0.07  to $ 4.29       (17,781)
                                                                                      --------
     Outstanding at September 30, 1994....................   $  0.01  to $10.26       471,892
          Granted.........................................   $  10.26 to $18.75       189,509
          Exercised.......................................   $  0.01  to $ 4.29       (54,748)
          Cancelled.......................................   $  4.29  to $13.38       (20,517)
                                                                                      --------
     Outstanding at September 30, 1995....................   $  0.01  to $18.75       586,136
          Granted.........................................   $  17.75 to $24.75       185,600
          Exercised.......................................   $  0.07 to $13.375      (124,707)
          Cancelled.......................................   $  4.29 to $18.75        (65,376)
                                                                                      --------
     Outstanding at September 30, 1996....................   $  0.07 to $24.75        581,653
                                                                                      ========

     At September 30, 1996, 1995 and 1994, options to acquire 247,084, 223,122 and 166,099 shares, respectively, were exercisable.

8.   INCOME TAXES

     The provision for income taxes for the years ended September 30, 1996, 1995 and 1994 are summarized below:

                                   1996            1995         1994
                                ----------     -----------  -----------
     Current:
             Federal            $ 3,421,00     $2,830,000    $1,239,800
             State                 642,000        536,000       237,500
                                ----------     ----------    ----------
                                 4,063,000      3,366,000     1,477,300
     Deferred:
              Federal             (552,856)      (480,540)       66,900
              State               (103,660)       (82,304)       12,600
                                 ----------     ----------   ----------
                                  (656,516)      (562,844)       79,500
                                 ----------     ----------   ----------
                                $3,406,484     $2,803,156    $1,556,800
                                ===========    ===========   ==========

                      PEDIATRIC SERVICES OF AMERICA, INC.

8.   INCOME TAXES - CONTINUED

     A reconciliation of the provision for income taxes to the statutory federal income tax rate is as follows:

                                                            1996         1995          1994
                                                        -----------  ------------  ------------
     Statutory rate of 34% applied to pre-tax income     $2,873,958   $2,385,000    $1,406,000
     State income taxes, net of federal tax benefit         338,113      302,300       165,000
     Amortization of goodwill                               192,630      136,000        52,000
     Other, net                                               1,783      (20,144)      (66,200)
                                                         ----------   ----------    ----------
                                                         $3,406,484   $2,803,156    $1,556,800
                                                         ==========   ==========    ==========

     Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                   1996          1995
                                               ------------  ------------
     Allowance for doubtful accounts           $ 3,238,765   $ 1,854,433
     Net operating loss carryforward                96,000       407,000
     Payroll related accruals.                     394,568       405,936
     Insurance related accruals.                   701,436       276,260
     Property and equipment and intangibles     (2,023,422)   (1,437,649)
     Other, net.                                    39,860        54,840
                                               -----------   -----------
     Net deferred tax asset                    $ 2,447,207   $ 1,560,820
                                               ===========   ===========

9.   FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Long and short-term debt The carrying amounts of the Company's borrowings under its short-term revolving credit agreements approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The Company's amount of long-term debt approximates its fair value.

                      PEDIATRIC SERVICES OF AMERICA, INC.

10.  EMPLOYEE SAVINGS PLAN

     The Company has a contributory savings plan (the ''Plan''), which qualifies under Section 401(k) of the Internal Revenue Code, covering substantially all of its employees. The Company matches 33% of employee contributions to a maximum of 6% of employee earnings each Plan year. Company contributions to the Plan were approximately $201,000, $117,000 and $75,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

11.  COMMITMENTS AND CONTINGENCIES

     As of September 30, 1996, the Company's professional liability insurance policy is on a claims-made basis. Should this claims-made policy not be renewed or replaced with equivalent insurance, claims based on occurrences during its term but asserted subsequently would be uninsured.

     The Company is subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's consolidated financial position.

12.  NET INCOME (LOSS) PER SHARE

     Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of warrants and stock options (calculated using the treasury stock method). This calculation excludes any antidilutive shares during the period.

     The 1996 supplemental earnings per common share is calculated using the weighted average number of common and common equivalent shares outstanding during the respective periods assuming the conversion of the redeemable convertible preferred stock into common stock, the payment of accrued dividends and the issuance of common stock in connection with the exercise of warrants as of the beginning of fiscal 1996. The 1995 supplemental earnings per common share also gives effect to the conversion of Premier redeemable convertible preferred stock as if it had occurred as of the beginning of fiscal 1995. Additionally, supplemental earnings per common share gives effect to the use of a portion of the proceeds of the initial public offering and secondary offering to retire substantially all long-term debt as of the beginning of fiscal 1994 and 1995 and the write-off of deferred financing costs in connection with the early extinguishment of debt as of the beginning of fiscal 1994 which has been reflected below as an extraordinary charge. The 1994 supplemental earnings per common share gives effect to the conversion of the series A preferred stock and class A common stock into common stock, the payment of accrued dividends on the series A preferred stock with shares of common stock, the issuance of common stock in connection with the exercise of warrants and the termination of the redemption feature for any unexercised warrants as if they had occurred as of the beginning of fiscal 1994.

                      PEDIATRIC SERVICES OF AMERICA, INC.

12.  NET INCOME (LOSS) PER SHARE - CONTINUED

     The computation of supplemental earnings per common share is presented below:

                                                                             YEAR ENDED
                                                                            SEPTEMBER 30,
                                                                ------------------------------------
                                                                   1996        1995         1994
                                                                ----------  -----------  -----------
     Income before extraordinary item, as reported.........     $5,046,333   $4,211,496  $2,578,423
     Pro forma adjustment for reduction of interest expense,
       net of tax effect...................................           -         394,444     270,539
                                                                ----------   ----------  ----------
     Adjusted income before extraordinary charge                 5,046,333    4,605,940   2,848,962
     Extraordinary charge on early extinguishment of debt,
       net of tax effect..................................            -         781,220    (469,019)
                                                                ----------   ----------   ----------
     Adjusted net income..................................      $5,046,333   $5,387,160  $2,379,943
                                                                ==========   ==========  ===========

     Supplemental earnings per share:
     Adjusted income before extraordinary item............      $     0.78   $     0.85  $     0.77
     Extraordinary item...................................            -            0.14       (0.13)
                                                                ----------   ----------  ----------
     Adjusted net income..................................      $     0.78   $     0.99  $     0.64
                                                                ==========   ==========  ==========
     Supplemental weighted average shares outstanding.....       6,439,450    5,458,877   3,722,649
                                                                ==========   ==========  ==========

13.  UNAUDITED SUBSEQUENT EVENTS

     On October 1, 1996, the Company purchased the assets and assumed certain liabilities of IntensiCare, Inc. ("ICI"), a pediatric nursing company in Elmhurst, Illinois, for a total purchase price of $3.1 million, consisting of cash and assumption of indebtedness. Approximately $700,000 of the purchase price was placed in escrow to be issued to the stockholders of ICI on the anniversary date of the purchase in 1997. Additionally, on October 1, 1996, the Company purchased assets and assumed certain liabilities of Pediatric Specialists, Inc., ("PSI"), a pediatric phototherapy company in San Dimas, California, for a total purchase price of $1.1 million, consisting of all cash. Approximately $50,000 of the purchase price was allocated to a non-compete agreement and $250,000 of the purchase price was placed in escrow to be issued to the stockholders of PSI on the anniversary date of the purchase in 1997.

     The Company and the Bank amended and restated the credit agreement in December 1996 ("1996 Amended and Restated Credit Agreement") to further increase the amount of available financing to $60 million consisting of a $50 million revolving loan and a $10 million term loan. An additional bank was added to the credit agreement to expand the credit facility. The terms of the 1996 Amended and Restated Credit Agreement are consistent with the original terms of the credit agreement.

                      PEDIATRIC SERVICES OF AMERICA, INC.

15.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for 1996 and 1995 is as follows (in thousands, except per share data):

                                                        QUARTER
                                          ------------------------------------
     Fiscal 1996:                         First     Second    Third    Fourth
------------------------------------------------------------------------------
     Net revenue......................  $36,910   $40,166   $43,033  $43,695
     Operating income.................    2,766     1,348     3,002    3,050
     Income before income taxes.......    2,496       948     2,413    2,595
     Net income.......................    1,489       576     1,401    1,580
     Net income per share.............     0.24      0.09      0.22     0.25

                                                        QUARTER
                                         -------------------------------------
     Fiscal 1995:                        First     Second    Third     Fourth
------------------------------------------------------------------------------
     Net revenue......................  $22,130   $24,089   $31,044  $34,597
     Operating income.................    1,760     1,999     2,435    2,464
     Income before income taxes and
       extraordinary item.............    1,478     1,571     1,825    2,141
     Extraordinary item...............      -         781       -        -
     Net income.......................      920     1,745     1,109    1,219
     Net income per share.............     0.19      0.36      0.21     0.19