Form 10-K405, Exhibit 13
period 1997-09-30
PEDIATRIC SERVICES OF AMERICA INC
filed 1997-12-23
CIK 893430

                                                                      EXHIBIT 13




                                     1997


                                 ANNUAL REPORT






                                   PAGE - 40

LETTER TO STOCKHOLDERS

FISCAL 1997 WAS A YEAR OF RECORD GROWTH at Pediatric Services of America, Inc. ("PSA"). Record net revenue and net income was reported for the fifth consecutive year, thirteen new companies were welcomed to the PSA family, a home health agency with a certificate of need was purchased in North Carolina, and three new start up locations were opened.

Net revenue increased by 25 percent to a record $204.0 million, and income before taxes and extraordinary item increased by 43 percent to a record $12.1 million. Along with our dynamic growth, we have invested in our infrastructure to manage current and future opportunities. These results reflect the dedication of our employees to providing the quality service that our patients deserve and enhancing long-term stockholder value that our stockholders expect.

THE COMPANY AND INDUSTRY

PSA has become the nation's largest focused pediatric home health care provider specializing in home nursing, respiratory therapy, infusion therapy and related services for infants and children. According to industry sources, the market for home health care services in the United States exceeds $30 billion with the market for pediatrics estimated at approximately $5 billion. The pediatric market is served primarily by a large number of small companies operating on a local or regional basis providing a limited range of services.
We believe that PSA is in a unique position to continue to take advantage of opportunities to acquire and consolidate this market and further our strategy as a pediatric health care services company.

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

ACQUISITIONS AND NEW BRANCH START UPS

In August, 1997, we expanded our bank credit facility from $60 million to $100 million. The combination of the bank financing and the Company's working capital has allowed PSA to add approximately $28.9 million in annualized net revenue from acquisitions in fiscal 1997 and to open three new branch offices that expand existing geographic coverage and better position PSA to negotiate national managed care contracts.

                                    PAGE -1


                             ACQUISITION TIME LINE FOR FISCAL 1997

                                                                         FISCAL 1997      ANNUALIZED
          DATE                                                           NET REVENUE     NET REVENUE
        ACQUIRED                          ACQUISITION                     (MILLIONS)      (MILLIONS)
------------------------  --------------------------------------------  --------------  --------------

October 1996               IntensiCare, Inc.                                     $ 3.8            $3.8

October 1996               Pediatric Specialists, Inc.                           $ 0.8            $0.8

January 1997               Nurses Unlimited, Inc.                                $ 1.5            $2.0

January 1997               Ivonyx Pharmacy                                       $ 0.4            $0.5

February 1997              Concerned Nursing Care, Inc.                          $ 2.2            $3.3

April 1997                 Comprehensive Medical Enterprises, Inc.               $ 1.4            $2.8

April 1997                 Olsten Certified HealthCare Corp.*                    $ 0.0            $0.0

May 1997                   Home Vitality, Inc.                                   $ 0.5            $1.3

July 1997                  Special Medical Services, Inc.                        $ 0.2            $0.7

August 1997                Lifetec Medical & Home Care, Inc.                     $ 1.1            $5.6

August 1997                Home Health Nursing Services, Inc.                    $ 0.1            $1.3

September 1997             Medical Service Providers, Inc.                       $0.02            $0.9

September 1997             Kids Individual Developmental Services, Inc.          $0.01            $0.8

September 1997             Supplemental Staffing Services, Inc.                  $ 0.5            $5.1
-----------------------------------------------------------------------------------------------------

* Only certain assets were purchased, giving PSA a home health agency with a certificate of need in North Carolina.

Through fiscal 1997, we extended our record of double digit internal growth to 11 consecutive quarters. This growth was fueled by the expansion of services and patient referral base at existing branch offices.

We are also very pleased to welcome a number of additional operations to the PSA family in the first quarter of fiscal 1998, expanding our services yet further. In October, 1997, PSA acquired the assets of Pediatric Physical Therapy, Inc., a pediatric physical therapy operation in St. Louis, Missouri, and signed an agreement to purchase the assets of Kid's Nurses, Inc., a pediatric nursing company in St. Louis, Missouri.

In November, 1997, PSA acquired the assets of Kids & Nurses, Inc., a pediatric home health care company with operations in Tennessee and Florida, adding seven new Prescribed Pediatric Extended Care centers to PSA's already existing centers in Florida and Georgia, and transferring to PSA pediatric certificates of need in four major metropolitan areas of Tennessee. Prior to this acquisition, PSA was not able to directly provide nursing service nor physical and other therapies in the State of Tennessee. With the Kids & Nurses acquisition, PSA will be able to expand into the Tennessee pediatric market.

Another November 1997, acquisition was the purchase by PSA of the assets of Intra-Care, Inc., a pharmacy and infusion company with three locations in New Jersey. In addition to directly providing home services, the Intra-Care acquisition adds to PSA's services the management of physician's offices and allows provision of infusion services at out-patient centers.

                                    PAGE - 2

In December, 1997, PSA purchased the assets of Cyber Home Medical Equipment Corporation, Inc. and Pre-Med, Inc., home medical equipment companies in New York with coverage of Long Island and several of the New York City boroughs. This acquisition, along with the other acquisitions in fiscal 1998, provide PSA with additional strategic presence in Missouri, Tennessee, Florida, New Jersey and New York, and the opportunity to expand our core business to include our wide range of services and national managed care contracts.

In the first quarter of fiscal 1998, PSA internally expanded its geographic coverage into the state of Rhode Island, where we also expect to be able to service the southern portion of Massachusetts.

Finally, in December 1997,one of PSA's consolidated entities, Insurance Medical Reporter, Inc. ("IMR"), purchased certain assets of ChoicePoint Services, Inc., expanding IMR's annualized product line revenue from approximately $26 million to $85 million. IMR provides paramedical examinations for the life and health insurance industries. This acquisition makes IMR one of the top five providers of paramedical examination services in the nation.

NEW RELATIONSHIPS

In fiscal 1997, PSA entered into a preferred provider relationship with Scottish Rite Children's Hospital, a leading children's hospital in Atlanta, Georgia. This strategic alliance provides us with a strong partner in the Atlanta market from which to expand our pediatric health care services.

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

PSA has always believed that the care and support of a child is much different than that of an adult. Our philosophy towards the care of a pediatric patient extends beyond the medical treatment and includes providing emotional support to the parents in their time of need. I would like again to express gratitude to our employees whose continued commitment has made PSA a valued entity to the community, our patients and stockholders. The record results of fiscal 1996 and 1997 are evidence of their leadership, professionalism and dedication to meeting the challenges of the health care industry.

We would also like to thank our stockholders for their continued confidence in PSA and look forward to serving their interests in the year ahead.


Joseph D. Sansone

Chairman of the Board, President
and Chief Executive Officer

                                    PAGE - 3


                                     SELECTED CONSOLIDATED FINANCIAL DATA

=================================================================================================================

        (in thousands, except per share data)                     YEAR ENDED SEPTEMBER 30,
                                                  ---------------------------------------------------------------
                                                   1997          1996         1995         1994          1993
-----------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA (1):
Net revenue..................................     $204,023     $163,804    $111,860       $70,686        $52,190
Operating salaries, wages and employee
 benefits                                           87,943       72,026       50,078       33,198         26,260
Other operating costs                               75,386       60,096       39,087       23,566         15,476
Corporate, general and administrative               12,885       10,784        7,217        5,428          4,946
Provision for doubtful accounts                      6,239        4,708        3,164        1,411          1,335
Depreciation and amortization                        6,103        4,858        3,656        1,874          1,328
Merger costs                                             -        1,166            -            -              -
                                                   -------     --------     --------      -------        -------
Operating income                                    15,467       10,166        8,658        5,209          2,845
Interest expense                                     3,534        1,778        1,643        1,074            872
                                                   -------     --------     --------      -------        -------
Income before minority interest, income
 taxes and extraordinary item                       11,933        8,388        7,015        4,135          1,973

Minority interest in loss of subsidiary                119           64            -            -              -
                                                   -------     --------     --------      -------        -------
Income before income taxes and extraordinary
 item                                               12,052        8,452        7,015        4,135          1,973
Income taxes                                         4,797        3,406        2,803        1,556            574
                                                   -------     --------     --------      -------        -------
Income before extraordinary item                     7,255        5,046        4,212        2,579          1,399
Extraordinary item, net of tax                           -            -          781         (408)             -
                                                   -------     --------     --------      -------        -------
Net income                                           7,255     $  5,046   $    4,993      $ 2,171        $ 1,399
                                                   =======     ========     ========      =======        =======

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON AND
 COMMON EQUIVALENT SHARES:
Income before extraordinary item                  $  7,255     $  5,046   $    4,212      $ 2,579        $ 1,399
Less accretion on redeemable warrants                    -            -            -          (51)           (48)
Less accretion on redeemable preferred stock             -          (10)         (36)      (2,198)        (1,865)
Less preferred stock dividends                           -          (86)        (195)         (86)          (128)
                                                   -------     --------     --------      -------        -------
Income (loss) before extraordinary item
 attributable to common and common
 equivalent shares                                   7,255        4,950        3,981          244           (642)
Extraordinary item, net of tax                          -            -          781         (408)             -
                                                   -------     --------     --------      -------        -------
Income (loss) attributable to common and
 common equivalent shares                         $  7,255     $  4,950     $  4,762      $  (164)       $  (642)
                                                   =======     ========     ========      =======        =======
SHARE DATA:
Income (loss) before extraordinary item per
 common and common equivalent share                  $1.13        $0.79   $     0.79        $0.15         $(2.83)
Extraordinary item per common and common
   equivalent share                                     -            -         0.15        (0.25)             -
Net income (loss) per common and common            -------     --------     --------      -------        -------
   equivalent share                                  $1.13        $0.79   $     0.94       $(0.10)        $(2.83)
Weighted average shares outstanding (2)              6,446        6,300        5,058        1,664            227
                                                   =======     ========     ========      =======        =======
-----------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA:
Working capital                                   $ 62,193     $ 35,673    $  17,936      $13,754        $ 3,777
Total assets                                       153,834       98,736       73,151       40,299         30,706
Long-term debt, net of current portion              65,012       23,638        6,243        8,227         14,159
Redeemable warrants                                      -            -            -            -            578
Redeemable Series A convertible preferred stock          -            -            -            -          5,798
Redeemable convertible preferred stock                   -            -        3,490        1,867              -
Total stockholders' equity                          61,680       54,193       44,621       20,097            161
-----------------------------------------------------------------------------------------------------------------
(1)  The consolidated financial information has been restated for the effect of the business combination on
     February 29, 1996 of the Company and Premier Medical Services, Inc. accounted for using the pooling-of-
     interests method. See Note 5 to the Company's consolidated financial statements.
(2)  Calculated as set forth in Note 12 to the Company's consolidated financial statements.  All share information gives effect to a 0.7 for 1 reverse split of the Common Stock that was effected on June 10, 1994.
==================================================================================================================

                                    PAGE - 4

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


This Annual Report contains certain statements of a forward-looking nature relating to future financial performance of the Company. When used in this Annual Report, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "intend," "plan" and similar expressions are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that various factors, including the factors described hereunder and those discussed in the Company's filings with the Securities and Exchange Commission, as well as general economic conditions and industry trends, the level of acquisition opportunities available to the Company and the Company's ability to negotiate the terms of such acquisitions on a favorable basis, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company. Any forward-looking statements speak only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The following discussion should be read in conjunction with Selected Consolidated Financial Data and the Consolidated Financial Statements of the Company included in this report. All financial information has been restated to reflect the combination of the Company and Premier Medical Services, Inc. ("Premier"), on February 29, 1996 using the pooling-of-interest method of accounting.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of net revenue represented by the following items:

                                                                                    YEAR ENDED SEPTEMBER 30,
                                                                           -------------------------------------------
                                                                               1997           1996           1995
                                                                           -------------  -------------  -------------
Net revenue..............................................................         100.0%         100.0%         100.0%
Operating salaries, wages and employee benefits..........................          43.1           44.0           44.8
Other operating costs....................................................          36.9           36.7           34.9
Corporate, general and administrative....................................           6.3            6.6            6.5
Provision for doubtful accounts..........................................           3.1            2.9            2.8
Depreciation and amortization............................................           3.0            3.0            3.3
Merger costs.............................................................             -            0.6              -
                                                                                  -----          -----          -----
Operating income.........................................................           7.6            6.2            7.7
Interest expense.........................................................           1.7            1.1            1.4
                                                                                  -----          -----          -----
Income before minority interest, income taxes and extraordinary
    item.................................................................           5.9            5.1            6.3
Minority interest in loss of subsidiary..................................           0.1            0.1              -
                                                                                  -----          -----          -----
Income before income taxes and extraordinary item........................           6.0            5.2            6.3
Income taxes.............................................................           2.4            2.1            2.5
                                                                                  -----          -----          -----
Income before extraordinary item.........................................           3.6            3.1            3.8
Extraordinary item, net of tax...........................................             -              -            0.7
                                                                                  -----          -----          -----
Net income...............................................................           3.6%           3.1%           4.5%
                                                                                  =====          =====          =====

                                    PAGE - 5

FISCAL 1997 COMPARED TO FISCAL 1996

Net revenue increased $40.2 million, or 25%, to $204.0 million in fiscal 1997 from $163.8 million in fiscal 1996. The Company's acquisitions and start-up operations accounted for approximately $14.5 million , or 36%, of the increase, and internal growth accounted for the remaining $25.7 million, or 64%, of the increase. Of the $40.2 million increase in net revenue in fiscal 1997, pediatric net revenue accounted for $26.9 million, or 67%, of the increase. Increased pediatric net revenue for fiscal 1997 was attributable to the Company's acquisitions and start-up operations, the successful opening of new branch offices and marketing efforts which resulted in an increase in patients served rather than any significant increase in rate changes. Adult net revenue accounted for $6.3 million, or 16%, of the increase in net revenue for fiscal 1997, primarily due to internal growth of existing locations and the Company's acquisitions. Medical testing services net revenue accounted for $7.0 million, or 17%, of the increase in net revenue for fiscal 1997, primarily due to an increase in the volume of business. In fiscal 1997, the Company derived approximately 64% of its net revenue from commercial and private payors, 27% from Medicaid and 9% from Medicare.

Operating salaries, wages and employee benefits consist primarily of branch office operations. Operating salaries, wages and employee benefits increased $15.9 million, or 22%, to $87.9 million in fiscal 1997 from $72.0 million in fiscal 1996. The increase was primarily due to the Company's acquisitions, start-up operations and the internal growth of the Company's operations. The acquisitions and start-up operations added approximately $9.6 million, or 60%, of the increase in operating salaries, wages and employees benefits. As a percentage of net revenue, operating salaries, wage and employee benefits for fiscal 1997 decreased to 43% from 44% in fiscal 1996. The decrease in operating salaries, wages and employee benefits as a percentage of net revenue is attributable to a number of factors including: improved nursing productivity due to scheduling and staffing efficiencies and a change in business mix to a higher percentage of pharmacy net revenue to total net revenue.

Other operating costs include medical supplies, branch office rents, utilities, vehicle expenses and cost of sales. The cost of sales consists primarily of the cost of pharmacy products. Other operating costs increased $15.3 million, or 25%, to $75.4 million in fiscal 1997 from $60.1 million in fiscal 1996. Of the increase, $3.1 million, or 20%, relates to the Company's acquisitions and start-up operations and the remaining $12.2 million, or 80%, to the internal growth of the Company's operations. The percentage of other operating costs to net revenue was essentially comparable for fiscal 1997 and 1996.

Corporate, general and administrative costs increased $2.1 million, or 20%, to $12.9 million in fiscal 1997 from $10.8 million in fiscal 1996. The increase was primarily due to the growth of the Company's operations and the addition of temporary personnel needed for the implementation of the Company's new billing and collection system. The percentage of corporate, general, and administrative costs to net revenue was essentially comparable for fiscal 1997 and 1996.

Provision for doubtful accounts consists of the amount of billed revenue that management estimates will become uncollectible. During fiscal 1997, the Company's provision increased $1.5 million, or 33%, to $6.2 million from $4.7 million in fiscal 1996. The increase is primarily due to growth of the business, and an increase in total net revenue and days sales outstanding.

Depreciation and amortization expenses increased $1.2 million, or 26%, to $6.1 million in fiscal 1997 from $4.9 million in fiscal 1996. The increase was primarily attributable to the Company's capital expenditures, the purchase of rental equipment and the amortization of goodwill from the Company's acquisitions. As a percentage of the Company's total net revenue, depreciation and amortization costs were comparable for fiscal 1997 and 1996.

In fiscal 1996, the Company incurred non-recurring business combination costs of approximately $1.2 million related to the business combination of the Company with Premier on February 29, 1996. These costs represent legal and professional fees, severance costs and other costs related to consummating the business combination.

                                    PAGE - 6

Interest expense increased $1.7 million, or 99%, to $3.5 million in fiscal 1997 from $1.8 million in fiscal 1996. The increase was primarily the result of a $29.4 million increase in the Company's average debt outstanding incurred to finance acquisitions and the Company's working capital for fiscal 1997.

Income tax expense increased $1.4 million, or 41%, to $4.8 million in fiscal 1997 from $3.4 million in fiscal 1996. This increase is due to an increase in the profitability of the Company.

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

During fiscal 1996, the Company's provision for doubtful accounts increased $1.5 million, or 49%, to $4.7 million from $3.2 million in fiscal 1995. The increase is primarily due to an increase in total net revenue and days sales outstanding. As a percentage of net revenue, the provision for doubtful accounts is

                                    PAGE - 7
comparable for fiscal 1996 and fiscal 1995.

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

In fiscal 1996, the Company incurred non-recurring business combination costs of approximately $1.2 million related to the business combination of the Company with Premier on February 29, 1996. These costs represent legal and professional fees, severance costs and other costs related to consummating the business combination.

Interest expense increased $0.1 million, or 8%, to $1.7 million in fiscal 1996 from $1.6 million in fiscal 1995. The increase was primarily the result of a $17.4 million increase in the Company's average debt outstanding incurred to finance acquisitions during fiscal 1996. In June 1995, the Company used approximately $19.0 million of the net proceeds of its second public offering to repay outstanding indebtedness. See "Liquidity and Capital Resources".

Income tax expense increased $0.6 million, or 22%, to $3.4 million in fiscal 1996 from $2.8 million in fiscal 1995. This increase is due to an increase in profitability of the Company.

LIQUIDITY AND CAPITAL RESOURCES

In August 1997, the Company extended its existing credit facility. The amount of financing available increased to $100 million from $60 million consisting of a $95 million revolving loan and a $5 million swingline facility. The loan is due August 2002. A commitment fee ranging from .225% to .375% per annum is charged on the average daily unused portion of the facility. The loan is collateralized by 100% of the voting stock of the Company. The loan requires the Company to maintain certain financial ratios, and places restrictions on the sale and purchase of assets, payment of dividends and other distributions relating to the Company's outstanding capital stock. At the Company's option, borrowings under the revolving facility bear interest at (1) LIBOR, or (2) prime rate or (3) at a rate equal to the bank's cost of funds, plus an applicable margin that varies from a minimum of .875% to a maximum of 1.625% and is based on the calculation of a leverage ratio. At September 30, 1997 the Company's applicable margin was 1.25% and the interest rates under this facility at September 30, 1997 ranged from 6.91% to 7.12%. Outstanding borrowings under this facility at September 30, 1997 were approximately $61.0 million.

At September 30, 1997, the Company had one interest rate swap agreement with a commercial bank (the "Counter Party"), having a cumulative notional principal amount of $25 million. The Company pays a fixed rate of 6.61% plus the applicable margin that varies from a minimum of .875% to a maximum of 1.625% and is based on the calculation of a leverage ratio. The interest rate swap terminates in June 2002. The Company is exposed to credit loss in the event of non-performance by the Counter Party to the interest rate swap agreement. However, the Company does not anticipate such non-performance.

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

Prior to the Company's acquisition of Premier, Premier financed its operations primarily through cash flow

                                    PAGE - 8
from operations, bank borrowings and the issuance of Redeemable Convertible Preferred Stock. In March 1995, Premier issued shares of Redeemable Convertible Preferred Stock, from which Premier received total proceeds, net of issuance costs, of approximately $1.4 million. The proceeds were used to repay indebtedness to a former stockholder of Premier and provide proceeds for acquisitions and general working capital requirements.

Upon the purchase of Premier by the Company, the Redeemable Convertible Preferred Stock was converted to Common Stock. In addition, the Company paid the cumulative preferred stock dividend of approximately $281,000 as required upon the conversion of the Redeemable Convertible Preferred Stock to Common Stock in February 1996. As of September 30, 1996, the Company had paid substantially all of the non-recurring costs related to the combination.

The Company's operating cash flows are affected significantly by the growth in accounts receivable, which occur largely as a result of the Company's net revenue growth. For the fiscal years ended September 30, 1997, 1996 and 1995 the Company's cash flows from operations were affected by increases in accounts receivable balances of $30.2 million, $20.3 million and $12.3 million, respectively. These increases were due primarily to volume growth and acquisitions and slowing collections due to factors described herein. The Company's days sales outstanding ("DSO") in accounts receivable was 126 days, 101 days and 83 days as of September 30, 1997, 1996 and 1995, respectively, based on the annualized net revenue for the last quarter of each period. The increase in DSO is primarily attributable to the accelerated growth experienced by the Company, seasonality, the impact of the acquired accounts receivable balances from the acquisitions and diversion of collection activities due to the installation of the Company's new billing and collection system. The Company has taken measures to improve the DSO by hiring more experienced key reimbursement personnel, improving training programs and implementing its new billing and receivable management system.

The Company's investments in property and equipment are attributable largely to purchases of medical equipment that is rented to patients and computer equipment needed for the Company's new billing system. The Company's investments in the acquisition of businesses were $20.9 million, $4.8 million and $18.2 million in fiscal 1997, fiscal 1996 and fiscal 1995, respectively.

As of September 30, 1996, the Company has recorded a net deferred tax asset in its consolidated financial statements. Management believes that it is more likely than not that the net deferred tax asset will be realized. Under new guidance issued by the Internal Revenue Service, in December 1996, the Company made an election entitling it to mark its accounts receivable to market value for tax purposes. This election eliminated the deferred tax asset relating to the allowance for doubtful accounts and established a new deferred tax liability to reflect the new temporary differences. During fiscal 1997, the 1996 tax return and the 1993 through 1995 amended tax returns were filed for the Company and its subsidiaries under this new guidance. This election gave rise to expected cash refunds of $2.0 million plus interest. As of September 30, 1997, $1.8 million plus interest had been received. In addition, the net operating loss carryforward of certain subsidiaries were increased and at September 30, 1997, $4.8 million was remaining to offset certain future tax payments. Such losses expire $1.3 million by the year 2010 and $3.5 million by the year 2011.

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

Development costs of new branch offices include, among other things, lease deposits and payments, and leasehold improvements and start-up costs, including marketing and labor costs. Management believes that the Company's cash commitment for each new branch office that delivers a full range of the Company's services may approximate $500,000. Such costs will vary depending upon inflation and the size and location of each facility and, accordingly, may vary substantially from this approximation. Management expects to be able to finance its current plan to expand services at the Company's existing branch offices with existing sources of working capital.

                                    PAGE - 9

Management currently believes that internally generated funds and borrowings under the Company's new credit facilities will be adequate to satisfy the Company's working capital requirements, including currently anticipated expansion, for the foreseeable future.

As the year 2000 approaches, an issue impacting all companies has emerged regarding how existing application software programs and operating systems can accommodate this date value. Management does not anticipate that the Company will incur operating expenses or will be required to invest heavily in computer system improvements relating to the uncertainties associated with the year 2000 because the Company's current and planned systems are year 2000 compliant.

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

                                   PAGE - 10

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Pediatric Services of America, Inc.

     We have audited the accompanying consolidated balance sheets of Pediatric Services of America, Inc. ("PSA"), as of September 30, 1997 and 1996, and the related consolidated statements of income, redeemable preferred stock, common stock and other stockholders' equity and cash flows for each of the three years in the period ended September 30,1997. These financial statements are the responsibility of PSA's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated statements of income, redeemable preferred stock, common stock and other stockholders' equity and cash flows of Premier Medical Services, Inc., a wholly-owned subsidiary, for the year ended September 30, 1995, which statements reflect total net revenue of 26% for 1995 of the related consolidated financial statement totals. Those statements were audited by other auditors, whose report thereon has been furnished to us, and our opinion, insofar as it relates to data included for Premier Medical Services, Inc. is based solely on the reports of the other auditors.

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

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSA at September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.



Ernst & Young LLP


November 18, 1997
Atlanta, Georgia

                                   PAGE - 11

                      PEDIATRIC SERVICES OF AMERICA, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                         SEPTEMBER 30,
                                                              -----------------------------------
                                                                    1997              1996
                                                              ----------------  -----------------

ASSETS

CURRENT ASSETS:
   Cash and cash equivalents.................................    $    500,629       $    770,206
   Accounts receivable, less allowances for doubtful
    accounts of $10,036,000 and $8,523,000, respectively.....      75,458,527         47,744,840
   Prepaid expenses..........................................         507,905            460,850
   Deferred income taxes.....................................       3,879,862          3,524,265
   Other current assets......................................       3,481,517          2,065,314
                                                                 ------------       ------------
 Total current assets........................................      83,828,440         54,565,475

PROPERTY AND EQUIPMENT:
   Home care equipment held for rental.......................      24,103,723         19,013,569
   Furniture and fixtures....................................       6,979,170          4,910,212
   Vehicles..................................................         731,565            580,445
   Leasehold improvements....................................         580,675            562,285
                                                                 ------------       ------------
                                                                   32,395,133         25,066,511
   Accumulated depreciation and amortization.................     (15,678,405)       (11,644,023)
                                                                 ------------       ------------
                                                                   16,716,728         13,422,488

OTHER ASSETS:
     Goodwill, less accumulated amortization of
      $3,695,000 and $2,333,000, respectively................      50,421,121         28,733,976
     Certificates of need, less accumulated amortization of
      $279,000 and $176,000, respectively....................       1,542,996          1,171,772
     Deferred financing fees, less accumulated
      amortization of $192,000 and $76,000, respectively.....         632,449            216,342
     Noncompete agreements, less accumulated
      amortization of $719,000 and $582,000,
      respectively...........................................         320,555            368,333
      Other..................................................         371,706            257,144
                                                                 ------------       ------------
                                                                   53,288,827         30,747,567
                                                                 ------------       ------------
Total assets.................................................    $153,833,995       $ 98,735,530
                                                                 ============       ============

SEE ACCOMPANYING NOTES.

                                   PAGE - 12

                      PEDIATRIC SERVICES OF AMERICA, INC.


                                                                                              SEPTEMBER 30
                                                                               ----------------------------------------
                                                                                         1997               1996
                                                                                 -----------------  -----------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable..........................................................           $  6,302,182        $ 5,779,594

 Accrued compensation......................................................              5,146,786          3,581,013

 Accrued insurance.........................................................              2,392,780          1,845,993

 Other accrued liabilities.................................................              3,559,100          2,724,454

 Deferred revenue..........................................................                852,899            792,139

 Income taxes payable......................................................              1,119,526          1,852,128

 Current maturities of long-term obligations from related parties..........              2,163,101                 --

 Current maturities of long-term obligations...............................                 98,590          2,317,569
                                                                                       -----------        -----------

TOTAL CURRENT LIABILITIES..................................................             21,634,964         18,892,890

Long-term obligations from related parties net of current
    maturities.............................................................              3,887,339                 --

Long-term obligations, net of current maturities...........................              61,124,757         23,637,954

Deferred income taxes......................................................               4,690,651          1,077,058

Minority interest in subsidiary............................................                815,794            935,035

STOCKHOLDERS' EQUITY:

  Preferred stock, $.01 par value, 2,000,000 shares
     authorized, no shares issued and outstanding..........................                     --                 --

  Common stock, $.01 par value, 80,000,000 shares
       authorized,6,257,979 and 6,247,567 shares issued and
       outstanding in 1997and 1996 respectively............................                 62,580             62,476

 Additional paid-in capital................................................             41,746,450         41,513,355

 Retained earnings.........................................................             19,871,460         12,616,762
                                                                                      ------------        -----------

Total stockholders' equity.................................................             61,680,490         54,192,593
                                                                                      ------------        -----------

Total liabilities and stockholders' equity.................................           $153,833,995        $98,735,530
                                                                                      ============        ===========

See accompanying notes.

                                   PAGE - 13

                      PEDIATRIC SERVICES OF AMERICA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                           YEAR ENDED SEPTEMBER 30,
                                                           ---------------------------------------------------
                                                                  1997              1996             1995
                                                           -----------------  ----------------  --------------

NET REVENUE............................................      $204,022,726      $163,804,464      $111,859,820

Costs and expenses:

 Operating salaries, wages and employee benefits.......        87,943,066        72,026,197        50,077,865

 Other operating costs.................................        75,385,617        60,096,166        39,086,858

 Corporate, general and administrative.................        12,885,475        10,783,957         7,216,887

 Provision for doubtful accounts.......................         6,238,965         4,707,989         3,163,799

 Depreciation and amortization.........................         6,102,522         4,858,319         3,656,300

   Combination costs...................................                --         1,165,600                --
                                                             ------------      ------------      ------------

   Total costs and expenses............................       188,555,645       153,638,228       103,201,709
                                                             ------------      ------------      ------------

Operating income.......................................        15,467,081        10,166,236         8,658,111

Interest expense.......................................         3,534,262         1,778,384         1,643,459
                                                             ------------      ------------      ------------

Income before minority interest, income taxes  and
 extraordinary item....................................        11,932,819         8,387,852         7,014,652

Minority interest in loss of subsidiary................           119,341            64,965                --
                                                             ------------      ------------      ------------

Income before income taxes and extraordinary item......        12,052,160         8,452,817         7,014,652

Income taxes...........................................         4,797,462         3,406,484         2,803,156
                                                             ------------      ------------      ------------

Income before extraordinary item.......................         7,254,698         5,046,333         4,211,496

   Extraordinary item, net of tax expense of $521,000..                --                --           781,220
                                                             ------------      ------------      ------------

Net income.............................................      $  7,254,698      $  5,046,333      $  4,992,716
                                                             ============      ============      ============


Net income attributable to common and common equivalent shares:

Income before extraordinary item.......................      $  7,254,698      $  5,046,333      $  4,211,496

Less accretion on redeemable preferred stock...........                --           (10,174)          (35,952)

Less preferred stock dividends.........................                --           (85,750)         (194,943)


Income before extraordinary item attributable to
 common and common equivalent shares...................         7,254,698         4,950,409         3,980,601

   Extraordinary item, net of tax expense of $521,000..                --                --           781,220
                                                             ------------      ------------      ------------


Net income attributable to common and common equivalent
   shares..............................................      $  7,254,698      $  4,950,409      $  4,761,821
                                                             ============      ============     =============

Share data:

Income before extraordinary item per common and common
 equivalent share....................................               $1.13             $0.79             $0.79

Extraordinary item per common and common equivalent
 share.................................................                --                --              0.15
                                                             ------------      ------------      ------------

Net income per common and common equivalent
   shares..............................................             $1.13             $0.79             $0.94
                                                             ============      ============      ============

Weighted average shares outstanding....................         6,445,755         6,300,207         5,057,988
                                                             ============      ============      ============

See accompanying notes.

                                   PAGE - 14

                      PEDIATRIC SERVICES OF AMERICA, INC.
             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK,
                  COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY


                                                              REDEEMABLE
                                                             CONVERTIBLE                  ADDITIONAL                       TOTAL
                                                              PREFERRED       COMMON       PAID-IN       RETAINED     STOCKHOLDERS'
                                                               STOCK           STOCK       CAPITAL       EARNINGS         EQUITY
                                                             --------------  ---------  -------------  -------------  --------------



Balances at October 1, 1994                                    $ 1,867,283    $41,876    $17,150,539    $ 2,904,532     $20,096,947

Issuance of 14,300 shares of redeemable convertible
    preferred stock, net of issuance costs of $38,000            1,392,000         --             --             --              --

54,748 shares of common stock issued through
    exercise of stock options                                           --        548         85,991             --          86,539

41,548 shares of common stock issued in connection with
   the acquisition of businesses                                        --        416        567,084             --         567,500

Issuance of 1,319,915 shares of common stock upon
   consummation of a second public offering, net
   of issuance costs of $1,680,105                                      --     13,199     19,095,357             --      19,108,556

Accretion on redeemable preferred stock                             35,952         --             --         (35,952)       (35,952)


Preferred stock dividends                                          194,943         --             --        (194,943)      (194,943)


Net income                                                              --         --             --       4,992,716      4,992,716
                                                                 -----------    -------    -----------    -----------    -----------

Balances at September 30, 1995                                    3,490,178    56,039     36,898,971       7,666,353     44,621,363


63,563 shares of common stock issued through
   exercise of stock options                                            --        636        355,356              --        355,992

51,124 shares of common stock issued in connection with
   the acquisition of a business                                        --        511        999,489              --      1,000,000

Accretion on redeemable preferred stock                              10,174        --             --         (10,174)       (10,174)


Preferred stock dividends                                            85,750        --             --         (85,750)       (85,750)


Conversion of preferred stock upon business combination          (3,586,102)    3,324      3,261,505              --      3,264,829

97,409 shares of common stock issued from the
   conversion of warrants and stock options
   upon the merger                                                       --       974           (974)             --             --

99,233 shares of common stock issued upon
   the exercise of warrants                                              --       992           (992)             --             --

Net income                                                               --        --             --       5,046,333      5,046,333
                                                                -----------    -------    -----------    -----------     -----------


Balances at September 30, 1996                                           --     62,476     41,513,355     12,616,762     54,192,593


43,753 shares of common stock issued through
   exercise of stock options                                             --        437        232,762             --        233,199

33,341 shares of common stock cancelled from
   escrow                                                                --       (333)           333             --             --

 Net income                                                              --         --             --      7,254,698      7,254,698
                                                                -----------    -------    -----------    -----------     -----------


Balances at September 30, 1997.............................     $        --    $62,580    $41,746,450    $19,871,460    $61,680,490
                                                                ===========    =======    ===========    ===========     ===========


SEE ACCOMPANYING NOTES.

                                   PAGE - 15

                      PEDIATRIC SERVICES OF AMERICA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               YEAR ENDED SEPTEMBER 30,
                                                                                      -------------------------------------------

                                                                                          1997           1996           1995
                                                                                      -------------  -------------  -------------

OPERATING ACTIVITIES

Net income..........................................................................  $  7,254,698   $  5,046,333   $  4,992,716

 Adjustments to reconcile net income to net cash provided by (used in) operating activities:

  Depreciation and amortization.....................................................     6,102,522      4,858,319      3,656,300

  Provision for doubtful accounts...................................................     6,238,965      4,707,989      3,163,799

  Amortization of deferred financing fees...........................................       115,621         48,713         27,456

  Accrued interest on subordinated note.............................................             -              -        181,210

  Deferred income taxes.............................................................     3,257,996       (526,145)      (562,844)

  Minority interest in loss of subsidiary...........................................      (119,341)       (64,965)             -

  Extraordinary item, net of tax....................................................             -              -       (781,220)

  Changes in operating assets and liabilities, net of effects from acquisitions of businesses:

    Accounts receivable.............................................................   (30,202,092)   (20,258,758)   (12,342,946)

    Prepaid expenses................................................................       (44,955)        81,708         67,774

    Other current assets............................................................    (1,377,765)    (1,295,488)       (93,850)

    Accounts payable................................................................       288,183      2,671,756        544,664

    Income taxes payable............................................................      (752,602)     1,034,234        199,159

    Accrued liabilities.............................................................     2,206,288      1,281,231      1,480,443
                                                                                      ------------   ------------   ------------

Net cash provided by (used in) operating activities.................................    (7,032,482)    (2,415,073)       532,661

INVESTING ACTIVITIES

Purchases of property and equipment.................................................    (6,866,888)    (6,478,823)    (3,811,372)

Acquisitions of businesses..........................................................   (20,943,121)    (4,780,619)   (18,233,062)

Proceeds from minority partner in joint venture.....................................           100      1,000,000              -

Other, net..........................................................................        38,846        (56,204)        29,895
                                                                                      ------------   ------------   ------------

Net cash used in investing activities...............................................   (27,771,063)   (10,315,646)   (22,014,539)

FINANCING ACTIVITIES

Borrowings (payments) on revolving line of credit, net..............................             -     (3,892,054)       866,554

Principal payments on long-term debt................................................    (9,231,503)    (2,290,404)   (22,900,780)

Borrowings on long-term debt........................................................    44,064,000     19,735,276     17,100,000

Deferred financing fees.............................................................      (531,728)       (94,770)       (80,000)

Issuance of common stock............................................................             -              -     19,108,556

Issuance of preferred stock.........................................................             -              -      1,392,000


Payment of preferred stock dividend.................................................             -       (280,693)             -

Proceeds from exercise of stock options.............................................       233,199        223,008         86,539
                                                                                      ------------   ------------   ------------

Net cash provided by financing activities...........................................    34,533,968     13,400,363     15,572,869
                                                                                      ------------   ------------   ------------

Increase (decrease) in cash and cash equivalents....................................      (269,577)       669,644     (5,909,009)

Cash and cash equivalents at beginning of year......................................       770,206        100,562      6,009,571
                                                                                      ------------   ------------   ------------

Cash and cash equivalents at end of year............................................  $    500,629   $    770,206   $    100,562
                                                                                      ============   ============   ============

Supplemental disclosure of cash flow information

Cash paid for interest..............................................................  $  2,957,313   $  1,843,000   $  1,635,000
                                                                                      ============   ============   ============

Cash paid for income taxes..........................................................  $  4,344,976   $  2,689,000   $  3,163,000
                                                                                      ============   ============   ============


See accompanying notes.

                                   PAGE - 16

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

     Certificates of need are certificates which allow the Company to provide home care services in sixteen counties in Maryland, the District of Columbia, North Carolina, New Jersey and Washington. The certificates of need were acquired in connection with business acquisitions by Premier Medical Services, Inc. ("Premier") and business acquisitions by the Company. The certificates of need are being amortized over their useful lives (see Note 5).

     Financing fees incurred in connection with the new credit agreement (see
     Note 4) are being amortized using the straight-line method over the term of the agreement.

     The cost of non-compete agreements with former owners of acquired businesses are being amortized over the respective lives of each agreement (see Note 5).

     NET REVENUE

     Net revenue represents the estimated net realizable amounts from patients, third-party payors and others for patient services rendered. Such revenue is recognized as the related services are performed. Approximately 36%, 37%, and 38% of the Company's net revenue for the years

                                   PAGE - 17

                      PEDIATRIC SERVICES OF AMERICA, INC.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     ended September 30, 1997, 1996 and 1995 respectively, were reimbursed under arrangements with Medicare and Medicaid. Certain services are billed in advance of the Company rendering the related services. Such amounts are deferred in the balance sheet until the related services are performed.

     ADVERTISING COSTS

     Advertising costs are charged to expense in the period the costs are incurred. Advertising expense was approximately $587,000, $354,000 and $282,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

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

     At September 30, 1997, the Company had one interest rate swap agreement with a commercial bank (the "Counter Party"), having a cumulative notional principal amount of $25 million. The Company pays a fixed rate of 6.61% plus the applicable margin that varies from a minimum of .875% to a maximum of 1.625% and is based on the calculation of a leverage ratio. The interest rate differential to be received or paid is recognized over the life of the agreement as an adjustment to interest expense. The interest rate swap terminates in June 2002. The Company is exposed to credit loss in the event of non-performance by the Counter Party to the interest rate swap agreement. However, the Company does not anticipate such non-performance.

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

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In the first quarter of fiscal year 1997, the Company adopted the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption of this Statement did not have a material effect on the Company's financial position or on results of operations.

     In the first quarter of fiscal year 1998, the Company will adopt Statement of Financial Accounting Standards No. 131, "Reporting Aggregated Information about a Business Enterprise." The adoption of this Statement will not have a material effect on the Company's financial position or results of operations.

                                   PAGE - 18

                      PEDIATRIC SERVICES OF AMERICA, INC.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share". The adoption of this Statement will not have a material effect on the Company's financial position or results of operations (see Note 12).

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". The Statement, which is effective for the Company's fiscal year ending September 30, 1999, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The adoption of this Statement is not anticipated to have a material effect on the Company's financial position or results of operations.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The new accounting standards prescribed by SFAS No. 123 are optional, and the Company is permitted to account for its stock incentive and stock purchase plans under previously issued accounting standards (See Note 7).

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

     As of September 30, 1997 a total of 565,289 shares of Common Stock have been reserved for future issuance.

                                   PAGE - 19

                      PEDIATRIC SERVICES OF AMERICA, INC.

2.   PREFERRED STOCK AND COMMON STOCK - CONTINUED

     Shares of Preferred Stock and Common Stock outstanding and related changes for the three years ended September 30, 1997 are as follows:

                                                              REDEEMABLE
                                                     CONVERTIBLE PREFERRED STOCK   COMMON STOCK
                                                     ------------------------------------------

        Balances at October 1, 1994                             20,000               4,187,641

        Exercise of stock options                                    -                  54,748

        Shares issued in connection with the
        acquisition of a business                                    -                  41,548

        Issuance of preferred stock                             14,300                       -

        Issuance of common stock in second
        public offering                                             --               1,319,915
                                                               -------               ---------
        Balances at September 30, 1995                          34,300               5,603,852

        Exercise of stock options                                    -                  63,563

        Exercise of warrants                                         -                  99,233

        Shares issued in connection with the
        acquisition of a business                                    -                  51,124

        Conversion of warrants and stock options
        upon business combination                                    -                  97,409

        Conversion of preferred stock upon
        business combination                                   (34,300)                332,386
                                                               -------               ---------

        Balances at September 30, 1996                               -               6,247,567

        Exercise of stock options                                    -                  43,753
                                                                     -
        Shares cancelled from escrow                                 -                 (33,341)
                                                               -------               ---------

        Balances at September 30, 1997                               -               6,257,979
                                                               =======               =========

                                   PAGE - 20

                      PEDIATRIC SERVICES OF AMERICA, INC.

3.   SHORT-TERM BORROWING ARRANGEMENTS

     Premier had a $5,000,000 revolving line of credit agreement bearing interest at the bank's prime interest rate plus 1.0%. Premier had outstanding borrowings of $3,892,000 under this line of credit at September 30, 1995. On May 20, 1996, the Company retired the debt and cancelled the credit agreement.

4.   LONG-TERM OBLIGATIONS

     The Company's long-term obligations as of September 30, 1997 and 1996, consist of the following:


                                                                     1997                  1996
                                                               ----------------       --------------


         Note payable to bank................................       $61,000,000          $25,705,000

         Related party notes payable.........................         6,050,440                    -

         Other notes payable.................................           223,347              250,523
                                                                    -----------          -----------
                                                                     67,273,787           25,955,523

         Less current maturities.............................            98,590            2,317,569

         Less current maturities on related party notes
         payable.............................................         2,163,101                    -
                                                                    -----------          -----------
                                                                    $65,012,096          $23,637,954
                                                                    ===========          ===========

     In May 1996, the Company amended its credit agreement (the "Amended Credit Agreement") to increase the amount of financing available from $28 million to $35 million, consisting of a $25 million revolving loan and a $10 million term loan. Amounts available to borrow under the Amended Credit Agreement were subject to limits as defined in the agreement. Borrowings under this facility bore interest at LIBOR plus 1.5% (7.00% at September 30, 1996), the bank's prime rate (8.25% at September 30, 1996) or at a rate equal to the bank's cost of funds plus 1.5%, at the Company's option. The principal balance outstanding at September 30, 1996 on the term loan was $10 million. The principal balance outstanding on September 30, 1996 on the revolving loan was $15.7 million.

     In December 1996, the Company again amended and restated the credit agreement ("1996 Amended and Restated Credit Agreement") to further increase the amount of available financing to $60 million, consisting of a $50 million revolving loan and a $10 million term loan. An additional bank was added to the credit agreement to expand the credit facility. The terms of the 1996 Amended and Restated Credit Agreement were consistent with the original terms of the credit agreement.

     In August 1997, the Company extended its existing credit facility. The amount of financing increased to $100 million from $60 million consisting of a $95 million revolving loan and a $5 million swingline facility. The loan is due August 2002. A commitment fee ranging from .225% to .375% per annum is charged on the average daily unused portion of the facility. Amounts available to borrow under this agreement are subject to rate limits as defined in the agreement. The revolving loan is collateralized by 100% of the voting stock of the Company, requires the Company to maintain certain financial ratios and places restrictions on the sale and purchase of assets, payment of dividends and other distributions relating to the Company's outstanding capital stock. Borrowings under this facility bear interest at LIBOR, the bank's prime rate or at a rate

                                   PAGE - 21

                      PEDIATRIC SERVICES OF AMERICA, INC.

4.   LONG-TERM OBLIGATIONS - CONTINUED

     equal to the bank's cost of funds, plus an applicable margin that varies from a minimum of .875% to a maximum of 1.625% and is based on the calculation of a leverage ratio. At September 30, 1997 the Company's applicable margin was 1.25% and the interest rates under this facility at September 30, 1997 ranged from 6.91% to 7.12%. The principle balance outstanding at September 30, 1997 on the revolving loan was $61 million.

     In connection with these extended agreements, the Company incurred loan costs of approximately $532,000. These costs include loan closing fees, legal and professional fees.

     The subordinated note payable to Health Professionals, Inc. ("HPI") at September 30, 1995 charged interest at the prime rate. In fiscal year 1995, the Company restructured the note payable to HPI such that a prepayment on the note of $830,000 resulted in a reduction of the debt of $2,132,034. The difference is considered a gain on the extinguishment of the debt and is recorded as an extraordinary item of $781,220, which is net of income taxes of $520,814. In July 1996, the remaining outstanding balance of the note payable was repaid and cancelled.

     The Company entered into twelve related party notes payable and thirteen non-compete agreements with individuals in connection with the acquisition of businesses. The notes are payable in monthly, quarterly or annual installments and bear interest at rates ranging from 6.0% to 9.0%. The maturity dates range from January 1998 to August 2000.

     The aggregate amount of required principal payments during each of the next five fiscal years and thereafter on all long-term obligations as of September 30, 1997 is as follows:


          YEAR ENDING SEPTEMBER 30,
         1998....................................................    $ 2,261,691

         1999....................................................      3,887,214

         2000....................................................        114,517

         2001 and thereafter.....................................     61,010,365
                                                                     -----------
                                                                     $67,273,787
                                                                     ===========

     Warrants were issued to a bank for the purchase of 124,094 shares of Common Stock or Series B Preferred Stock at an exercise price of $0.01 per share. Upon closing of the Company's initial public offering, warrants for 24,819 shares of Common Stock were exercised (see Note 2). As a result of the termination of a put right and exercise of certain of the warrants, the Company transferred $629,443 from redeemable warrants to Common Stock and Additional Paid-in Capital. In May, 1996, the remaining warrants were exercised for 99,233 shares of Common Stock, and 42 shares of Common Stock were transferred to the Company as consideration for the exercise of the warrants valued at $23.63 per share at the date of exercise.

     Premier also issued common stock warrants in conjunction with financing transactions. At September 30, 1995, Premier had outstanding warrants to purchase 57,027 shares of Common Stock with exercise prices ranging from $5.70 to $11.40. Upon the business combination with the Company, the warrants were exercised and converted into 35,069 shares of Common Stock.

                                   PAGE - 22

                      PEDIATRIC SERVICES OF AMERICA, INC.

5.   ACQUISITIONS


     The Company acquired thirteen companies and a home health agency with a certificate of need during fiscal 1997, which were not deemed significant for the disclosure of pro forma financial information. The aggregate fiscal year net revenue for these acquisitions was approximately $28.9 million and total net assets were $6.1 million. The aggregate purchase price of these companies was approximately $25.5 million.

     PSA entered into a Stock Exchange Agreement with Premier on February 29, 1996. Based on the exchange ratio set forth in the Stock Exchange Agreement, PSA issued approximately 845,000 shares of its Common Stock for approximately 1,926,000 shares of Premier common stock outstanding, after giving effect to the conversion of Premier redeemable convertible preferred stock, warrants and certain options immediately prior to the transaction. The transaction has been accounted for using the pooling-of-interests method and, as a result, the financial position, results of operations and cash flows are presented as if the combining companies had been consolidated for all periods presented. Premier was incorporated in March 1993 and its results have been included since that date. The consolidated financial statements for 1996 include the costs related to the combination of approximately $1.2 million ($687,700 after tax, or $0.11 per share). These costs consist primarily of payments required under certain employment agreements due to a change in control of Premier and professional fees.

     A reconciliation of net revenue, net income and related per share amounts of the combined entities from October 1, 1995 through the end of the quarter immediately preceding the date of the acquisition and fiscal 1995 are presented in the following table.

                                                                  THREE MONTHS           YEAR END
                                                               ENDED DECEMBER 31,      SEPTEMBER 30,

                                                             --------------------    ---------------
                   (IN THOUSANDS, EXCEPT PER SHARE)                   1995                 1995
       --------------------------------------------------------------------------    ---------------
         NET REVENUE:
         PSA, as previously reported.........................             $27,389           $ 83,224
         Premier.............................................               9,521             28,636
                                                                          -------           --------
         Combined net revenue................................             $36,910           $111,860
                                                                          =======           ========
         Net Income:
         PSA, as previously reported.........................             $ 1,335           $  4,203
         Premier.............................................                 154                  9
                                                                          -------           --------
         Combined net income before extraordinary item.......               1,489              4,212
         Extraordinary item, net of tax......................                   -                781
                                                                          -------           --------
         Combined net income.................................             $ 1,489           $  4,993
                                                                          =======           ========
         Net income per share:
         PSA, as previously reported.........................             $  0.24           $   0.93
         Combined............................................             $  0.24           $   0.94

                                   PAGE - 23

                      PEDIATRIC SERVICES OF AMERICA, INC.

5.   ACQUISITIONS - CONTINUED

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

     During fiscal 1997, the Peters business achieved certain specified revenue and earnings targets, resulting in additional payments or obligations of $368,602 which have been allocated to goodwill. Due to the uncertainty of meeting the remaining performance targets, such amounts have not been recorded as liabilities in these financial statements.

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

                                   PAGE - 24

                      PEDIATRIC SERVICES OF AMERICA, INC..

5.   ACQUISITIONS - CONTINUED

     The following represents unaudited pro forma consolidated results of operations for the year ended September 30, 1995, assuming the above acquisitions had occurred at the beginning of the year of acquisition:


                                                                 YEAR ENDED
                                                               SEPTEMBER 30,
                                                                    1995
                                                              ----------------

       Net revenue..........................................      $122,328,932

       Income before extraordinary item.....................         4,172,100

       Net income...........................................         4,953,320

       Income before extraordinary item per share...........              0.78

       Net income per share.................................              0.93

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

                                   PAGE - 25

                      PEDIATRIC SERVICES OF AMERICA, INC.

6.   LEASES

     The Company leases office space as well as certain automobiles and medical equipment under operating leases that expire at various dates through 2008. Rent expense approximated $4,209,000, $3,978,000 and $3,089,000 under these leases for the years ended September 30, 1997, 1996 and 1995, respectively.

     At September 30, 1997 the future minimum lease payments under non-cancelable operating leases with initial or remaining terms equal to or exceeding one year were as follows:


                 YEAR ENDING SEPTEMBER 30,

                    1998.........................................   $ 3,197,654

                    1999.........................................     2,417,440

                    2000.........................................     1,687,339

                    2001.........................................       971,115

                    2002 and thereafter.........................      4,226,279
                                                                    -----------
                                                                    $12,499,827
                                                                    ===========

7.   STOCK OPTION PLANS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Company's Stock Option Plan (the "Option Plan") provides for the granting of stock options covering up to 700,000 shares of Common Stock, of which 700,000 options have been granted to eligible participants as of September 30, 1997. A proposal to increase the number of shares of Common Stock issuable under the Option Plan from 700,000 shares to 1,750,000 shares will be submitted to the shareholders at the 1998 Annual Meeting of Shareholders. As of September 30, 1997, 101,575 options have been granted to eligible participants, subject to approval of the increase in shares.
     If shareholder approval of the increase in shares is not obtained, these options will be void. Options may be issued as either incentive stock options or as nonqualified stock options. Options may be granted only to those persons who are officers or employees of the Company or to certain outside consultants.

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

                                   PAGE - 26

                      PEDIATRIC SERVICES OF AMERICA, INC.

7.   STOCK OPTION PLANS - CONTINUED

     Under the Company's Directors' Stock Option Plan, directors of the Company who are not officers or employees of the Company will receive stock options each year to purchase up to 6,000 shares of Common Stock, at an exercise price equal to the fair market value on the date of grant and expiring 10 years after issuance. The options vest on the first anniversary of their issuance, provided that the grantee is then a director of the Company. A total of 95,000 shares of Common Stock have been reserved for issuance pursuant to options granted under the Directors' Stock Option Plan of which 75,000 options have been granted to eligible participants as of September 30, 1996. A proposal to increase the number of shares of Common Stock issuable under the Directors' Option Plan from 95,000 shares to 300,000 shares will be submitted to shareholders at the 1998 Annual Meeting of Shareholders, together with a proposal to permit discretionary grants under the plan. During fiscal year 1997, an additional 45,000 options were granted in excess of the 20,000 remaining options available to grant under the plan to eligible participants. The options are subject to shareholder approval of the proposed amendments and if shareholder approval of the increase of the proposed amendments is not obtained, these options will be void.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 5.99% and 6.40%; a dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of 2.12 and a weighted-average expected life of the option of 4 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of the pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                                        1997          1996
                                                    ------------  -------------
Pro forma net income.                                     $6,506         $4,708
Pro forma earnings per share
     Primary.                                             $ 1.01         $ 0.75

                                   PAGE - 27

                      PEDIATRIC SERVICES OF AMERICA, INC.

7.   STOCK OPTION PLANS - CONTINUED

     A summary of stock option activity is as follows:

                                                                                            WEIGHTED AVERAGE
                                                                                             EXERCISE PRICE
                                                                              SHARES            PER SHARE
                                                                         -----------------  ----------------
Outstanding at October 1, 1994.                                                   471,892        $ 4.21

     Granted.                                                                     189,509         16.97

     Exercised.                                                                   (54,748)         1.59

     Cancelled.                                                                   (20,517)         8.31
                                                                                 --------         -----

Outstanding at September 30, 1995                                                 586,136          9.30

          Granted.                                                                185,600         19.55

          Exercised.                                                             (124,707)         3.51

          Cancelled.                                                              (65,376)        11.92
                                                                                 --------         -----

Outstanding at September 30, 1996.                                                581,653         13.20

          Granted                                                                 194,500         18.46

          Exercised                                                               (43,753)         5.33

          Cancelled                                                               (20,537)        16.54
                                                                                 --------         -----

Outstanding at September 30, 1997                                                 711,863        $15.02
                                                                                 ========         =====


     At September 30, 1997, 1996 and 1995, options to acquire 322,821, 247,084, and 223,122 shares, respectively, were exercisable. The weighted average fair value of options granted in 1997 and 1996 was $7.97 and $8.64, respectively.

     The following table summarizes the ranges of exercise prices and weighted average contractual lives for options outstanding and the weighted average exercise price for options exercisable as of September 30, 1997.

                            OPTIONS OUTSTANDING                                           OPTIONS EXERCISABLE

                                                     WEIGHTED AVERAGE
                                                   REMAINING CONTRACTUAL        NUMBER OPTIONS        WEIGHTED AVERAGE
      EXERCISE PRICE            OUTSTANDING                LIFE                  EXERCISABLE           EXERCISE PRICE
---------------------------  -----------------  ----------------------------  --------------------  ----------------------
$ 0.014-$ 0.714                         16,474             3.0                 16,474                  $ 0.47
           1.43                         12,017             4.3                 12,017                    1.43
      4.29-5.70                        114,016             5.4                 95,746                    4.46
     8.00-10.26                         45,731             6.7                 38,084                    8.85
    13.38-19.87                        478,625             8.6                144,000                   17.89
    20.00-24.75                         45,000             9.2                 16,500                   24.58
                                      --------            ----                -------                  ------
                                       711,863             7.8                322,821                  $11.68
                                       =======                                =======

                                   PAGE - 28

                      PEDIATRIC SERVICES OF AMERICA, INC.

8.   INCOME TAXES

     The provision for income taxes for the years ended September 30, 1997, 1996 and 1995 are summarized below:

                                                                      1997              1996               1995
                                                                 ---------------  -----------------  ----------------
Current:

          Federal..............................................       $2,683,000        $3,421,000        $2,830,000
          State................................................          503,000           642,000           536,000
                                                                      ----------        ----------        ----------
                                                                       3,186,000         4,063,000         3,366,000

Deferred:

          Federal..............................................        1,357,021          (552,856)         (480,540)
          State................................................          254,441          (103,660)          (82,304)
                                                                      ----------        ----------        ----------
                                                                       1,611,462          (656,516)         (562,844)
                                                                      ----------        ----------        ----------
                                                                      $4,797,462        $3,406,484        $2,803,156
                                                                      ==========        ==========        ==========

     A reconciliation of the provision for income taxes to the statutory federal income tax rate is as follows:

                                                             1997          1996           1995
                                                         ------------  -------------  -------------
     Statutory rate of 34% applied to pre-tax income       $4,097,734     $2,873,958    $2,385,000
     State income taxes, net of federal tax benefit           448,340        338,113       302,300
     Amortization of goodwill                                 202,992        192,630       136,000
     Other, net                                                48,396          1,783       (20,144)
                                                           ----------     ----------    ----------
                                                           $4,797,462     $3,406,484    $2,803,156
                                                           ==========     ==========    ==========


     Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                                             1997              1996
                                                                        --------------     -------------
     Allowance for doubtful accounts.................................      $         -      $ 3,238,765

     Mark to market accounting for accounts receivable...............       (2,448,500)               -

     Net operating loss carryforward.................................        1,830,844           96,000

     Payroll related accruals........................................          495,566          394,568

     Insurance related accruals......................................        1,068,684          701,436

     Property and equipment and intangibles..........................       (2,242,151)      (2,023,422)

     Other, net......................................................          484,768           39,860
                                                                           -----------      -----------
      Net deferred tax asset/(liability).............................      $  (810,789)     $ 2,447,207
                                                                           ===========      ===========

Under new guidance issued by the Internal Revenue Service in December 1996, the Company made an election entitling it to mark its accounts receivable to market value for tax purposes. This election eliminated the deferred tax asset relating to the allowance for doubtful accounts and established a new deferred tax liability to reflect the new temporary difference.

                                   PAGE - 29

                      PEDIATRIC SERVICES OF AMERICA, INC.

8.   INCOME TAXES - CONTINUED

     The Company has approximately $4.8 million of net operating losses for income tax purposes available to offset future taxable income. Such losses expire $1.3 million by the year 2010 and $3.5 million by the year 2011.

9.   FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents  The carrying amount reported in the balance
     -------------------------
     sheet for cash and cash equivalents approximates its fair value.

     Long and short-term debt  The carrying amounts of the Company's borrowings
     ------------------------
     under its short-term revolving credit agreements approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The Company's amount of long-term debt approximates its fair value.

10.  EMPLOYEE SAVINGS PLAN

     The Company has a contributory savings plan (the "Plan"), which qualifies under Section 401(k) of the Internal Revenue Code, covering substantially all of its employees. The Company at its discretion, may match 33% of employee contributions to a maximum of 6% of employee earnings each Plan year. Company contributions to the Plan were approximately $277,000, $201,000 and $117,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

11.  COMMITMENTS AND CONTINGENCIES

     As of September 30, 1997, the Company's professional liability insurance policy is on a claims-made basis. Should this claims-made policy not be renewed or replaced with equivalent insurance, claims based on occurrences during its term but asserted subsequently would be uninsured.

     The Company is subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's consolidated financial position.

12.  NET INCOME PER SHARE

     Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of warrants and stock options (calculated using the treasury stock method). This calculation excludes any antidilutive shares during the period.

     The 1996 supplemental earnings per common share is calculated using the weighted average number of common and common equivalent shares outstanding during the respective periods assuming the conversion of the redeemable convertible preferred stock into common stock, the payment of accrued dividends and the issuance of common stock in connection with the exercise of warrants as of the beginning of fiscal 1996. The 1995 supplemental earnings per common

                                   PAGE - 30

                      PEDIATRIC SERVICES OF AMERICA, INC.

12.  NET INCOME PER SHARE - CONTINUED

     share also gives effect to the conversion of Premier redeemable convertible preferred stock as if it had occurred as of the beginning of fiscal 1995. Additionally, supplemental earnings per common share gives effect to the use of a portion of the proceeds of the secondary offering to retire substantially all long-term debt as of the beginning of fiscal 1995.

     The computation of supplemental earnings per common share is presented below:



                                                                      YEAR ENDED
                                                                     SEPTEMBER 30,
                                                           ---------------------------------
                                                                  1996             1995
                                                            ---------------  --------------

     Income before extraordinary item, as reported               $5,046,333      $4,211,496

     Pro forma adjustment for reduction of interest
      expense, net of tax effect                                          -         394,444
                                                                -----------      ----------
     Adjusted income before extraordinary charge                  5,046,333       4,605,940

     Extraordinary charge on early extinguishment of debt,
        net of tax effect                                                 -         781,220
                                                                 ----------      ----------

     Adjusted net income                                         $5,046,333      $5,387,160
                                                                 ==========      ==========

     Supplemental earnings per share:

     Adjusted income before extraordinary item                   $     0.78      $     0.85

     Extraordinary item                                                   -            0.14
                                                                 ----------      ----------

     Adjusted net income                                         $     0.78      $     0.99
                                                                 ==========      ==========

     Supplemental weighted average shares outstanding             6,439,450       5,458,877
                                                                 ==========      ==========

     In February 1997, the Financial Accounting Standards Board issued a new accounting pronouncement Statement No. 128, "Earnings per Share" (SFAS No.
     128), which will change the current method of computing earnings per share. The new standard requires presentation of "basic earnings per share" and "diluted earnings per share" amounts, as defined. SFAS No. 128 will be effective for the Company's quarter ending December 31, 1997, and, upon adoption, all prior period earnings per share data presented shall be restated to conform with the provisions of the new pronouncement. Application earlier than the Company's quarter ending December 31, 1997 is not permitted. Adoption of Statement No. 128 is expected to result in basic earnings per share for fiscal 1997, 1996 and 1995 of $1.16, $0.83 and $1.03 per share, respectively. Statement No. 128 is not expected to have a significant impact on the calculation of diluted earnings per share for fiscal years ended 1997, 1996 and 1995.

13.  UNAUDITED SUBSEQUENT EVENTS

     As of December 1, 1997, the Company has acquired five companies subsequent to September 30, 1997. These companies were not deemed significant for the disclosure of pro forma financial information. The total purchase price of these companies was approximately $18.8 million and were accounted for under the purchase method of accounting.

                                   PAGE - 31

                      PEDIATRIC SERVICES OF AMERICA, INC.

13.  UNAUDITED SUBSEQUENT EVENTS - CONTINUED

     On December 15, 1997, one of the Company's consolidated subsidiaries, Insurance Medical Reporter, Inc. ("IMR"), purchased certain assets of ChoicePoint Services, Inc., for $21.7 million and was accounted for under the purchase method of accounting. This acquisition expanded IMR's product line revenue from approximately $26 million to $85 million. IMR provides paramedical examinations for the life and health insurance industries.
     This acquisition was not deemed significant for the disclosure of pro forma financial information.

14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for 1997 and 1996 is as follows (in thousands, except per share data):


                                                                   QUARTER
                                              ------------------------------------------------
 FISCAL 1996:                                      FIRST      SECOND      THIRD       FOURTH
----------------------------------------------------------------------------------------------

     Net revenue..............................    $36,910     $40,166     $43,033      $43,695

     Operating income.........................      2,766       1,348       3,002        3,050

     Income before income taxes...............      2,496         948       2,413        2,595

     Net income...............................      1,489         576       1,401        1,580

     Net income per share.....................       0.24        0.09        0.22         0.25

                                                                  QUARTER
                                              ------------------------------------------------
 FISCAL 1997:                                      FIRST      SECOND      THIRD       FOURTH
----------------------------------------------------------------------------------------------

     Net revenue..............................    $46,554     $49,746     $53,890      $53,833

     Operating income.........................      3,309       3,683       4,032        4,444

     Income before income taxes...............      2,774       2,903       3,064        3,311

     Net income...............................      1,656       1,733       1,839        2,026

     Net income per share.....................       0.26        0.27        0.29         0.31

                                   PAGE - 32

B O A R D  O F  D I R E C T O R S

JOSEPH D. SANSONE                            ADAM O. HOLZHAUER                          IRVING S. SHAPIRO
Chairman of the Board of Directors,          Chairman, Director and Chief               Of Counsel to the law firm of
President and Chief Executive Officer of     Executive Officer of Royale Healthcare,    Skadden, Arps, Slate, Meagher & Flom
 PSA                                         Inc.

MICHAEL J. FINN                              ROBERT P. PINKAS                           RICHARD S. SMITH
General Partner of Brantley Venture          General Partner of Brantley Venture        President of Ventex Management, Inc.  (an
 Partners, L.P.                              Partners, L.P.                             investment company)



C O R P O R A T E  A N D  E X E C U T I V E  O F F I C E R S

JOSEPH D. SANSONE                            JAMES R. HENDERSON                         JULIE A. BOWMAN
President and Chief Executive Officer        Senior Vice President of Operations        Divisional Vice President

STEPHEN M. MENGERT                           PAMELA H. BARROW                           LISA A. PALMER
Senior Vice President,                       Vice President of Managed Care             Divisional Vice President
Chief Financial Officer,
Secretary and Treasurer

SUSAN E. DIGNAN                              THOMAS E. D'ANNA                           LINDA K. DUVAL
Assistant Secretary and General Counsel      Vice President of Marketing                Divisional Vice President

CHARLES P. GAETANO                           DAVID NABORS                               JOSEPH M. HARRELSON
Senior Vice President of Development         Vice President of Diagnostic Services      Divisional Vice President


                                   PAGE - 33

C O R P O R A T E  I N F O R M A T I O N

CORPORATE OFFICES                           ANNUAL SHAREHOLDERS' MEETING                       PRICE RANGE OF COMMON STOCK
Pediatric Services of America, Inc.   The Annual Meeting will be held at the     The Company's Common Stock trades on the NASDAQ
3159 Campus Drive                     Medlock Auditorium at Northeast Atlanta    National Market under the Symbol "PSAI".  The
Norcross, Georgia  30071              Hilton, 5993 Peachtree Industrial Blvd.,   following table sets forth the quarterly high
(770) 441-1580                        Norcross, Georgia, on January 21, 1997     and low closing sale prices for the Common Stock
                                      at 3:00 p.m. local time.                   for the periods indicated through September 30,
                                                                                 1997 as reported by NASDAQ. At December 1, 1997,
                                                                                 there were approximately 95 shareholders of record
                                                                                 and an estimated 1,700 beneficial owners holding
TRANSFER AGENT                        FORM 10-K                                  stock in nominee or "street" name.  The Company has
Chase Mellon Shareholder Services     A copy of the Company's Annual Report on   paid no cash dividends on its Common Stock.
Four Station Square                   Form 10-K for fiscal 1997, including
3/rd/ Floor                           financial statements schedules (without
Pittsburgh, Pennsylvania  15219       exhibits), as filed with the Securities
                                      and Exchange Commission, will be
                                      furnished without charge to shareholders
                                      upon written request to Stephen M.
INDEPENDENT AUDITORS                  Mengert, Pediatric Services of America,
Ernst & Young, LLP                    Inc., 3159 Campus Drive, Norcross,
600 Peachtree Street                  Georgia  30071
Atlanta, Georgia  30308

                                                                                                               High          Low
                                                                                ---------------------------------------------------
ATTORNEYS                                                                        1997
Long Aldridge & Norman                MARKET MAKERS                              First Quarter                $21.50        $15.38
One Peachtree Center                  The following firms make a market in the   Second Quarter               $20.50        $16.88
3030 Peachtree Street                 Company's Common Stock:                    Third Quarter                $21.25        $16.00
Atlanta, Georgia  30308                  Alex Brown & Sons, inc.                 Fourth Quarter               $23.38        $19.88
                                         Dean Witter Reynolds, Inc.
                                         Equitable Securities Corp.              1996
                                         Everen Securities, Inc.                 First Quarter                $19.75        $15.50
STOCK LISTING                            Furman Selz Incorporated                Second Quarter               $26.50        $15.00
The Company's Common Stock is            Needham & Company, Inc.                 Third Quarter                $27.75        $19.50
 traded on the NASDAQ National           Prudential Securities, Inc.             Fourth Quarter               $22.75        $17.00
 Market under the symbol "PSAI".         Smith Barney
                                         Volpe Brown
                                         Wheat First Securities, Inc.

SHAREHOLDER RELATIONS
Stephen M. Mengert
Senior Vice President,
Chief Financial Officer,
Secretary and Treasurer
3159 Campus Drive
Norcross, Georgia  30071

                                   PAGE - 34