Form 10-K405, Exhibit 13
period 1998-09-30
PEDIATRIC SERVICES OF AMERICA INC
filed 1999-01-12
CIK 893430

                                                        EXHIBIT 13



                                      1998

                                 ANNUAL REPORT

Service is our
Middle Name



PSA has become
the nation's largest
focused pediatric home
health care provider
specializing in home
nursing, respiratory
therapy and infusion
therapy services for
infants and children.




                                                              PEDIATRIC SERVICES
                                                                OF AMERICA, INC.
                                                                   ANNUAL REPORT
                                                                            1998

COMPANY PROFILE

Pediatric Services of America is designed to                        [photograph]
comprehensively address the full range of home health care needs of pediatric patients, particularly the needs of medically fragile children dependent upon sophisticated nursing care and medical technology. Many pediatric patients suffer from complex medical problems, most of which result from premature births or genetic abnormalities. These medical problems include bronchopulmonary dysplasia, digestive and absorptive diseases, cystic fibrosis and neurologically related respiratory problems.

                                PEDIATRIC SERVICES OF AMERICA

                                has become the nation's largest focused
[photograph]                    pediatric home health care provider specializing
                                in home nursing, respiratory therapy and infusion therapy services for infants and children.

PARAMEDICAL SERVICES OF AMERICA

is a leader in providing high quality medical                      [photograph]
testing services to the insurance industry.

                             FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)
Year ended September 30,                   1998         1997         1996         1995         1994
----------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA(1)
Net revenue                              $302,492     $204,023     $163,804     $111,860     $70,686
Operating income (loss)                      (715)      15,467       10,166        8,658       5,209
Income (loss) before extraordinary
  item                                     (6,292)       7,255        5,046        4,212       2,579
Net income (loss)                          (6,292)       7,255        5,046        4,993       2,171
----------------------------------------------------------------------------------------------------
SHARE DATA(2)
Net income (loss) per common share
Basic                                    $  (0.91)    $   1.16     $   0.82     $   1.02     $ (0.10)
Diluted                                  $  (0.91)    $   1.13     $   0.77     $   0.92     $ (0.10)
Weighted average shares outstanding
Basic                                       6,911        6,257        6,057        4,655       1,573
Diluted                                     6,911        6,446        6,437        5,166       1,713
----------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                          $ 75,381     $ 62,193     $ 35,673     $ 17,936     $13,754
Total assets                              234,561      153,834       98,736       73,151      40,299
Long-term obligation, net of
  current portion                         127,787       65,012       23,638        6,243       8,227
Total stockholders' equity                 63,683       61,680       54,193       44,621      20,097
----------------------------------------------------------------------------------------------------

(1) The consolidated financial information has been restated for the effect of the business combination on February 29, 1996 of the Company and Premier Medical Services, Inc. accounted for using the pooling-of-interests method. See Note 4 to the Company's consolidated financial statements.

(2) Calculated as set forth in Note 11 to the Company's consolidated financial statements. All share information gives effect to a 0.7 for 1 reverse split of the Common Stock that was effected on June 10, 1994. All earnings per share information has been restated to conform with FASB Statement No. 128.

                            FISCAL 1998 REVENUE MIX

          Major Category Mix                              Payor Mix


              [pie chart]                                [pie chart]


        Respiratory                                 Commercial
        Therapy Equip.......16%                     Insurors and
        Nursing.............36%                     other private
                                                    payors.............70%
        Pharmacy and
        Other...............18%                     Medicare........... 7%

        Home Medical                                Medicaid...........23%
        Equipment........... 3%
        Medical Testing
        Services............27%

                             SHAREHOLDER'S LETTER

Dear Shareholders

      PSA has become the nation's largest focused pediatric home health care provider specializing in home nursing, respiratory therapy and infusion therapy services for infants and children.

Fiscal 1998 proved to be a difficult year for PSA and health care services companies in general. Faced with significant cuts in government reimbursement, a slowdown in payments from third party payors and internal system conversion cost issues, PSA recorded its first loss since going public in 1994. Many of these issues impacted companies throughout the health care industry, making 1998 one of the weakest in terms of market valuations in recent years.

As the fiscal year ended, PSA aggressively addressed the problems confronting the organization. We challenged payors on collection issues, closed or merged thirteen branch offices based on profitability criteria, poured resources into information technologies to complete state of the art projects, added to our field sales force, and strengthened management in our corporate reimbursement division. We have made excellent strides in meeting these issues and recognize that our future growth depends on our successes in addressing each and every area of concern.

[photograph of Joseph D. Sansone appears here]
Joseph D. Sansone
President and Chief Executive Officer

Even as we deal with many problem areas, we are able to report that our growth as a company was remarkable during 1998. We reported record net revenue for the sixth consecutive year with an increase of 48% from $204.0 million in fiscal 1997 to $302.5 million in fiscal 1998. We added $90.1 million in annualized revenues through twelve acquisitions and had an annual internal growth rate of 8%. Since 1992, our compounded annual revenue growth has been 52%.

During fiscal 1998, we also added significant growth to our medical testing product line, opened two start-up locations and completed three major information system projects to enhance our billing and financial reporting functions. While expansion has put some stress on our infrastructure, we feel PSA is well positioned as a dominant force in both pediatric home health care and paramedical testing services.

---------------------------------
We are continuing our strategy of
creating a national organization
that provides comprehensive
pediatric home health care.
---------------------------------

During the year, PSA entered the bond market for the first time with a successful placement of $75 million principal amount of 10 year, ten percent Senior Subordinated Notes. Financing from these bonds allowed us to complete acquisitions and provide capital for future projects. We anticipate that our capital needs in the next year will be met by internally generated cash as we move our emphasis from acquisitions to increasing market share in our existing locations.

The health care industry in general and home health care in particular experienced difficulties during 1998. The effects of the Balanced Budget Act of 1997, managed care pressures and other factors contributed to weak performance and a substantial decline in values for many health care companies. However, the overall market remains strong. With over

--------------------------------------------------------------------------------
                                                      Fiscal 1998    Annualized
Month                                                 Net Revenue    Net Revenue
Acquired  Acquisition                                 (Millions)*    (Millions)
================================================================================
Nov. 97   Kids and Nurses, Inc.                          $ 3.0          $ 3.5
Nov. 97   Intra-Care, Inc.                               $ 6.8          $ 7.5
Nov. 97   Pediatric Physical Therapy, Inc.               $ 0.9          $ 1.0
Nov. 97   American Insurance Examiners, Inc.             $ 0.0          $ 0.0
Dec. 97   Kid's Nurses, Inc.                             $ 0.5          $ 0.6
Dec. 97   Cyber Home Medical Equipment, Inc.             $ 0.9          $ 1.0
Dec. 97   ChoicePoint Services, Inc. (PMI)               $48.3          $61.1
Jan. 98   Texas Air Supply Home Medical
            Equipment, Inc.                              $ 0.7          $ 1.0
Jan. 98   Pediatric Nursing Service, Inc.                $ 2.2          $ 3.3
Feb. 98   Strictly Pediatrics, LLC                       $ 0.2          $ 0.3
Mar. 98   Medical Equipment & Supply, Inc.               $ 0.7          $ 1.2
Jul. 98   Trans World Home Health Care (Nursing), Inc.   $ 2.0          $ 9.6
* Since date of acquisition
--------------------------------------------------------------------------------

Pediatric Services of America

[photograph of James R. Henderson]
James R. Henderson
Senior Vice President of Operations
Pediatric Services of America

--------------------------------------------------------------------------------
The leadership position PSA enjoys in providing health care services gives us the opportunity to promote, on a national basis, our concept of care for the medically fragile children and adults entrusted to our organization.
--------------------------------------------------------------------------------

[photograph of Stephen M. Mengert]
Stephen M. Mengert, Chief Financial Officer

$1.1 trillion spent on health care annually, it is apparent that the organizations that can best control costs and negotiate effective pricing will be long term winners in this arena. PSA is committed to shaping its future as a dynamic force on the new health care landscape.

With the addition of the PMI division from ChoicePoint Services, Inc. in December, 1997, our medical testing division has become one of the leading providers of paramedical testing services to the insurance industry. Annualized revenue from this division exceeds $95 million. The medical testing environment also has experienced change. Industry consolidation has put PSA in a strong position in the insurance testing market. Additional opportunities exist for PSA in the multi-billion dollar diagnostic market, clinical trials, and information services markets. We believe the development of these businesses can significantly enhance growth and earnings.

The home health care market for pediatrics continues to grow. Our role has widened with the expansion of our day treatment centers for medically fragile children. These centers provide educational, social, and therapeutic services to children as they grow and evolve. We anticipate the focus of the Company's pediatric division will be on an expanded children's services platform as our capabilities grow in these alternative care product lines.

Our plans for PSA in fiscal 1999 revolve around stabilization of our core businesses, a focus on internal growth, an aggressive reimbursement policy, cost containment and enhancement of shareholder value. We feel we have added the elements needed to vigorously pursue these goals and produce the results expected by those who have invested in our vision. We look forward to reporting improved results to our shareholders as the new year brings us new opportunities.

/s/ Joseph D. Sansone
Joseph D. Sansone
Chairman of the Board, President and
Chief Executive Officer

Paramedical Services of America

[photograph of David Nabors]
David Nabors
Vice President of Diagnostic Services
Paramedical Services of America

--------------------------------------------------------------------------------
Our growth in medical testing services has been extraordinary. Our potential in providing additional diagnostics has been enhanced by our prominent position in the industry and the overall success of our field personnel.
--------------------------------------------------------------------------------

                     SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)
Year Ended September 30,                                         1998          1997         1996          1995          1994
-----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA (1):
Net revenue                                                    $302,492      $204,023     $163,804      $111,860      $70,686
Operating salaries, wages and employee benefits                 123,984        87,943       72,026        50,078       33,198
Other operating costs                                           124,438        75,386       60,096        39,087       23,566
Corporate, general and administrative                            23,030        12,885       10,784         7,217        5,428
Provision for doubtful accounts                                  22,963         6,239        4,708         3,164        1,411
Depreciation and amortization                                     8,792         6,103        4,858         3,656        1,874
Business combination costs                                           --            --        1,166            --           --
-----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                            (715)       15,467       10,166         8,658        5,209
Interest expense                                                  8,956         3,534        1,778         1,643        1,074
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before minority interest, income tax expense
  (benefit) and extraordinary item                               (9,671)       11,933        8,388         7,015        4,135
Minority interest in loss of subsidiary                              68           119           64            --           --
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income tax expense (benefit)
  and extraordinary item                                         (9,603)       12,052        8,452         7,015        4,135
Income tax expense (benefit)                                     (3,311)        4,797        3,406         2,803        1,556
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                          (6,292)        7,255        5,046         4,212        2,579
Extraordinary item, net of tax                                       --            --           --           781         (408)
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                              $ (6,292)     $  7,255     $  5,046      $  4,993      $ 2,171
=============================================================================================================================
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON
  AND COMMON EQUIVALENT SHARES:
Income (loss) before extraordinary item                        $ (6,292)     $  7,255     $  5,046      $  4,212      $ 2,579
Less accretion on redeemable warrants                                --            --           --            --          (51)
Less accretion on redeemable preferred stock                         --            --          (10)          (36)      (2,198)
Less preferred stock dividends                                       --            --          (86)         (195)         (86)
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item attributable to
   common and common equivalent shares                           (6,292)        7,255        4,950         3,981          244
Extraordinary item, net of tax                                       --            --           --           781         (408)
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) attributable to common and common
  equivalent shares                                            $ (6,292)     $  7,255     $  4,950      $  4,762      $  (164)
=============================================================================================================================
DENOMINATOR SHARE DATA(2):
Denominator for basic income (loss) per share-weighted
  average shares                                                  6,911         6,257        6,057         4,655        1,573
Effect of dilutive securities:
  Warrants and options                                               --           189          243           403           91
  Redeemable convertible preferred stock                             --            --          137           108           49
-----------------------------------------------------------------------------------------------------------------------------
Denominator for diluted income (loss) per share-adjusted
  weighted average shares                                         6,911         6,446        6,437         5,166        1,713
=============================================================================================================================
INCOME (LOSS) PER SHARE DATA(2):
Income (loss) before extraordinary item per common share:
  Basic                                                          $(0.91)        $1.16        $0.82      $   0.85      $  0.16
  Diluted                                                         (0.91)         1.13         0.77          0.77         0.14
Extraordinary item per common share:
  Basic                                                              --            --           --          0.17        (0.26)
  Diluted                                                            --            --           --          0.15        (0.24)
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share:
  Basic                                                          $(0.91)        $1.16        $0.82      $   1.02      $ (0.10)
=============================================================================================================================
  Diluted                                                        $(0.91)        $1.13        $0.77      $   0.92      $ (0.10)
=============================================================================================================================
BALANCE SHEET DATA:
Working capital                                                $ 75,381      $ 62,193     $ 35,673      $ 17,936      $13,754
Total assets                                                    234,561       153,834       98,736        73,151       40,299
Long-term obligations, net of current portion                   127,787        65,012       23,638         6,243        8,227
Redeemable convertible preferred stock                               --            --           --         3,490        1,867
Total stockholders' equity                                       63,683        61,680       54,193        44,621       20,097
=============================================================================================================================

(1) The consolidated financial information has been restated for the effect of the business combination on February 29, 1996 of the Company and Premier Medical Services, Inc. accounted for using the pooling-of-interests method. See Note 4 to the Company's consolidated financial statements.

(2) Calculated as set forth in Note 11 to the Company's consolidated financial statements. All share information gives effect to a 0.7 for 1 reverse split of the Common Stock that was effected on June 10, 1994. All earnings per share information has been restated to conform with the Financial Accounting Standards Board ("FASB") Statement No. 128.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) relating to future financial performance of the Company. When used in this Annual Report, the words "may," "could," "should," "would," "believe," "feel," "anticipate," "estimate," "intend," "plan" and similar expressions are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that various factors, including the factors described hereunder and those discussed in the Company's filings with the Securities and Exchange Commission, as well as general economic conditions and industry trends, the Company's ability to collect for equipment sold or rented, or for services provided, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company. Any forward-looking statements speak only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The following discussion should be read in conjunction with the Selected Consolidated Financial Data and the audited Consolidated Financial Statements of the Company included in this report. All financial information has been restated to reflect the combination of the Company and Premier Medical Services, Inc. ("Premier"), on February 29, 1996 using the pooling-of-interests method of accounting.

RESULTS OF OPERATIONS
The following table sets forth, for the periods indicated, the percentage of net revenue represented by the following items:

-----------------------------------------------------------------------
Year Ended September 30,                       1998      1997      1996
-----------------------------------------------------------------------
Net revenue                                   100.0%    100.0%    100.0%
Operating salaries, wages and
  employee benefits                            41.0      43.1      44.0
Other operating costs                          41.1      36.9      36.7
Corporate, general and administrative           7.6       6.3       6.6
Provision for doubtful accounts                 7.6       3.1       2.9
Depreciation and amortization                   2.9       3.0       3.0
Business combination costs                       --        --       0.6
-----------------------------------------------------------------------
Operating income (loss)                        (0.2)      7.6       6.2
Interest expense                                3.0       1.7       1.1
-----------------------------------------------------------------------
Income (loss) before minority
  interest, income tax expense (benefit)       (3.2)      5.9       5.1
Minority interest in loss of subsidiary         0.0       0.1       0.1
-----------------------------------------------------------------------
Income (loss) before income tax
  expense (benefit)                            (3.2)      6.0       5.2
Income tax expense (benefit)                   (1.1)      2.4       2.1
-----------------------------------------------------------------------
Net income (loss)                              (2.1)%     3.6%      3.1%
=======================================================================

FISCAL 1998 COMPARED TO FISCAL 1997

Net revenue increased $98.5 million, or 48%, to $302.5 million in fiscal 1998 from $204.0 million in fiscal 1997. The Company's acquisitions accounted for approximately $81.7 million of the increase in net revenue and internal growth accounted for the remaining $16.8 million. For branch offices that have been under the Company's management for more than one year, the internal growth in net revenue was 8% for fiscal 1998. Of the $98.5 million increase in net revenue for fiscal 1998, pediatric health care net revenue accounted for $34.8 million. Increased pediatric health care net revenue for fiscal 1998 was primarily attributable to the Company's acquisitions which accounted for approximately $18.5 million and the remainder to marketing efforts which resulted in an increase in patients served rather than significant increase in rates charged. Adult health care net revenue accounted for $9.4 million of the increase in net revenue for fiscal 1998. Increased adult health care net revenue for fiscal 1998 was attributable to the Company's acquisitions which accounted for approximately $14.9 million, offset by a decline in internal revenue growth for adult patients of $5.5 million. Medical testing services net revenue accounted for $54.3 million of the increase in net revenue for fiscal 1998, primarily due to the acquisition of the Physical Measurements Information division ("PMI") of ChoicePoint Services, Inc. ("ChoicePoint") which added

$48.3 million. In fiscal 1998, the Company derived approximately 70% of its net revenues from commercial insurers and other private payors, 23% from Medicaid and 7% from Medicare.

Operating salaries, wages and employee benefits consist primarily of branch office employee costs. Operating salaries, wages and employee benefits increased $36.0 million, or 41%, to $124.0 million in fiscal 1998 from $87.9 million in fiscal 1997. The increase was primarily due to the Company's acquisitions which added approximately $28.5 million. As a result of acquisitions completed by the Company, particularly the December 1997 acquisition of PMI, the Company's historical results of operations are not necessarily indicative of future results. Due to the nature of its operations, PMI has a lower operating salaries, wages and employee benefits component as compared to the Company's home health care operations. As a percentage of net revenue, operating salaries, wages and employee benefits for fiscal 1998 decreased to 41% from 43%.

Other operating costs include medical supplies, branch office rents, utilities, vehicle expenses, independent medical testing technician payments and cost of sales. The cost of sales consists primarily of the costs of pharmacy products sold. Other operating costs increased $49.1 million, or 65%, to $124.4 million in fiscal 1998 from $75.4 million in fiscal 1997. Of the increase, $26.9 million relates to the PMI acquisition in the medical testing business. Due to the nature of its operations, PMI has a higher other operating costs component as compared to the Company's home heath care operations. The remaining $22.2 million is primarily due to internal growth in the business. As a percentage of net revenue, other operating costs for fiscal 1998 increased to 41% from 37% in fiscal 1997.

Corporate, general and administrative costs increased $10.1 million, or 79%, to $23.0 million in fiscal 1998 from $12.9 million in fiscal 1997. The increase was primarily due to the acquisition of PMI and internal growth of the business. As a percentage of net revenue, corporate, general and administrative costs for fiscal year 1998, increased to 8% from 6% in fiscal 1997.

Provision for doubtful accounts consists of the amount of billed revenue that management estimates to be uncollectible. During fiscal 1998, the Company's provision for doubtful accounts increased approximately $16.7 million, or 268%, to $23.0 million from $6.2 million in fiscal 1997. The increase in fiscal 1998 is primarily attributable to management's ongoing assessment of the collectibility of accounts receivable which was revised to reflect: (1) continued difficulties in the health care reimbursement environment, (2) lagging collection on certain receivables primarily resulting from the implementation of a new billing and collection system which diverted the Company's resources from pursuing older receivable balances, (3) problems identified related primarily to certain billings generated during the implementation phase of the new billing and collection system, (4) collection experience on certain receivables of acquired businesses and (5) the unfavorable outcome of certain receivables under appeal. Due to the above mentioned process changes and changes in the business environment, the Company's management reassessed its estimate of the allowance for doubtful accounts resulting in an increase in the allowance provision and a decrease in days sales outstanding to 107 days at fiscal year end 1998 from 126 days at fiscal year end 1997.

Depreciation and amortization increased $2.7 million, or 44%, to $8.8 million in fiscal 1998 from $6.1 million in fiscal 1997. The increase was primarily due to capital expenditures for the purchase of medical and computer equipment and the amortization of goodwill from the Company's acquisitions. As a percentage of the Company's total net revenue, depreciation and amortization costs were comparable for fiscal years 1998 and 1997.

Interest expense increased $5.4 million, or 153%, to $9.0 million in fiscal 1998 from $3.5 million in fiscal 1997. The increase was primarily the result of a $52.8 million increase in the Company's average debt outstanding incurred to finance acquisitions and the Company's working capital, compared to fiscal year 1997. The increase was also due to an increase in interest rates related to the Company's issuance of the 10% Senior Subordinated Notes due 2008.

Income tax expense (benefit) decreased $8.1 million, or 169%, to $(3.3) million in fiscal 1998 from $4.8 million in fiscal 1997. The Company has recorded an overall net operating loss for fiscal 1998.

FISCAL 1997 COMPARED TO FISCAL 1996

Net revenue increased $40.2 million, or 25%, to $204.0 million in fiscal 1997 from $163.8 million in fiscal 1996. The Company's acquisitions and start-up operations accounted for approximately $14.5 million and internal growth accounted for the remaining $25.7 million. Of the $40.2 million increase in net revenue in fiscal 1997, pediatric net revenue accounted for $26.9 million. Increased pediatric net revenue for fiscal 1997 was attributable to the Company's acquisitions and start-up operations, the successful opening of new branch offices and marketing efforts which resulted in an increase in patients served rather than any significant increase in rates charged. Adult net revenue accounted for $6.3 million of the increase in net revenue for fiscal 1997, primarily due to internal growth of existing locations and the Company's acquisitions. Medical testing services net revenue accounted for $7.0 million of the increase in net revenue for fiscal 1997, primarily due to an increase in the volume of business. In fiscal 1997, the Company derived approximately 64% of its net revenue from commercial and private payors, 27% from Medicaid and 9% from Medicare.

Operating salaries, wages and employee benefits consist primarily of branch office operations. Operating salaries, wages and employee benefits increased $15.9 million, or 22%, to $87.9 million in fiscal 1997 from $72.0 million in fiscal 1996. The increase was primarily due to the Company's acquisitions, start-up operations and the internal growth of the Company's operations. The acquisitions and start-up operations added approximately $9.6 million of the increase in operating salaries, wages and employees benefits. As a percentage of net revenue, operating salaries, wages and employee benefits for fiscal 1997 decreased to 43% from 44% in fiscal 1996. The decrease in operating salaries, wages and employee benefits as a percentage of net revenue is attributable to a number of factors including improved nursing productivity due to scheduling and staffing efficiencies and a change in business mix to a higher percentage of pharmacy net revenue to total net revenue.

Other operating costs include medical supplies, branch office rents, utilities, vehicle expenses and cost of sales. The cost of sales consists primarily of the cost of pharmacy products. Other operating costs increased $15.3 million, or 25%, to $75.4 million in fiscal 1997 from $60.1 million in fiscal 1996. Of the increase, $3.1 million relates to the Company's acquisitions and start-up operations and the remaining $12.2 million to the internal growth of the Company's operations. The percentage of other operating costs to net revenue was essentially comparable for fiscal 1997 and 1996.

Corporate, general and administrative costs increased $2.1 million, or 20%, to $12.9 million in fiscal 1997 from $10.8 million in fiscal 1996. The increase was primarily due to the growth of the Company's operations and the addition of temporary personnel needed for the implementation of the Company's new billing and collection system. The percentage of corporate, general and administrative costs to net revenue was essentially comparable for fiscal 1997 and 1996.

Provision for doubtful accounts consists of the amount of billed revenue that management estimates will become uncollectible. During fiscal 1997, the Company's provision increased $1.5 million, or 33%, to $6.2 million from $4.7 million in fiscal 1996. The increase is primarily due to growth of the business, and an increase in total net revenue and days sales outstanding.

Depreciation and amortization increased $1.2 million, or 26%, to $6.1 million in fiscal 1997 from $4.9 million in fiscal 1996. The increase was primarily attributable to the Company's capital expenditures, the purchase of rental equipment and the amortization of goodwill from the Company's acquisitions. As a percentage of the Company's total net revenue, depreciation and amortization costs were comparable for fiscal 1997 and 1996.

In fiscal 1996, the Company incurred non-recurring business combination costs of approximately $1.2 million related to the business combination of the Company with Premier Medical Services, Inc. ("Premier") on February 29, 1996. These costs represent legal and professional fees, severance costs and other costs related to consummating the business combination.

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

LIQUIDITY AND CAPITAL RESOURCES

In August 1997, the Company increased the amount of financing available under the revolving Credit Agreement ("Credit Agreement") from $60.0 million to $100.0 million, consisting of a $95.0 million revolving loan (Credit Facility) with a $5.0 million swingline loan credit subfacility.

On April 16, 1998, the Company issued, in a private placement, $75 million aggregate principal amount of 10% Senior Subordinated Notes due 2008, which were subsequently replaced on May 12, 1998, with $75 million aggregate principal amount of 10% Senior Subordinated Notes due 2008, Series A, registered with the Securities and Exchange Commission (the "Notes"). After paying issuance costs of approximately $2.7 million, the Company received proceeds of $72.3 million, which were used to repay a portion of the indebtedness outstanding under its Credit Agreement. Interest on the Notes accrues from the date of issuance, and is payable semi-annually on April 15 and October 15 of each year, commencing October 15, 1998. The Notes are redeemable for cash at any time on or after April 15, 2003, at the option of the Company, in whole or in part at redemption prices set forth in the Indenture. The Notes place certain restrictions on the incurrence of additional indebtedness, the creation of liens, sales of assets, mergers and consolidations and payment of dividends, among other things. A default and acceleration of any indebtedness and failure to pay any indebtedness of the Company at maturity results in a default under the Notes. The Credit Agreement was amended April 16, 1998 ("Amendment No. 1"), effective upon the issuance of the Notes, changing the commitment fees and the financial ratio requirements.

On July 31, 1998, the Company provided notice to its lenders, as required under the terms of the Credit Agreement, of non compliance with certain financial covenants contained in the Credit Agreement. As a result, the Credit Agreement was further amended on August 13, 1998 ("Amendment No. 2"), waiving the default under the Credit Agreement, amending the financial covenants applicable after August 13, 1998, placing a limitation on aggregate borrowings for working capital purposes and prohibiting the Company from borrowing for acquisitions until February 1999 without the approval of the lenders, and stipulating that the Company must meet certain financial criteria as defined in Amendment No. 2 before borrowing for acquisitions. In addition, Amendment No. 2 reduced total borrowings allowed under the Credit Agreement from $100.0 million to $75.0 million, and changed the commitment fees and applicable margins. Amendment No. 2 also granted the Company a waiver to permit the Company to comply with its contractual obligations relating to the PMI acquisition by allowing the Company to repurchase at a previously guaranteed price the shares issued to ChoicePoint in the PMI transaction (see Note 4 to the Consolidated Financial Statements). The Security Agreement executed in connection with Amendment No. 2 granted to the lenders under the Credit Agreement, subject to certain permitted liens and exceptions, a security interest in substantially all of the assets of the Company.

Under the Credit Facility, as amended, commitment fees ranging from 0.300% to 0.500% per annum are charged on the average daily unused portion of the loan facility. At the Company's option, borrowings under the revolving facility bear interest at (1) LIBOR plus an applicable margin that varies from a minimum of 1.375% to a maximum of 3.50% and is based on the calculation of a leverage ratio, or (2) the base rate plus the applicable margin. At the Company's option, borrowings under the swingline loan credit subfacility bear interest at either
(1) a quoted rate established by the lender or (2) the prime rate. At September 30, 1998, the Company's applicable margin was 3.50%, and the interest rates under the Credit Facility at September 30, 1998 ranged from 7.66% to 8.03%. Outstanding borrowings under the Credit Facility at September 30, 1998 were approximately $52.5 million.

On December 4, 1998 the Company provided notice to its lenders, as required under the terms of the Credit Agreement, as amended, of non compliance with certain financial covenants contained in the Credit Agreement. On December 24, 1998, the Credit Agreement was further amended waiving the default under the Credit Agreement through January 29, 1999 and providing the Company temporary borrowing availability while revised financial covenants and other modifications were negotiated. On January 8, 1999, an amendment ("Amendment No. 4") was signed with a revised set of financial covenants. The new financial covenants continue to require certain liquidity ratios and days sales outstanding targets to be met. The new covenants become more restrictive over the remaining life of the Credit Agreement which, in the opinion of management, is reflective of the anticipated improvements in the business. Management believes that these improvements are achievable based on the full implementation of the new financial systems, the significant reduction in acquisition activity which will allow the Company to more fully focus on improving existing operations and an improvement in the collection of accounts receivable. Based on the above, management believes that the Company will remain in compliance with all of the new financial covenants. Though not anticipated, if the Company fails to remain in compliance with the new financial covenants it could have a material adverse effect on the Company. Amendment No. 4 also revised the Credit Agreement termination date from August 13, 2002 to October 1, 2000 and reduced the total commitment from $75 million to $70 million, with a further reduction to $65 million on June 30, 1999.

At September 30, 1998, total borrowings under the Notes and the Credit Agreement were approximately $127.5 million.

At September 30, 1998, the Company had one interest rate swap agreement with a commercial bank (the "Counter Party"), having a cumulative notional principal amount of $25 million. The Company pays a fixed rate of 6.61% plus the applicable margin that varies from a minimum of 1.375% to a maximum of 3.50% and is based on the calculation of a leverage ratio. The interest rate swap terminates in June 2002. The Company is exposed to credit loss in the event of non-performance by the Counter Party to the interest rate swap agreement. However, the Company does not anticipate such non-performance.

Upon the purchase of Premier by the Company, the Redeemable Convertible Preferred Stock of Premier was converted to Common Stock. In addition, the Company paid the cumulative preferred stock dividend of approximately $281,000 as required upon the conversion of the Redeemable Convertible Preferred Stock to Common Stock in February 1996. As of September 30, 1996, the Company had paid substantially all of the non-recurring costs related to the combination.

The Company's operating cash flows are affected significantly by changes in accounts receivable, which have grown substantially over time largely as a result of the Company's net revenue growth and slowing collections. For fiscal year 1998, 1997 and 1996, the Company's cash flows from operations were affected by increases in accounts receivable balances of $44.0 million, $30.2 million and $20.3 million, respectively. The Company's Days Sales Outstanding ("DSO") was 107 days, 126 days and 101 days as of September 30, 1998, 1997 and 1996, respectively, based on the net revenue for the last quarter of the period. For fiscal 1998, the decrease in DSO is primarily attributable to the increase in the allowance for doubtful accounts. The Company has taken measures intended to further improve DSO by hiring additional experienced reimbursement personnel, making enhancements to the billing and collection system, improving training programs, engaging an outside consulting firm to assess the billing and collection functions and provide recommendations for process improvements, as well as further utilization of the new billing and collection system to include the integration of locations not currently on the system.

The Company's investments in property and equipment are attributable largely to purchases of medical equipment that is rented to patients and computer equipment needed for the Company's new systems, primarily billing and collection, medical testing and financial systems. Capital expenditures for computer equipment and software development, have been substantially completed. The Company's investments in the acquisition of businesses were $38.5 million, $20.9 million and $4.8 million in fiscal 1998, 1997 and 1996, respectively.

As of September 30, 1998, the Company has recorded a net deferred tax liability in its consolidated financial statements. Under guidance issued by the Internal Revenue Service, in December 1996, the Company made an election entitling it to mark its accounts receivable to market value for tax purposes. This election eliminated the deferred tax asset relating to the allowance for doubtful accounts and established a new deferred tax liability to reflect the new temporary differences. In fiscal 1998, the mark to market election for accounts receivable was repealed requiring the Company to recognize the related deferred tax liabilities evenly over four years. The repeal of the mark to market election re-established the deferred tax asset relating to the allowance for doubtful accounts. The Company has approximately $1.2 million of net operating losses for income tax purposes available to offset future taxable income. Such losses expire by the year 2011.

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

The Company has suspended acquisition plans and will be focusing resources on strengthening infrastructure, cash collections and sales and marketing.

Management currently believes that internally generated funds and, subject to obtaining necessary waivers and amendment of the Credit Agreement, borrowings under such agreement will be adequate to satisfy the Company's working capital requirements.

YEAR 2000 COMPLIANCE

GENERAL DESCRIPTION OF THE YEAR 2000 ISSUE

As the Year 2000 approaches, an issue impacting all companies has emerged regarding how existing application software programs and computer operating systems ("Systems"), and other operating equipment ("Equipment") which use embedded computer chips can accommodate this date value. The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's Systems that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company's plan to resolve the Year 2000 Issue (the "Year 2000 Plan") involves the following four phases: assessment, remediation, testing and implementation. In addition to the Company's internal initiatives, the Company has requested information about the Year 2000 compliance status of its material suppliers and payors through internally developed Year 2000 surveys and written warranty information. Based solely on such inquiry and research and the Company's Year 2000 assessment to date (discussed below), management does not currently believe that the Company should incur significant operating expenses or be required to invest heavily in System improvements or Equipment relating to the Year 2000 Issue; however, the Company does expect to experience payment delays, particularly from federal and state welfare programs. It is impossible to quantify the effects of any payment delays at this time, but the Company will continue to monitor and update Year 2000 compliance efforts of the Company and of its material suppliers and payors.

STATUS OF YEAR 2000 PLAN

As indicated on the Year 2000 chart on page thirteen herein (the "Y2k Chart"), the Company has completed approximately 80% of its assessment of all Systems that could be significantly affected by the Year 2000. Based on this assessment, the Company believes that it will not be required to modify or replace significant portions of its Systems, primarily due to the fact that the Company recently replaced and/or upgraded its billing, collection, and accounting computer systems. While such improvements were not a part of the Company's Year 2000 Plan, the improvements were intended to be Year 2000 compliant. However, testing will be required to confirm compliance. Some modifications and replacements have been made or are planned with regard to approximately 66% of the Company's Systems which the assessment indicated were not Year 2000 compliant including, without limitation, software and hardware used in pharmacy ordering, and computer phone lines connecting the Company with certain of its locations. After an assessment of its medical equipment and inquiry of material suppliers, the Company does not believe that significant replacement of the medical equipment sold or rented by the Company will require remediation to be Year 2000 compliant.

The remediation phase of the Year 2000 Plan is approximately 66% complete. Remediation involves upgrading or replacing Systems and Equipment which the assessment phase indicates are not Year 2000 compliant. The testing phase of the Year 2000 Plan is approximately 50% complete. Testing involves operation of Systems and Equipment using dates after December 31, 1999. The Company expects to complete remediation and testing by March 31, 1999 and May 30, 1999, respectively. However, if such remediation and/or testing is not completed in a timely manner with respect to key Systems the Year 2000 Issue could potentially have a material adverse impact on the operations of the Company.

The implementation phase of the Year 2000 Plan begins upon completion of material phases of remediation and testing, and involves operating under Year 2000 conditions. It also encompasses contingency plans for any problems arising when Year 2000 dates begin to affect the Company's Systems and Equipment and those of third party suppliers and payors.

IMPORTANCE OF THIRD PARTY EXPOSURE TO THE YEAR 2000

Certain of the Company's Systems interface directly with significant third party vendors and payors including federal and state Medicare and Medicaid agencies. The Company also conducts business electronically with certain external parties, including some payors and vendors. Management does not know at this time, what impact Year 2000 compliance may have on its payor and vendor sources and the impact, if any, on the Company if such payors are not fully compliant.

The Company has requested information regarding Year 2000 readiness from its significant payors including commercial insurance companies, and has sought to gather information about the Year 2000 compliance status of the federal and state Medicare and

Medicaid agencies with which it conducts business through its Year 2000 surveys and through research of external information sources, including government sources. To date, the Company has received a limited number of responses to its Year 2000 survey from commercial insurance carriers, no direct response to its Year 2000 survey from any state Medicaid agency, and only one response from a Medicare carrier. However, the Company is aware that the U.S. General Accounting Office has issued a report, dated November, 1998, to congressional requesters who requested an assessment about the "readiness of state automated systems to support federal welfare programs." Specifically, the report indicated that states (49 states and the District of Columbia, excluding South Dakota) utilized 421 automated systems to manage seven federal welfare programs including Medicaid. Overall, only about one-third of state welfare systems are reported to be compliant. The states also reported that they had completed the assessment phase for about 80% of the welfare systems and about one-quarter of the systems had completed the validation and implementation phases. The states also reported that they had not developed test plans for about 27% of the systems. In addition, 80% of the states noted that Year 2000 compliance efforts had delayed the performance of routine system developments and maintenance activities. The states reported that failure to complete Year 2000 conversion could result in billions of dollars in benefits payments not being delivered because (1) new recipients could not be added, (2) eligibility for new applicants could not be determined, (3) recipients could be denied benefits (4) payments could be underpaid or overpaid, and (5) payments could be delayed.

At this juncture, the Company is not aware of any specific payor with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, or capital resources. However, the Company has no means of ensuring that such payors, including federal and state Medicare and Medicaid agencies will be Year 2000 ready. The inability of these payors to complete their Year 2000 resolution process in a timely fashion could have a material adverse impact on the Company's ability to bill and collect account receivables. The effect of non-compliance by such payors is not determinable.

ESTIMATED COSTS

The Company will utilize both internal and external resources to reprogram or replace, test, and implement the Systems and Equipment for Year 2000 modifications. The total costs of the Year 2000 project is estimated at $250,000 and is being funded through operating cash flows. To date, the Company has incurred approximately $175,000 related to all phases of the Year 2000 project. The total remaining project costs is currently estimated at $75,000.

CONTINGENCY PLANS

The Company has certain contingency plans and safeguards in place in the event of system shutdowns and problems including: diagrams for reconstruction of databases, backup computer tapes of all network information which are stored offsite and a help desk available during working hours to solve computer problems. However, in response to Year 2000 issues, the Company is now formulating a more specific disaster recovery and contingency plan for certain critical applications. This plan involves, among other things, manual workarounds, hiring additional personnel, and adjusting staffing strategies. Additional safeguards are also being considered. Specifically, the Company plans to revert to manual billing and collection, if required and keep a "hard copy" of System and billing information at the end of the 1999 and the beginning of the 2000 calendar years. The Company also intends to have a backup plan for its telephone systems and a full inventory of critical medical supplies and equipment on hand at the end of 1999. There can be no assurance that the Year 2000 issues will not impact the Company even if any contingency plans are implemented, which could have a material adverse effect on the Company.

RISKS

Management of the Company believes that it has an effective Year 2000 Plan in place to resolve the Year 2000 issues in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Year 2000 Plan. In the event that the Company does not complete critical portions of such plan, the Company could be unable to take customer orders, invoice customers or collect payments. Furthermore, the Company has no means of ensuring that such payors, including federal and state Medicare and Medicaid agencies will be Year 2000 compliant. The inability of these payors to be Year 2000 compliant could have a material adverse effect on the Company. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company, and the Company could be subject to litigation for Systems or Equipment failure or malfunctions relating to Year 2000 problems. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

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

-----------------------------------------------------------------------------------------------------------------------------------
YEAR 2000 DISCLOSURE CHART(1)                        RESOLUTION PHASES(2)
-----------------------------------------------------------------------------------------------------------------------------------
EXPOSURE TYPE                        ASSESSMENT            REMEDIATION              TESTING            IMPLEMENTATION
-----------------------------------------------------------------------------------------------------------------------------------
Information Technology Systems      80% Complete           66% Complete          50% Complete           50% Complete

                                                           Expected              Expected               Expected
                                                           completion date,      completion date,       completion date,
                                                           March 31, 1999        May 31, 1999           June 30, 1999
-----------------------------------------------------------------------------------------------------------------------------------
Operating Equipment with           100% Complete          100% Complete         100% Complete          100% Complete
  Embedded Chips or Software(3)
-----------------------------------------------------------------------------------------------------------------------------------
Products(4)                            N/A                    N/A                   N/A                    N/A
-----------------------------------------------------------------------------------------------------------------------------------
Third Party(5)                      50% Complete           25% Complete          25% Complete           0% Complete
                                    for system
                                    interface;             Develop               Expected               Expected
                                    50% Complete           contingency           completion             completion
                                    for all other          plans as              date for system        date for system
                                    material               appropriate,          interface work,        interface work
                                    exposures              March 31, 1999        September 30, 1999     November 30, 1999

                                    Expected completion                                                 Implement contingency
                                    date for surveying                                                  plans or other alternatives
                                    all third parties:                                                  as necessary,
                                    in process                                                          December 31, 1999
-----------------------------------------------------------------------------------------------------------------------------------

(1) Based upon estimates derived from our detailed master Year 2000 plan. Percentages are approximates and best estimates.

(2) Where systems have been designed with Year 2000 in mind, but not yet validated, a weighted success factor has been included. The assumption is that the system will execute with minimal, if any, remediation. For example, a system not intended to be Year 2000, would start with a zero weighting factor. A system designed for Year 2000 is considered to be at least 75% completed.

(3) Letters from our key suppliers and payors stating their compliance for critical Year 2000 issues have been placed on file. PSA does not intend to test medical equipment any further.

(4) The category Products does not apply to PSA in general and therefore not applicable.

(5) Percentages reflect third party systems that interface directly with the Company's systems. The effect of non-compliance by other third party payors is not determinable at this time.
================================================================================

                         CONSOLIDATED BALANCE SHEETS

Year Ended September 30,                                                                         1998           1997
---------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                               $  2,008,392   $    500,629
  Accounts receivable, less allowances for doubtful
    accounts of $14,008,000 and $10,036,000, respectively                                   99,029,434     75,458,527
  Prepaid expenses                                                                             807,376        507,905
  Income taxes receivable                                                                    2,898,474             --
  Deferred income taxes                                                                      3,266,288      3,879,862
  Other current assets                                                                       5,836,457      3,481,517
---------------------------------------------------------------------------------------------------------------------
Total current assets                                                                       113,846,421     83,828,440
PROPERTY AND EQUIPMENT:
  Home care equipment held for rental                                                       28,434,704     24,103,723
  Furniture and fixtures                                                                    15,184,558      6,979,170
  Vehicles                                                                                     891,023        731,565
  Leasehold improvements                                                                       915,189        580,675
---------------------------------------------------------------------------------------------------------------------
                                                                                            45,425,474     32,395,133
  Accumulated depreciation and amortization                                                (20,713,687)   (15,678,405)
---------------------------------------------------------------------------------------------------------------------
                                                                                            24,711,787     16,716,728
OTHER ASSETS:
  Goodwill, less accumulated amortization of
    $6,672,000 and $3,695,000, respectively                                                 89,171,431     50,421,121
  Certificates of need, less accumulated amortization of
    $508,000 and $279,000, respectively                                                      2,739,379      1,542,996
  Deferred financing fees, less accumulated
    amortization of $521,000 and $192,000, respectively                                      3,251,074        632,449
  Noncompete agreements, less accumulated amortization of
    $875,000 and $719,000, respectively                                                        185,000        320,555
  Other                                                                                        656,251        371,706
---------------------------------------------------------------------------------------------------------------------
                                                                                            96,003,135     53,288,827
---------------------------------------------------------------------------------------------------------------------
Total assets                                                                              $234,561,343   $153,833,995
=====================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                                                        $ 11,600,282   $  6,302,182
  Accrued compensation                                                                      11,147,033      5,146,786
  Accrued insurance                                                                          3,516,392      2,392,780
  Other accrued liabilities                                                                  7,361,506      3,559,100
  Deferred revenue                                                                           1,101,008        852,899
  Income taxes payable                                                                              --      1,119,526
  Current maturities of long-term obligations to related parties                             3,322,956      2,163,101
  Current maturities of long-term obligations                                                  416,200         98,590
---------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                   38,465,377     21,634,964

Long-term obligations to related parties, net of current
  maturities                                                                                   220,000      3,887,339
Long-term obligations, net of current maturities                                           127,567,002     61,124,757
Deferred income taxes                                                                        3,878,485      4,690,651
Minority interest in subsidiary                                                                747,438        815,794

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 2,000,000 shares
    authorized, no shares issued and outstanding                                                    --             --
  Common stock, $.01 par value, 80,000,000 shares
    authorized, 6,651,964 and 6,257,979 shares issued and
    outstanding in 1998 and 1997, respectively                                                  66,520         62,580
  Additional paid-in capital                                                                50,037,261     41,746,450
  Retained earnings                                                                         13,579,260     19,871,460
---------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                  63,683,041     61,680,490
---------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                $234,561,343   $153,833,995
=====================================================================================================================
See accompanying notes.

                    CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended September 30,                                                           1998           1997           1996
---------------------------------------------------------------------------------------------------------------------
NET REVENUE                                                                $302,491,506   $204,022,726   $163,804,464
Costs and expenses:
  Operating salaries, wages and employee benefits                           123,983,873     87,943,066     72,026,197
  Other operating costs                                                     124,437,680     75,385,617     60,096,166
  Corporate, general and administrative                                      23,029,813     12,885,475     10,783,957
  Provision for doubtful accounts                                            22,963,191      6,238,965      4,707,989
  Depreciation and amortization                                               8,792,121      6,102,522      4,858,319
  Business combination costs                                                         --             --      1,165,600
---------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                                303,206,678    188,555,645    153,638,228
---------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                        (715,172)    15,467,081     10,166,236
Interest expense                                                              8,955,976      3,534,262      1,778,384
---------------------------------------------------------------------------------------------------------------------
Income (loss) before minority interest and income tax expense (benefit)      (9,671,148)    11,932,819      8,387,852
Minority interest in loss of subsidiary                                          68,356        119,341         64,965
---------------------------------------------------------------------------------------------------------------------
Income (loss) before income tax expense (benefit)                            (9,602,792)    12,052,160      8,452,817
Income tax expense (benefit)                                                 (3,310,592)     4,797,462      3,406,484
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $ (6,292,200)  $  7,254,698   $  5,046,333
=====================================================================================================================
Net income (loss) attributable to common and common equivalent shares:
Net income (loss)                                                          $ (6,292,200)  $  7,254,698   $  5,046,333
Less accretion on redeemable preferred stock                                         --             --        (10,174)
Less preferred stock dividends                                                       --             --        (85,750)
---------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common and common equivalent shares      $ (6,292,200)  $  7,254,698   $  4,950,409
=====================================================================================================================
NET INCOME (LOSS) PER SHARE DATA:
  Basic                                                                    $      (0.91)  $       1.16   $       0.82
=====================================================================================================================
  Diluted                                                                  $      (0.91)  $       1.13   $       0.77
=====================================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic                                                                       6,910,760      6,256,567      6,057,182
=====================================================================================================================
  Diluted                                                                     6,910,760      6,445,755      6,437,325
=====================================================================================================================
See accompanying notes.

               CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED
              STOCK, COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY

                                                              Redeemable
                                                             Convertible                Additional                     Total
                                                              Preferred      Common       Paid-in       Retained    Stockholders'
                                                                Stock         Stock       Capital       Earnings        Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balances at October 1, 1995                                  $ 3,490,178      $56,039   $36,898,971   $ 7,666,353    $ 44,621,363
63,563 shares of common stock issued through
  exercise of stock options                                           --          636       355,356            --         355,992
51,124 shares of common stock issued in
  connection with the acquisition of a business                       --          511       999,489            --       1,000,000
Accretion on redeemable preferred stock                           10,174           --            --       (10,174)        (10,174)
Preferred stock dividends                                         85,750           --            --       (85,750)        (85,750)
Conversion of preferred stock upon a business
  combination                                                 (3,586,102)       3,324     3,261,505            --       3,264,829
97,409 shares of common stock issued from the
  conversion of warrants and stock options
  upon the business combination                                       --          974          (974)           --              --
99,233 shares of common stock issued upon
  the exercise of warrants                                            --          992          (992)           --              --
Net income                                                            --           --            --     5,046,333       5,046,333
-----------------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 1996                                        --       62,476    41,513,355    12,616,762      54,192,593
43,753 shares of common stock issued through
  exercise of stock options                                           --          437       232,762            --         233,199
33,341 shares of common stock cancelled from escrow                   --         (333)          333            --              --
Net income                                                            --           --            --     7,254,698       7,254,698
-----------------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 1997                                        --       62,580    41,746,450    19,871,460      61,680,490
16,899 shares of common stock issued through
  exercise of stock options                                           --          169       154,577            --         154,746
872,136 shares of common stock issued in
  connection with the acquisition of businesses                       --        8,721    18,131,284            --      18,140,005
495,050 shares of common stock repurchased and retired in
  connection with the acquisition of a business                       --       (4,950)   (9,995,050)           --     (10,000,000)
Net loss                                                              --           --            --    (6,292,200)     (6,292,200)
-----------------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 1998                               $        --      $66,520   $50,037,261   $13,579,260    $ 63,683,041
===================================================================================================================================
See accompanying notes.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended September 30,                                                               1998           1997           1996
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                                  $ (6,292,200)  $  7,254,698   $  5,046,333
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
    Depreciation and amortization                                                     8,792,121      6,102,522      4,858,319
    Provision for doubtful accounts                                                  22,963,191      6,238,965      4,707,989
    Amortization of deferred financing fees                                             329,193        115,621         48,713
    Deferred income taxes                                                               359,362      3,257,996       (526,145)
    Minority interest in loss of subsidiary                                             (68,356)      (119,341)       (64,965)
    Changes in operating assets and liabilities, net of
      effects from acquisitions of businesses:
      Accounts receivable                                                           (43,983,236)   (30,202,092)   (20,258,758)
      Prepaid expenses                                                                 (109,212)       (44,955)        81,708
      Other assets                                                                   (2,074,005)    (1,377,765)    (1,295,488)
      Accounts payable                                                                4,627,938        288,183      2,671,756
      Income taxes                                                                   (4,018,000)      (752,602)     1,034,234
      Accrued liabilities                                                             9,692,853      2,206,288      1,281,231
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                                (9,780,351)    (7,032,482)    (2,415,073)
INVESTING ACTIVITIES
Purchases of property and equipment                                                 (11,162,021)    (6,866,888)    (6,478,823)
Acquisitions of businesses                                                          (38,507,574)   (20,943,121)    (4,780,619)
Proceeds from minority partner in joint venture                                              --            100      1,000,000
Other, net                                                                              (52,190)        38,846        (56,204)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                               (49,721,785)   (27,771,063)   (10,315,646)
FINANCING ACTIVITIES
Borrowings (payments) on revolving line of credit, net                                       --             --     (3,892,054)
Principal payments on long-term debt                                                (90,697,029)    (9,231,503)    (2,290,404)
Borrowings on long-term debt                                                        154,500,000     44,064,000     19,735,276
Deferred financing fees                                                              (2,947,818)      (531,728)       (94,770)
Payment of preferred stock dividend                                                          --             --       (280,693)
Proceeds from exercise of stock options                                                 154,746        233,199        223,008
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                            61,009,899     34,533,968     13,400,363
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                      1,507,763       (269,577)       669,644
Cash and cash equivalents at beginning of year                                          500,629        770,206        100,562
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $  2,008,392   $    500,629   $    770,206
===================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest                                                             $  5,186,805   $  2,957,313   $  1,843,000
===================================================================================================================================
Cash paid for income taxes                                                         $    337,583   $  4,344,976   $  2,689,000
===================================================================================================================================
See accompanying notes.

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

ACCOUNTS RECEIVABLE Accounts receivable includes approximately $33,085,000 and $12,729,000 for which services have been rendered but the amounts were unbilled as of September 30, 1998 and 1997, respectively.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost and are depreciated on the straight-line method over the related asset's estimated useful life, generally five to ten years for assets other than home care equipment.

OTHER ASSETS Goodwill represents the excess of the purchase price of acquired businesses over the fair value of net assets acquired and is being amortized using the straight-line method over thirty years. The carrying value of goodwill is reviewed on an ongoing basis to determine if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill and related assets will be reduced to their fair value.

Certificates of need are certificates which allow the Company to provide home care services in the states of Maryland, the District of Columbia, North Carolina, New Jersey, Tennessee and Washington. The certificates of need were acquired in connection with business acquisitions by Premier Medical Services, Inc. ("Premier") and business acquisitions by the Company. The certificates of need are being amortized over their useful lives which is primarily twenty-five years. (see Note 4).

Financing fees incurred in connection with the new credit agreement (see Note
3), and the issuance of the Senior Subordinated Notes are being amortized using the straight-line method over their respective terms.

The cost of non-compete agreements with former owners of acquired businesses are being amortized over the respective lives of each agreement which range from three to five years (see Note 4).

NET REVENUE Net revenue represents the estimated net realizable amounts from patients, third-party payors and others for patient services rendered. Such revenue is recognized as the related services are performed. Approximately 30%, 36%, and 37% of the Company's net revenue for the years ended September 30, 1998, 1997 and 1996 respectively, were reimbursed under arrangements with Medicare and Medicaid. Certain equipment rentals are billed in advance of the Company rendering the related services. Such amounts are deferred in the balance sheet until the related services are performed.

ADVERTISING COSTS Advertising costs are charged to expense in the period the costs are incurred. Advertising expense was approximately $796,000, $587,000 and $354,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

CONCENTRATION OF CREDIT RISK The Company's principal financial instrument subject to potential concentration of credit risk is accounts receivable. The concentration of credit risk with respect to accounts receivable is limited due to the large number of payors including Medicare and Medicaid, insurance companies, and individuals and the diversity of geographic locations in which the Company operates.

At September 30, 1998, the Company had one interest rate swap agreement with a commercial bank (the "Counter Party"), having a cumulative notional principal amount of $25 million. The Company pays a fixed rate of 6.61% plus the applicable margin that varies from a minimum of 1.375% to a maximum of 3.000% and is based on the calculation of a leverage ratio. The interest rate differential to be received or paid is recognized over the life of the agreement as an adjustment to interest expense. The interest rate swap terminates in June 2002. The Company is exposed to credit loss in the event of non-performance by the Counter Party to the interest rate swap agreement. However, the Company does not anticipate such non-performance.

INCOME TAXES The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In the first quarter of fiscal year 1997, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption of this Statement did not have a material effect on the Company's financial position or on results of operations.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The new accounting standards prescribed by SFAS No. 123 are optional, and the Company is permitted and has elected to account for its stock incentive and stock purchase plans under previously issued accounting standards (see Note 6).

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." This Statement replaced the previously reported primary and fully diluted earnings per share with basic and diluted earning per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement's requirements.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The Statement, which is effective for the first quarter of the Company's fiscal year ending September 30, 1999, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The adoption of this Statement is not anticipated to have a material effect on the Company's financial position or results of operations.

In the first quarter of fiscal year 1999, the Company will adopt Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The adoption of this Statement will not have a material effect on the Company's financial position or results of operations.

In March 1998, the AICPA issued SOP 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal use." The SOP which was adopted as of the second quarter, requires capitalization of certain costs incurred in connection with developing or obtaining internal use software. In the prior and current year, the Company capitalized such costs as incurred. The SOP requires companies to adopt its provisions as of the beginning of the year and restate previously reported interim results. Because the Company had previously capitalized such costs restatement is not necessary.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on the financial position or results of operations of the Company.

2. PREFERRED STOCK AND COMMON STOCK
As of September 30, 1998, a total of 1,803,389 shares of Common Stock have been reserved for future issuance under the Company's stock option plans.

Shares of Preferred Stock and Common Stock outstanding and related changes for the three years ended September 30, 1998 are as follows:

----------------------------------------------------------------------
                                         Redeemable
                                         Convertible        Common
                                       Preferred Stock       Stock
----------------------------------------------------------------------
Balances at October 1, 1995                 34,300         5,603,852
  Exercise of stock options                     --            63,563
  Exercise of warrants                          --            99,233
  Shares issued in connection with
     the acquisition of a business              --            51,124
  Conversion of warrants and stock
    options upon a business
    combination                                 --            97,409
  Conversion of preferred stock
    upon a business combination            (34,300)          332,386
----------------------------------------------------------------------
Balances at September 30, 1996                  --         6,247,567
  Exercise of stock options                     --            43,753
  Shares cancelled from escrow                  --           (33,341)
----------------------------------------------------------------------
Balances at September 30, 1997                  --         6,257,979
  Exercise of stock options                     --            16,899
  Shares issued in connection with
    the acquisition of  businesses              --           872,136
  Shares repurchased and retired
    in connection with the
    acquisition of a business                   --          (495,050)
----------------------------------------------------------------------
Balances at September 30, 1998                  --         6,651,964
======================================================================

3. LONG-TERM BORROWING ARRANGEMENTS

The Company's long-term obligations as of September 30, 1998 and 1997, consist of the following:

---------------------------------------------------------------------
                                     1998             1997
---------------------------------------------------------------------
Subordinated notes               $ 75,000,000      $        --
Note payable to bank               52,500,000       61,000,000
Related party notes payable         3,542,956        6,050,440
Other notes payable                   483,202          223,347
---------------------------------------------------------------------
                                  131,526,158       67,273,787
Less current maturities of
  related party notes payable       3,322,956           98,590
Less current maturities               416,200        2,163,101
---------------------------------------------------------------------
Total long-term borrowings       $127,787,002      $65,012,096
---------------------------------------------------------------------

On April 16, 1998, the Company issued in a private placement $75 million aggregate principal amount of 10% Senior Subordinated Notes due 2008, which were subsequently replaced on May 12, 1998, with $75 million aggregate principal amount of 10% Senior Subordinated Notes due 2008, Series A, registered with the Securities and Exchange Commission (the "Notes"). After paying issuance costs of approximately $2.7 million, the Company received proceeds of $72.3 million, which were used to repay a portion of the indebtedness outstanding under its Credit Agreement. Interest on the Notes accrues from the date of issuance, and is payable semi-annually on April 15 and October 15 of each year, commencing October 15,1998. The Notes are redeemable for cash at any time on or after April 15, 2003, at the option of the Company, in whole or in part at redemption prices set forth in the Indenture. The Notes place certain restrictions on the incurrence of additional indebtedness, the creation of liens, sales of assets, mergers and consolidations and payment of dividends, among other things. A default and acceleration of any indebtedness and failure to pay any indebtedness of the Company at maturity results in a default under the Notes.

Note payable to bank represents a revolving credit agreement ("Credit Agreement"). From May 1996 to August 1997, the Company increased the amount of financing available from $28 million to $100 million consisting of a $95 million revolving loan and a $5 million swingline facility. Amounts available to borrow under this agreement are subject to rate limits as defined in the agreement. The loan is due August 2002. Borrowings under the Credit Agreement bear interest at LIBOR, the bank's prime rate or at a rate equal to the bank's cost of funds, plus an applicable margin. The applicable margin varies from a minimum of .875% to a maximum of 1.625% at September 1997 and is based on the calculation of a leverage ratio. At September 30, 1997, the Company's applicable margin was 1.250% and the interest rates under this Credit Agreement ranged from 6.91% to 7.12%. The principal balance outstanding at September 30, 1997 on the revolving loan was $61.0 million.

The Credit Agreement was amended April 16, 1998 ("Amendment No. 1"), effective upon the issuance of the Subordinated Notes, changing the commitment fees and the financial ratio requirements. The Credit Agreement is collateralized by 100% of the voting stock of the Company, requires the Company to maintain certain financial ratios and places restrictions on the sale and purchase of assets, payment of dividends and other distributions relating to the Company's outstanding capital stock.

On July 31, 1998, the Company provided notice to its lenders, as required under the terms of the Credit Agreement, of non compliance with certain financial covenants contained in the Credit Agreement. As a result, the Credit Agreement was further amended on August 13, 1998 ("Amendment No. 2"), waiving the default under the Credit Agreement, amending the financial covenants applicable after August 13,1998, placing a limitation on aggregate borrowings for working capital purposes, prohibiting the Company from borrowing for acquisitions until February 1999 without the approval of the lenders, and stipulating that the Company must meet certain financial criteria as defined in Amendment No. 2 before borrowing for acquisitions. In addition, Amendment No. 2 reduced total borrowings allowed under the Credit Agreement from $100.0 million to $75.0 million and changed the commitment fees and applicable margins. Amendment No. 2 also granted the Company a waiver to permit the Company to comply with its contractual obligations relating to the PMI acquisition by allowing the Company to repurchase at a previously guaranteed price the shares issued to ChoicePoint in the PMI transaction (see Note 4). The Security Agreement executed in connection with Amendment No. 2 granted to the lenders under the Credit Agreement, subject to certain permitted liens and exceptions, a security interest in substantially all of the assets of the Company.

A commitment fee ranging from .300% to .500% per annum is charged on the average daily unused portion of the Credit Agreement. At September 30, 1998, the Company's applicable margin was 3.50% and the interest rates under the Credit Agreement ranged from 7.66% to 8.03%. The principal balance outstanding at September 30, 1998 on the Credit Agreement was $52.5 million.

In connection with these extended agreements, the Company incurred loan costs of approximately $194,799. These costs include loan closing fees, legal and professional fees.

On December 4, 1998, the Company provided notice to its lenders, as required under the terms of the Amended Credit Agreement, of non compliance with financial covenants contained in the Credit Agreement. The above term were modified as discussed in footnote 14 (see Note 14).

In fiscal year 1997, the Company entered into twelve related party notes payable, and thirteen non-compete agreements with individuals in connection with the acquisition of businesses. In fiscal year 1998, the Company entered into three related party notes and one non-compete agreement with individuals in connection with the acquisitions of businesses. The notes are payable in monthly, quarterly or annual installments and bear interest at rates ranging from 6.0% to 7.0%. The maturity dates range from January 1998 to August 2000.

The aggregate amount of required principal payments during each of the next five fiscal years and thereafter on all long-term obligations as of September 30, 1998 is as follows:

Year ending September 30,
-----------------------------------------
1999                         $  3,739,156
2000                           52,735,316
2001                               43,502
2002                                8,184
2003 and thereafter            75,000,000
-----------------------------------------
                             $131,526,158
-----------------------------------------

Warrants were issued to a bank for the purchase of 124,094 shares of Common Stock or Series B Preferred Stock at an exercise price of $0.01 per share. Upon closing of the Company's initial public offering, warrants for 24,819 shares of Common Stock were exercised. As a result of the termination of a put right and exercise of certain of the warrants, the Company transferred $629,443 from redeemable warrants to Common Stock and Additional Paid-in Capital. In May, 1996, the remaining warrants were exercised for 99,233 shares of Common Stock.

4. ACQUISITIONS

The Company acquired twelve companies during fiscal 1998. Proforma net loss and net loss per share would not be materially different than actual net loss and net loss per share reported in the statement of operations. The aggregate fiscal year net revenue for these acquisitions was approximately $66.2 million and total net assets were $7.2 million. The aggregate purchase price of these companies was approximately $46.6 million.

For three of the fiscal 1998 acquisitions, the Company granted price protection to the sellers for the Company's common stock. On August 19, 1998, ChoicePoint tendered to the Company all of its 495,050 shares of the Company's common stock. The Company paid a total of $10.0 million cash, the contractual protection price under the terms of the agreement between ChoicePoint and the Company, and immediately retired the common stock. For the remaining two acquisitions, the Company's current market price per share is below the price protection. The price protection is for 31,927 shares at $18.79 and 69,247 shares at $19.35.

The Company also acquired eighteen companies and a home health agency with a certificate of need, during fiscal 1997 and 1996. Proforma net income and net income per share would not be materially different than actual net income and net income per share reported in the statement of operations. The aggregate fiscal year net revenue for these acquisitions was approximately $38.3 million and total assets of $7.6 million. The aggregate purchase price of these companies was approximately $29.5 million.

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

5. LEASES

The Company leases office space as well as certain automobiles and medical equipment under operating leases that expire at various dates through 2008. Rent expense approximated $6,532,000, $4,209,000 and $3,978,000 under these leases for the years ended September 30, 1998, 1997 and 1996, respectively.

At September 30, 1998, the future minimum lease payments under non-cancelable operating leases with initial or remaining terms equal to or exceeding one year were as follows:

Year ending September 30,
---------------------------------------
1999                         $5,218,877
2000                          3,652,656
2001                          1,961,689
2002                            958,301
2003 and thereafter           2,257,837
---------------------------------------
                            $14,049,360
=======================================

6. STOCK OPTION PLANS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company's Stock Option Plan (the "Option Plan") provides for the granting of stock options covering up to 1,750,000 shares of Common Stock, of which 633,992 options have been granted to eligible participants as of September 30, 1998. A proposal to increase the number of shares of Common Stock issuable under the Option Plan from 700,000 shares to 1,750,000 shares was submitted and approved by the shareholders at the 1998 Annual Meeting of Shareholders. Options may be issued as either incentive stock options or as nonqualified stock options. Options may be granted only to those persons who are officers or employees of the Company or to certain outside consultants.

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

Under the Company's Directors' Stock Option Plan, directors of the Company who are not officers or employees of the Company may receive stock options each year to purchase up to 6,000 shares of Common Stock, at an exercise price equal to the fair market value on the date of grant and expiring 10 years after issuance. The options vest on the first anniversary of their issuance, provided that the grantee is then a director of the Company. A total of 300,000 shares of Common Stock have been reserved for issuance pursuant to options granted under the Directors' Stock Option Plan of which 140,000 options have been granted to eligible participants as of September 30, 1998. A proposal to increase the number of shares of Common Stock issuable under the Directors' Option Plan from 95,000 shares to 300,000 shares was submitted and approved by shareholders at the 1998 Annual Meeting of Shareholders, together with a proposal to permit discretionary grants under the plan.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 4.18%, 5.99% and 6.40%; a dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of 2.12 and a weighted-average expected life of the option of 4 years.

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

For purposes of the pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings (loss) per share information):

                                                        1998       1997     1996
------------------------------------------------------------------------------------
Pro forma net income (loss)                            $(7,194)  $  6,506  $4,708
Pro forma earnings (loss)
  per share
    Basic                                              $ (1.04)  $   1.04  $ 0.78
    Diluted                                            $ (1.04)  $   1.01  $ 0.75
------------------------------------------------------------------------------------

A summary of stock option activity is as follows:

                                                                         Weighted
                                                                         Average
                                                                         Exercise
                                                                         Price per
                                                        Shares             Share
------------------------------------------------------------------------------------
Outstanding at October 1, 1995                         586,136            $ 9.30
  Granted                                              185,600             19.55
  Exercised                                           (124,707)             3.51
  Cancelled                                            (65,376)            11.92
------------------------------------------------------------------------------------
Outstanding at September 30, 1996                      581,653             13.20
  Granted                                              194,500             18.46
  Exercised                                            (43,753)             5.33
  Cancelled                                            (20,537)            16.54
------------------------------------------------------------------------------------
Outstanding at September 30, 1997                      711,863             15.02
  Granted                                              384,000             20.52
  Exercised                                            (16,899)             9.16
  Cancelled                                           (304,972)            20.26
------------------------------------------------------------------------------------
Outstanding at September 30, 1998                      773,992            $15.82
====================================================================================

At September 30, 1998, 1997 and 1996, options to acquire 476,742, 322,821, and 247,084 shares, respectively, were exercisable. The weighted average fair value of options granted in 1998, 1997 and 1996 was $8.84, $7.97 and $8.64, respectively.

The following table summarizes the ranges of exercise prices and weighted average contractual lives for options outstanding and the weighted average exercise price for options exercisable as of September 30, 1998:

      Options Outstanding                       Options Exercisable
------------------------------------------------------------------------
                                   Weighted
                                    Average                    Weighted
                                   Remaining      Number        Average
    Exercise                      Contractual     Options      Exercise
      Price        Outstanding       Life        Exercisable     Price
------------------------------------------------------------------------
$ 0.014-$ 0.714       16,474          2.0          16,474        $ 0.47
           1.43       11,667          3.3          11,667          1.43
      4.29-5.70      102,726          4.4         102,726          4.42
     8.00-10.26       45,000          5.7          45,000          8.92
    13.38-19.87      554,625          8.2         262,375         18.39
    20.00-24.75       43,500          8.2          38,500         22.87
------------------------------------------------------------------------
                     773,992          7.3         476,742        $13.82
========================================================================

7. INCOME TAXES

The income tax provision (benefit) for the years ended September 30, 1998, 1997 and 1996 are summarized below:

                                 1998             1997         1996
-----------------------------------------------------------------------
Current:
  Federal                    $(2,621,000)     $2,683,000    $3,421,000
  State                         (491,000)        503,000       642,000
-----------------------------------------------------------------------
                              (3,112,000)      3,186,000     4,063,000
Deferred:
  Federal                       (167,165)      1,357,021      (552,856)
  State                          (31,427)        254,441      (103,660)
-----------------------------------------------------------------------
                                (198,592)      1,611,462      (656,516)
-----------------------------------------------------------------------
                             $(3,310,592)    $ 4,797,462    $3,406,484
-----------------------------------------------------------------------

A reconciliation of the income tax provision (benefit) to the statutory federal income tax rate is as follows:

                                 1998             1997          1996
-----------------------------------------------------------------------
Statutory rate of
  34% applied
  to pre-tax
  income                     $(3,264,949)      $4,097,734    $2,873,958
State income taxes,
  net of federal
  tax benefit                   (344,802)         448,340       338,113
Amortization of
  goodwill                       234,203          202,992       192,630
Other, net                        64,956           48,396         1,783
-----------------------------------------------------------------------
                             $(3,310,592)     $ 4,797,462    $3,406,484
=======================================================================

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                  1998              1997
-------------------------------------------------------------
Allowance for
  doubtful accounts           $ 3,637,406       $ 3,236,862
Mark to market accounting
  for accounts receivable      (3,902,239)       (5,685,362)
Net operating loss
  carryforward                    441,270         1,830,844
Payroll related accruals          632,075           495,566
Insurance related accruals      1,336,229         1,068,684
Property and equipment
  and intangibles              (3,381,850)       (2,242,151)
Other, net                        624,912           484,768
-------------------------------------------------------------
Net deferred tax liability    $  (612,197)      $  (810,789)
=============================================================

Under guidance issued by the Internal Revenue Service in December 1996, the Company made an election entitling it to mark its accounts receivable to market value for tax purposes. In fiscal 1998, the mark to market election for accounts receivable was repealed requiring the Company to recognize the related deferred tax liabilities evenly over the next four years.

The Company has approximately $1.2 million of net operating losses for income tax purposes available to offset future taxable income. Such losses expire by the year 2011.

For the year ended September 30, 1998, the Company realized approximately $558,000 of a net operating loss relating to a business acquired through a stock acquisition. This resulted in a reduction to the intangible asset and an increase in the deferred income taxes recorded at the date of the acquisition.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their fair value.

Long and short-term debt - The carrying amounts of the Company's borrowings under its revolving credit agreements approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The Company's amount of long-term debt approximates its fair value.

9. EMPLOYEE SAVINGS PLAN

The Company has a contributory savings plan (the "Plan"), which qualifies under Section 401(k) of the Internal Revenue Code, covering all employees of the Company (except, among others, highly compensated employees as defined in the Plan, certain employees designated as part-time employees and employees deemed to be leased employees within the meaning of certain provisions of the Code). The Company, at its discretion, may match 33% of employee contributions to a maximum of 6% of employee earnings each Plan year. Company contributions to the Plan were approximately $403,000, $277,000 and $201,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

In October 1997, the Company amended the 401(k) Plan to remove certain selected management or highly compensated employees earning more than $80,000 annually from being eligible to participate in the 401(k) Plan. The Company adopted the Pediatric Services of America, Inc. Non-Qualified Deferred Compensation Plan (the "Non-Qualified Plan") for those employees of the Company. The purpose of this plan is to provide the selected management or highly compensated personnel of the Company with the opportunity to defer amounts of their compensation which might not otherwise be deferrable under other Company plans, including the 401(k) Plan, and to receive the benefit of additions to their deferral, in the absence of certain restrictions and limitations in the Code. Participants elect the amount of pay they wish to defer up to the maximum percentage of compensation for the tier to which the employee is a member. Maximum deferrals range from 10% to 100% of compensation. The Company may contribute to the Plan an amount equal to a percentage of the amount each Participant contributes to the Plan. The Non-Qualified Plan is intended to be an unfunded plan for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Company contributions and voluntary compensation deferrals are held in a "Rabbi Trust" as that term is defined in Revenue Procedure 92-64, 1992-2 C.B. 422. Distributions of Plan contributions and earnings will be made upon termination of employment, disability, retirement or the financial hardship of the participant. In-service benefits are also available to participants. Company contributions to the Non-Qualified Plan were approximately $55,412 for fiscal 1998.

10. COMMITMENTS AND CONTINGENCIES

As of September 30, 1998, the Company's professional liability policy is on a claims-made basis. Should this claims-made policy not be renewed or replaced with equivalent insurance, claims based on occurrences during its term but asserted subsequently would be uninsured.

The Company is subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's consolidated financial position.

11. BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income
(loss) per share is computed using the weighted average number of common stock outstanding and the dilutive effect of common equivalent shares (calculated using the treasury stock method).

The following table sets forth the reconciliation of the denominators of the basic and diluted earnings per share:


Year Ended September 30,            1998       1997       1996
------------------------------------------------------------------
Denominator for basic income
  (loss) per share -
    weighted average shares       6,910,760  6,256,567  6,057,182
Effect of dilutive securities:
Warrants and options                     --    189,188    243,026
Conversion of preferred stock
  upon a business combination            --         --    137,117
------------------------------------------------------------------
Denominator for diluted income
  (loss) per share-
  adjusted weighted
  average shares                  6,910,760  6,445,755  6,437,325
==================================================================

Supplemental earnings per common share was calculated for 1996 using the weighted average number of common and common equivalent shares outstanding during the period assuming the conversion of the redeemable convertible preferred stock into common stock, the payment of accrued dividends and the issuance of common stock in connection with the exercise of warrants as of the beginning of fiscal 1996. For 1996, the supplemental earnings per share was $0.78 using supplemental weighted average shares outstanding of 6,439,450.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1998 and 1997 is as follows (in thousands, except per share data):

QUARTER
Fiscal 1997                      First   Second     Third     Fourth
---------------------------------------------------------------------
Net revenue                     $46,554  $49,746  $ 53,890   $53,833
Operating income                  3,309    3,683     4,032     4,443
Income before income taxes        2,774    2,903     3,064     3,311
Net income                        1,656    1,733     1,839     2,027
Net income per share:
  Basic                            0.27     0.28      0.29      0.32
  Diluted                          0.26     0.27      0.29      0.31

QUARTER
Fiscal 1998                     First    Second   Third      Fourth
---------------------------------------------------------------------
Net revenue                     $61,559  $79,479  $ 78,480   $82,974
Operating income (loss)           5,019    5,476   (13,208)    1,998
Income (loss) before
  income tax expense
  (benefit)                       3,554    3,576   (15,826)     (907)
Net income (loss)                 2,122    2,135    (9,909)     (640)
Net income (loss) per share:
  Basic                            0.33     0.30     (1.39)    (0.09)
  Diluted                          0.32     0.30     (1.39)    (0.09)
---------------------------------------------------------------------

13. STOCKHOLDERS' EQUITY

On September 22, 1998, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one Common Stock Purchase Right ("Right") for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on October 13, 1998. The Rights will be attached and traded with the Company's Common Stock, but will detach and become exercisable 10 days after a person or group (Acquiring Person) has acquired beneficial ownership of 15% or more of the Common Stock, or 10 days after a person or group commences a tender offer or an exchange offer that would result in their owning 15% or more of the Common Stock. Each Right may be exercised to acquire a number of shares of Common Stock equal to ten shares of Common Stock multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding on the date that an Acquiring Person was first determined to be such (the Stock Acquisition Date) and the denominator of which is the number of Rights outstanding on the Stock Acquisition Date that are not owned by the Acquiring Person. The Company may redeem the Rights at a price of $0.01 per share at any time before a person becomes an Acquiring Person. Until a Right is exercised, the Right holder will have no rights as a stockholder of the Company, including the right to vote or to receive dividends. The Rights will expire on September 30, 2008, unless earlier redeemed or exchanged by the Company.

14. SUBSEQUENT EVENT

On December 24, 1998, the Credit Agreement discussed in Note 3 was further amended waiving the default under the Credit Agreement through January 29, 1999 and providing the Company temporary borrowing availability while revised financial covenants and other modifications were negotiated. On January 8, 1999, an amendment ("Amendment No. 4") was signed with a revised set of financial covenants. The new financial covenants continue to require certain liquidity ratios and days sales outstanding targets to be met. The new covenants become more restrictive over the remaining life of the Credit Agreement which, in the opinion of management, is reflective of the anticipated improvements in the business. Management believes that these improvements are achievable based on the full implementation of the new financial systems, the significant reduction in acquisition activity which will allow the Company to more fully focus on improving existing operations and an improvement in the collection of accounts receivable. Based on the above, management believes that the Company will remain in compliance with all of the new financial covenants. Though not anticipated, if the Company fails to remain in compliance with the new financial covenants it could have a material adverse effect on the Company. Amendment No. 4 also revised the Credit Agreement termination date from August 13, 2002 to October 1, 2000 and reduced the total commitment from $75 million to $70 million, with a further reduction to $65 million on June 30, 1999.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Pediatric Services of America, Inc.

We have audited the accompanying consolidated balance sheets of Pediatric Services of America, Inc. ("PSA"), as of September 30, 1998 and 1997, and the related consolidated statements of operations, redeemable preferred stock, common stock and other stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of PSA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSA at September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

December 4, 1998, except for Note 14,
as to which the date is January 8, 1999
Atlanta, Georgia

                             CORPORATE INFORMATION

CORPORATE OFFICES
Pediatric Services of America, Inc.
310 Technology Parkway
Norcross, Georgia 30092-2929
(770) 441-1580

TRANSFER AGENT
Chase Mellon Shareholder Services
Four Station Square
3rd Floor
Pittsburgh, Pennsylvania 15219

INDEPENDENT AUDITORS
Ernst & Young LLP
600 Peachtree Street
Atlanta, Georgia 30308

ATTORNEYS
Long Aldridge & Norman LLP
One Peachtree Center
Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308

STOCK LISTING
The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PSAI".

SHAREHOLDER RELATIONS
Stephen M. Mengert
Senior Vice President,
Chief Financial Officer,
Secretary and Treasurer
310 Technology Parkway
Norcross, Georgia 30092-2929

ANNUAL SHAREHOLDER'S MEETING
The Annual Meeting will be held at the Medlock Auditorium at the Northeast Atlanta Hilton, 5993 Peachtree Industrial Boulevard, Norcross, Georgia on January 20, 1999 at 9:00 A.M. local time.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K for fiscal 1998, including financial statement schedules (without exhibits), as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders upon written request to:
Stephen M. Mengert
Pediatric Services of America, Inc.
310 Technology Parkway
Norcross, Georgia 30092-2929

MARKET MAKERS
The following firms make a market in the Company's Common Stock:
Equitable Securities Corp.
Herzog, Heine, Geduld, Inc.
Knight Securities L.P.
Mayer & Schweitzer, Inc.
Needham & Company, Inc.
Prudential Securities, Inc.
Salomon Smith Barney, Inc.
Sterne, Agee & Leach
Troster Singer Corp.
Wheat First Securities, Inc.

PRICE RANGE OF COMMON STOCK
The Company's Common Stock trades on the NASDAQ National Market under the symbol "PSAI". The following table sets forth the quarterly high and low closing sale prices for the Common Stock for the periods indicated through September 30, 1998 as reported by NASDAQ. At December 1, 1998, there were approximately 116 shareholders of record and an estimated 1,600 beneficial owners holding stock in nominee or "street" name. The Company has paid no cash dividends on its Common Stock.


                   High    Low
--------------------------------
1998
First Quarter     $19.13  $18.25
Second Quarter    $21.50  $20.38
Third Quarter     $15.50  $14.88
Fourth Quarter    $ 3.44  $ 3.25

--------------------------------
1997
First Quarter     $21.50  $15.38
Second Quarter    $20.50  $16.88
Third Quarter     $21.25  $16.00
Fourth Quarter    $23.38  $19.88

                            DIRECTORS AND OFFICERS

           [PHOTO OF CORPORATE AND EXECUTIVE OFFICERS APPEARS HERE]

Officers--Left to right: Linda K. Duval, Pamela H. Barrow, Elizabeth A. Rubio,
   Lisa A. Palmer, Joseph D. Sansone, Joseph M. Harrelson, Julie A. Bowman,
      James R. Henderson, Susan E. Dignan, James M. McNeill, David Nabors
                            and Stephen M. Mengert

                       CORPORATE AND EXECUTIVE OFFICERS

JOSEPH D. SANSONE
President and
Chief Executive Officer

STEPHEN M. MENGERT
Senior Vice President,
Chief Financial Officer,
Secretary and Treasurer

SUSAN E. DIGNAN
Assistant Secretary and
General Counsel

DAVID NABORS
Vice President of Diagnostic Services

JAMES R. HENDERSON
Senior Vice President of Operations

PAMELA H. BARROW
Vice President of Managed Care

ELIZABETH A. RUBIO
Vice President of Quality Assurance

JOSEPH M. HARRELSON
Divisional Vice President

JULIE A. BOWMAN
Divisional Vice President

LISA A. PALMER
Divisional Vice President

LINDA K. DUVAL
Divisional Vice President

JAMES M. MCNEILL
Chief Accounting Officer

                              BOARD OF DIRECTORS

JOSEPH D. SANSONE
Chairman of the Board of Directors, President and Chief Executive Officer of PSA

MICHAEL J. FINN
General Partner of Brantley Venture Partners, L.P.

ADAM O. HOLZHAUER
Chairman, Director and Chief Executive Officer of Royale Healthcare, Inc.

ROBERT P. PINKAS
General Partner of Brantley Venture Partners, L.P.

IRVING S. SHAPIRO
Of Counsel to the law firm of Skadden, Arps, Slate, Meagher & Flom

RICHARD S. SMITH
President of Ventex Management, Inc. (an investment company)

          [LOGO OF PEDIATRIC SERVICES OF AMERICA, INC. APPEARS HERE]


                            310 Technology Parkway
                         Norcross, Georgia 30092-2929
                                www.psakids.com